
05009051

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tata Motors

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUN 17 2005
THOMSON
FINANCIAL

FILE NO. 82- 3768 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/16/05

82-3768



ARLS
3-31-05

TATA MOTORS

60th Annual Report 2004-2005

1954-2004: From Indian Roads to Global Highways

The year 2004-05 is a special year for Tata Motors as the Company celebrates its golden jubilee of automobile production. From the first Tata truck that rolled out in 1954 to the present day, Tata Motors has been on a journey of constant evolution and growth. An eventful journey - Tata Motors - erstwhile Tata Engineering and Locomotive Company Limited (TELCO) has evolved from being a truck manufacturer to becoming India's only fully integrated automobile manufacturer with a product range designed to meet India's transportation needs.

Today, it stands tall as the world's fifth largest medium and heavy commercial vehicle manufacturer. From the by lanes of rural India and its interstate roads to the highways of the world, Tata Motors is transcending borders and is geared for its cruise on the world track.


TELCO THE FIRST
TATA MERCEDES

CIRCA 1954
Launch of the first Tata Mercedes Benz truck.



CIRCA 1958
India's first Prime Minister Pandit Jawaharlal Nehru walks through the apprentice shops at Jamshedpur along with Mr Sumant Moolgaokar.



CIRCA 1965
Sardar Kartar Singh, owner of the first Tata Mercedes Benz truck receives the key to the 100,000th truck from Mr Sumant Moolgaokar.



CIRCA 1969
Employees cheer as the first Tata branded truck rolls out. Collaboration with Daimler Benz, Germany ends.



CIRCA 1977
The first commercial vehicle manufactured at the Pune plant.


LAUNCHING
TATA 407
21.2.1986

CIRCA 1986
First light commercial vehicle from Telco, the Tata 407 is launched.


MILLIONTH VEHICLE

CIRCA 1991
The millionth Tata Vehicle – A million Indians are proud owners of Tata vehicles.



CIRCA 1992
Tata Estate – Telco's second passenger vehicle launched.
Mr JRD Tata and Mr Ratan N Tata seen at the launch event.



CIRCA 1998
Mr Ratan N Tata drives the first Tata Indica off the assembly line.



CIRCA 2004
Tata Motors acquires Daewoo Commercial Vehicle Company, Korea. The Tata Novus range of heavy commercial vehicles from Tata Daewoo is launched soon after.

Century of Trust

The year 2004-2005 is significant to the Tata group. We pay homage to three visionaries, who were instrumental in shaping the group - its vision and values, its fortitude and philosophy, making it a unique business conglomerate. The year 2004 marks the death centenary of Jamsetji Tata and the birth centenary of JRD Tata and Naval Tata.



Jamsetji Tata (1839 - 1904)

What advances a nation or a community is not so much to prop up its weakest and most helpless members, but to lift up the best and the most gifted, so as to make them of the greatest service to the country. - **Jamsetji Tata**



Naval Tata (1904 - 1989)



JRD Tata (1904 - 1993)

If you aim for perfection you will attain excellence,
If you aim for excellence you may find yourself a little lower.
- JRD Tata

Homage to Mr Sumant Moolgaokar



Sumant Moolgaokar (1906 - 1989)

This year we celebrate the birth centenary of Mr Sumant Moolgaokar, late chairman and architect of Tata Motors. Leading the Company for nearly four decades, he built Tata Motors into an organisation capable of competing with the world's best - in terms of people, process and technology.

We set high standards for ourselves and for the operations and decided that profitability and growth must result from efficient exploration of challenging opportunities. - **Sumant Moolgaokar**

TATA

TATA MOTORS

Sixtieth annual report 2004-05

Contents

ODD LOT SCHEME FOR SHAREHOLDERS

Having regard to the difficulties experienced by the shareholders in disposing of the physical shares held in small/odd lots, Tata Share Registry Ltd. has framed a scheme for the purchase of such shares.

Any shareholder wishing to know the details of the scheme may kindly contact Tata Share Registry Ltd., Army Navy Building, 148, M G Road, Fort, Mumbai 400001.

Phone No.: +91-22-56568484 Ext.: 239/242/243

Email: csg-unit@tatashare.com; oddlot@tatashare.com

Annual General Meeting on Monday, July 11, 2005 at Birla Matushri Sabhagar at 3.30 p.m.

Tata Motors Limited (formerly known as Tata Engineering and Locomotive Company Limited)

Board of Directors

Ratan N Tata	*Chairman*
N A Soonawala	
J J Irani	
J K Setna	
V R Mehta	
R Gopalakrishnan	
N N Wadia	
Helmut Petri	
S A Naik	
Ravi Kant	*Executive Director*
Praveen P Kadle	*Executive Director*
V Sumantran	*Executive Director*
P K M Fietzek	*(Alternate Director to Mr Helmut Petri)*

Management Team

A P Arya	*President (Jamshedpur & Lucknow Works)*
P M Telang	*President (Pune & Dharwad Works)*
Rajiv Dube	*Sr. Vice President (Commercial) PCBU*
C Ramakrishnan	*Vice President (Chairman's Office)*
Shyam Mani	*Vice President (Sales & Marketing) CVBU*
R T Singh	*Vice President (Manufacturing)*
K C Girotra	*Vice President (Lucknow Works & FBV)*
R S Thakur	*Vice President (Finance)*
R R Akarte	*Vice President (ERC)*
M V Rajarao	*Vice President (Manufacturing)*

Company Secretary

H K Sethna

Registered Office

Bombay House,
24, Homi Mody Street,
Mumbai 400 001.
Tel: +91-22-56658282
Fax: +91-22-56657799

Share Registrars

Tata Share Registry Limited,
Army & Navy Building,
148, Mahatma Gandhi Road,
Mumbai 400 001.
Tel: +91-22-56568484
Fax: +91-22-56568494

Solicitors

Mulla & Mulla and Craigie, Blunt & Caroe
AZB & Partners

Auditors

A F Ferguson & Co.
S B Billimoria & Co.
Deloitte Haskins & Sells *(Proposed to be appointed for FY 2005-06)*

Works

Jamshedpur, Pune, Lucknow, Dharwad

Web Site

www.tatamotors.com

Bankers

Bank of America, Bank of Baroda, Bank of India, Bank of Maharashtra, Bank of Nova Scotia, Central Bank of India, Citibank N. A., Corporation Bank, Deutsche Bank, HDFC Bank Limited, ICICI Bank Limited, Standard Chartered Bank, State Bank of India, The Hongkong & Shanghai Banking Corporation Limited, Union Bank of India

Summarised Balance Sheet

(Rupees crores)

WHAT THE COMPANY OWNED		As at March 31, 2005	As at March 31, 2004
1	NET FIXED ASSETS	**3696.51**	3247.80
2	INVESTMENTS	**2912.06**	3056.77
3	NET CURRENT ASSETS	**545.36**	(959.24)
4	MISCELLANEOUS EXPENDITURE	**18.16**	22.19
5	TOTAL ASSETS (NET)	**7172.09**	**5367.52**
WHAT THE COMPANY OWED			
1	LOANS	**2495.42**	1259.77
2	NET WORTH	**4111.39**	3593.60
	Represented by :		
	Share Capital **Rs. 361.79 crores** (Previous Year Rs. 356.83 crores)		
	Reserves **Rs. 3,749.60 crores** (Previous Year Rs. 3,236.77 crores)		
3	DEFERRED TAX LIABILITY (NET)	**565.28**	514.15
4	TOTAL FUNDS EMPLOYED	**7172.09**	**5367.52**

Summarised Profit and Loss Account

(Rupees crores)

		2004-05	2003-04
1	**INCOME**		
	SALE OF PRODUCTS AND OTHER INCOME	**20648.66**	15552.42
	LESS : EXCISE DUTY	**3063.44**	2270.30
		17585.22	13282.12
2	**EXPENDITURE**		
	RAW MATERIALS / COMPONENTS, MANUFACTURING AND OTHER EXPENSES	**14208.70**	10458.93
	EMPLOYEE COST	**1039.34**	882.49
	PRODUCT DEVELOPMENT EXPENDITURE	**67.12**	51.64
	DEPRECIATION	**450.16**	382.60
	INTEREST	**154.15**	161.26
	TOTAL EXPENDITURE	**15919.47**	11936.92
	PROFIT BEFORE EXCEPTIONAL ITEMS AND TAX	**1665.75**	1345.20
	PROVISION FOR DIMINUTION IN VALUE OF INVESTMENTS	**(9.67)**	(48.30)
	EMPLOYEE SEPARATION COST	**(4.18)**	(4.56)
3	**PROFIT BEFORE TAX**	**1651.90**	1292.34
4	TAX : i) CURRENT	**(363.82)**	(96.00)
	ii) DEFERRED	**(51.13)**	(386.00)
5	**PROFIT AFTER TAX**	**1236.95**	810.34
6	BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR	**365.80**	123.71
		1602.75	**934.05**
7	**APPROPRIATIONS**		
	(i) Interim Dividend	-	139.95
	(ii) Tax on Interim Dividend	-	17.93
	(iii) Proposed Dividend	**452.19**	142.16
	(iv) Tax on Proposed Dividend	**63.42**	18.21
	(v) Residual dividend paid for the year 2003-04 (including tax)	**1.54**	-
	(vi) General Reserve	**500.00**	250.00
	(vii) Balance carried to Balance Sheet	**585.60**	365.80
		1602.75	**934.05**

Chairman's Statement

Dear Shareholder,

The Tata Locomotive and Engineering Company Limited was formed in 1945, to manufacture steam locomotives, which it supplied to the Indian Railways from its plant in Jamshedpur for the next over two decades. In 1954, the Company took a critical decision to enter a totally new business line which changed its fortunes in the years to come. This was the decision to enter into a collaboration with Daimler Benz AG of West Germany to manufacture commercial vehicles, setting the path for it to become the leading Indian commercial vehicle manufacturer in the country.

Today, in its 60th year, and 50 years after that important decision to enter the automotive sector, the Company, now renamed Tata Motors Limited, has produced and sold a total of 2.7 million trucks and buses, and enjoys a dominant share of the Indian market. Following the termination of the collaboration with Daimler Benz in 1969, the Company established its own product development capability, providing itself with the independence and flexibility of a self-sufficient, stand-alone automobile company. This capability enabled the Company to make yet another critical decision in 1995, namely, to design, develop and manufacture its own passenger cars, which in turn have made their own mark in the domestic and selected overseas markets. The Company today has become the largest manufacturer of commercial vehicles and passenger cars in the country, and the fifth largest medium and heavy commercial vehicle manufacturer globally.

2004-05 has been a memorable year for Tata Motors on several fronts. The revenues reached a new high of just over Rs.20,000 crores with the highest-ever Profit After Tax of just over Rs.1,200 crores. 2004 was also the 100th anniversary of the passing away of the Group's founder, Mr. J. N. Tata, whose vision and foresight laid the strong foundations for the enterprises established as well as the value system for which the

Tata Group is known today. The year, coincidentally, also marks the birth centenaries of Mr. J. R. D. Tata, Mr. Naval Tata and Mr. Sumant Moolgaokar, who provided leadership and direction to the Group over the past 50 years of development and growth, while preserving the business ethics and values set by the founder. Tata Motors' excellent performance during the year has thus been a fitting tribute to the memory of these venerable gentlemen, to whom we owe so much for building this Company into an institution which stands for trust, good value for the consumer, and a great sense of social responsibility.

The Indian economy has continued to be buoyant during the year, with continued growth in the demand for goods and services. Several sectors of the economy have gained in prosperity and the corporate sector has, almost without exception, enjoyed the benefits of strong growth. The entry of new domestic and international companies in several sectors has forced many Indian corporates to become more competitive – and, most importantly, the Indian consumers have the opportunity to choose the products and services that provide them with the best value.

In this environment, Tata Motors has had an outstanding year. It has grown its market share in commercial vehicles and passenger cars, and retained its product leadership in most of its product segments. As a result of its concerted efforts to grow overseas, the Company has been very successful in the launch of its commercial vehicles and passenger cars in South Africa, Turkey and Russia. It also introduced the range of heavy commercial vehicles from its Tata Daewoo Heavy Commercial Vehicle Company plant in the Republic of Korea, in several overseas markets, complementing the Company's existing product range. During the year, Tata Motors also invested in Hispano Carrocera SA, a leading Spanish bus manufacturing company, which is expected to provide the Company with high-end buses and the related technology to address the luxury bus segment in various geographies. The year, therefore, has seen a consolidation of our Company's operations domestically and a substantial increased penetration into select overseas markets.

These very positive developments during the year were marred by the unfortunate turn of events in the MG Rover Group in the UK, which have forced it into court administration. These events fortunately are not expected to significantly impact Tata Motors in terms of receivables from the MG Rover Group under the administrator. Initiatives to grow our Company's presence in Western Europe through our Company's existing dealer network continue as before.

At this time, it is essential that we do not forget that the well-being of the commercial vehicles business depends directly on the health of the economy. As has been said many times before, the commercial vehicles business is one of the barometers of the economy. One needs, therefore, to guard against any sense of euphoria and recognise that this business is prone to up-turns and down-turns of an economic business cycle, driven by several related and unrelated factors. The passenger car sector, by contrast, is less related to the economic variations of the country, and instead, more dependent on the market acceptance of new products, the discretionary income level of the consumer and the availability of credit. The unprecedented increase in steel prices and other input costs have placed considerable pressure on margins and while the industry has absorbed a major part of these costs during the year, it is most likely that prices of passenger cars will increase, possibly having a damping effect on demand. The rising prices of fuel will undoubtedly also have an impact on the viability of the transport industry and new commercial vehicles sales. Tata Motors will, therefore, have to aggressively reduce its costs without compromising quality, and be able to market products which have appeal in terms of price, appearance, performance and reliability as well as good customer support.

Looking Ahead:

As the level of prosperity in the country increases and as the road connectivity throughout India improves, following the major investments being made in road infrastructure, there is no doubt that the automotive industry will continue to play a major role in India's development. The automotive industry in India is dominated by global majors who have established varying levels of manufacturing capabilities in the country. Products offered will, by and large, be similar to products being developed for other markets. Tata Motors is one of two or three Indian enterprises which have the capability of developing 'home grown' indigenously-developed products, designed specifically for the Indian market, but it is essential that these new product introductions are on schedule and at affordable prices. The Company will also need to differentiate itself by developing products that are designed to meet the needs of the vast and growing 'lower segments of the pyramid', in addition to the product range it sells today. The recently introduced mini truck and the new low-end car being developed by the Company are amongst such initiatives. The small car envisages some evolutionary and different means of product assembly and distribution, which could possibly be the first of its kind in the country, aimed at providing the customer with exceptional value at a very affordable cost, thus extensively expanding the target market.

The Company has transformed itself, to a very great extent, in several areas over the past 10 years and has the capability of meeting the challenges ahead. But it will be necessary to ensure that its ability to achieve its goals is not diminished by complacency or bureaucracy or arrogance. This mindset transformation and the willingness to question the unquestioned will have to be accelerated even more to ensure continued leadership. A greater sense of fulfillment will only come when there is an environment in which there is total encouragement of new ideas, dismantling of hierarchal structures and a truly 'seamless' operation. This will undoubtedly be one of the Company's greatest challenges. If our Company can succeed in fully making this important transformation, it can look forward to making a significant contribution towards our national growth and aspire to remain at the forefront of the country's automotive enterprises for the next 50 years.



Mumbai, June 6, 2005

Chairman

NOTICE

NOTICE IS HEREBY GIVEN THAT THE SIXTIETH ANNUAL GENERAL MEETING OF TATA MOTORS LIMITED will be held on Monday, July 11, 2005 at 3:30 p.m., at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 to transact the following business :-

Ordinary Business

1. To receive, consider and adopt the Audited Profit and Loss Account for the year ended March 31, 2005 and the Balance Sheet as at that date together with the Report of the Directors and the Auditors thereon.
2. To declare a dividend on Ordinary Shares.
3. To appoint a Director in place of Mr N N Wadia, who retires by rotation and is eligible for re-appointment.
4. To appoint a Director in place of Mr P P Kadle, who retires by rotation and is eligible for re-appointment.
5. To appoint a Director in place of Dr V Sumantran, who retires by rotation and is eligible for re-appointment.

Special Business

6. **Appointment of Statutory Auditors**

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution :-

"RESOLVED that subject to the provisions of Sections 224, 225 and other applicable provisions, if any, of the Companies Act, 1956, Messrs Deloitte Haskins & Sells, Mumbai, be and are hereby appointed as Statutory Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting, in place of the retiring auditors Messrs S B Billimoria & Co, Chartered Accountants and Messrs A F Ferguson & Co, Chartered Accountants to examine and audit the accounts of the Company for the Financial Year 2005-06, at such remuneration as may be mutually agreed upon between the Board of Directors of the Company and the Auditors, plus service tax, out-of-pocket, travelling and living expenses, the audit to be carried out at the various locations of the Company at periodic intervals."

7. **Re-appointment of Mr Ravi Kant as a Whole-time Director**

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution :-

"RESOLVED that pursuant to the provisions of Sections 269, 309, 310, 311 and other applicable provisions, if any, of the Companies Act, 1956 as amended or re-enacted from time to time ("the Act"), the Company hereby approves of the re-appointment and terms of remuneration of Mr Ravi Kant as a Whole-time Director of the Company for the period from July 12, 2005 to June 1, 2009 upon the terms and conditions set out below and in the draft Agreement submitted to this Meeting and initialled by a Director for the purpose of identification:-

i. Remuneration :

a. Salary: Upto a maximum of Rs.4,00,000/- per month with authority to the Board, which expression shall include a Committee thereof, to fix the salary within the above maximum amount from time to time. The annual increment will be merit based and take into account the Company's performance.

b. Incentive Remuneration: Upto 200% of salary to be paid at the discretion of the Board annually, based on certain performance criteria.

c. Commission: Such remuneration by way of commission, in addition to the salary, incentive remuneration, if any, and perquisites and allowances payable, calculated with reference to the net profits of the Company in a particular financial year, as may be determined by the Board of Directors of the Company at the end of each financial year, subject to the overall ceilings stipulated in Sections 198 and 309 of the Act. The specific amounts payable to Mr Kant will be based on certain performance criteria to be laid down by the Board and will be payable annually after the Annual Accounts have been approved by the Board of Directors and adopted by the Members.

d. Perquisites and allowances: In addition to the salary, incentive remuneration, if any, and commission payable, Mr Kant shall also be entitled to perquisites and allowances like accommodation (furnished or otherwise) or house rent allowance in lieu thereof; house maintenance allowance, together with reimbursement of expenses or allowances for utilities such as gas, electricity, water, furnishings, repairs, servants' salaries, society charges and property tax; medical reimbursement, medical/accident insurance, leave travel concession for himself and his family; club fees and such other perquisites and allowances in accordance with the rules of the Company or as may be agreed to by the Board of Directors and Mr Kant; such perquisites and allowances will be subject to a maximum of 140% of his annual salary.

- For the purposes of calculating the above ceiling, perquisites and allowances shall be evaluated as per Income-tax Rules, wherever applicable. In the absence of any such Rules, perquisites and allowances shall be evaluated at actual cost.
- Provision for use of the Company's car for official duties and telephone at residence shall not be included in the computation of perquisites and allowances for the purpose of calculating the said ceiling.
- Company's contribution to Provident Fund and Superannuation Fund or Annuity Fund, to the extent these either singly or together are not taxable under the Income-tax Act, Gratuity payable as per the rules of the Company and encashment of leave at the end of the tenure shall not be included in the computation of limits for the remuneration or perquisites aforesaid.

ii. Minimum Remuneration: Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of Mr Kant, the profits are inadequate, the Company will pay remuneration by way of salary, incentive remuneration, perquisites and allowances as specified above."

"RESOLVED FURTHER that the Board be and is hereby authorised to alter and vary the terms and conditions of the said re-appointment and/or Agreement in such manner as may be agreed to between the Directors and Mr Kant and to do all acts, deeds, matters and things, as it may, at its absolute discretion, consider necessary, expedient or desirable, to give effect to the foregoing Resolution or otherwise considered by it to be in the best interests of the Company."

NOTES:

(a) The relative Explanatory Statements pursuant to Section 173 of the Companies Act, 1956, in respect of the business under item nos. 6 and 7 set out above and details under Clause 49 of the Listing Agreement with the Stock Exchanges in respect of Directors seeking re-appointment at the Annual General Meeting, are annexed hereto.

(b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

(c) Only registered members of the Company may attend and vote (either in person or by proxy) at the Annual General Meeting. The holders of the American Depositary Receipts (the 'ADRs') of the Company shall not be entitled to attend the said Annual General Meeting. However, the ADR holders are entitled to give instructions for exercise of voting rights at the said meeting through the Depositary, to give or withhold such consents, to receive such notice or to otherwise take action to exercise their rights with respect to such underlying shares represented by each American Depositary Shares. A brief statement as to the manner in which such voting instructions may be given would be sent to the ADR holders by the Depositary.

(d) The Register of Members and Transfer Books of the Company will be closed from Monday, June 27, 2005 to Monday, July 11, 2005, both days inclusive, for the purpose of payment of dividend to those Members whose names stand on the Register of Members as on July 11, 2005. The dividend in respect of Ordinary Shares held in electronic form will be payable to the beneficial owners of the Ordinary Shares as at the end of business hours on June 25, 2005, as per the details furnished by the depositories for this purpose.

(e) The dividend on Ordinary Shares as recommended by the Directors for the year ended March 31, 2005 will be payable on or after July 11, 2005 in accordance with the resolution to be passed by the Members of the Company.

(f) To avoid loss of dividend warrants in transit and undue delay in respect of receipt of dividend warrants, the Company has provided a facility to the Members for remittance of dividend through Electronic Clearing System (ECS). The ECS facility is available at locations identified by Reserve Bank of India from time to time and covers most of the cities and towns. Members holding shares in physical form and desirous of availing this facility are requested to contact the Company's Registrars and Transfer Agents.

(g) Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS, mandates, nominations, power of attorney, change of address/name, etc. to their depository participant only and not to the Company's Registrars and Transfer Agents. Changes intimated to the depository participant will then be automatically reflected in the Company's records which will help the Company and its Registrars and Transfer Agents to provide efficient and better service to the Members.

(h) Members' attention is particularly drawn to the "Corporate Governance" section in respect of unclaimed and unpaid dividends.

(i) As an austerity measure, copies of the Annual Report will not be distributed at the Annual General Meeting. Members are requested to bring their copies to the Meeting.

By Order of the Board of Directors

H K Sethna
Company Secretary

Mumbai, June 6, 2005

Registered Office:
Bombay House
24, Homi Mody Street
Mumbai 400 001

EXPLANATORY STATEMENTS

The following Explanatory Statements, pursuant to Section 173 of the Companies Act, 1956 (the Act), sets out all material facts relating to the business mentioned at item nos. 6 and 7 of the accompanying Notice dated June 6, 2005.

2. **Item No. 6**: The Company's Statutory Accounts under Indian GAAP have been jointly audited by Messrs A F Ferguson & Co (AFF) and Messrs S B Billimoria & Co (SBB) since its incorporation.

3. With the listing of the Company's Depositary Shares program on the New York Stock Exchange in September 2004, the US GAAP financials are required to be audited by a firm registered with the Public Company Accounting Oversight Board (PCAOB) in the United States of America and hence, the Company has engaged Messrs Deloitte Haskins & Sells, Mumbai (DHS) as the Company's Independent Auditors, for this purpose. DHS is an Indian firm of Chartered Accountants in which some partners of AFF and SBB are also partners.

4. In view of the above and based on the recommendations of the Audit Committee, the Board of Directors have, at its meeting held on June 6, 2005, proposed the appointment of DHS as the Statutory Auditor in place of AFF and SBB for the Financial Year 2005-06.

5. The Company has received a special notice from a Member of the Company, in terms of the provisions of the Act, signifying its intention to propose the appointment of DHS as the Auditors of the Company from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting. DHS have also expressed their willingness to act as Auditors of the Company, if appointed and have further confirmed that the said appointment would be in conformity with the provisions of Section 224(1B) of the Act.

6. The Members' approval is being sought to the appointment of DHS as the Statutory Auditors and to authorise the Board of Directors, on the recommendation of the Audit Committee, to determine the remuneration payable to the Auditors.

7. The Directors commend the resolution for acceptance by the Members.

8. **Item No.7**: The Members had, at the Annual General Meeting of the Company held on August 14, 2001, approved the appointment and payment of remuneration to Mr Ravi Kant, Executive Director (Commercial Vehicle Business Unit) for a period of 5 years effective July 12, 2000. Subsequently, the Members had also, at the Extraordinary General Meeting held on March 27, 2002 and the Annual General Meeting held on July 8, 2004, revised the terms of appointment of Mr Kant.

9. The Remuneration Committee and the Board of Directors have, at their Meetings, both held on June 6, 2005, subject to the approval of the Members, approved of the re-appointment of Mr Kant as Executive Director (Commercial Vehicle Business Unit) for a period commencing from July 12, 2005 to June 1, 2009 and of entering into a fresh Agreement with Mr Kant on the terms and conditions contained in the Resolution as also in the draft Agreement submitted to this Meeting. A brief profile of Mr Kant is separately annexed to the Notice.

10. The terms and conditions of the said re-appointment, *inter alia,* include:-

    i. The Agreement may be terminated by either party giving the other party six months' notice or the Company paying six months' remuneration in lieu of the notice.

    ii. If at any time, Mr Kant ceases to be a Director of the Company for any cause whatsoever, he shall cease to be the Whole-time Director of the Company. If at any time, Mr Kant ceases to be in the employment of the Company for any cause whatsoever, he shall cease to be a Director of the Company. If at any time, Mr Kant ceases to be the Whole-time Director of the Company, he shall cease to be a Director of the Company.

    iii. Mr Kant is appointed by virtue of his employment in the Company and his appointment is subject to the provisions of Section 283(1)(I) of the Act.

    iv. Mr Kant shall not be entitled to supplement his earnings under the Agreement with any buying or selling commission. He shall not also become interested or otherwise concerned directly or through his wife and/or minor children in any selling agency of the Company without the prior approval of the Central Government.

11. In compliance with the provisions of Sections 269, 309 and other applicable provisions of the Act, the terms of remuneration specified above are now being placed before the Members for their approval. The Directors commend the resolution at item no.7 of the accompanying notice for approval of the Members of the Company.

12. The draft Agreement between the Company and Mr Kant is available for inspection by the Members of the Company at its Registered Office between 10:00 a.m. to 12:00 noon on any working day of the Company.

13. Mr Kant is concerned or interested in item no.7 of the Notice.

14. This may be treated as an abstract of the draft Agreement between the Company and Mr Kant, pursuant to Section 302 of the Act.

By Order of the Board of Directors

H K Sethna
Company Secretary

Mumbai, June 6, 2005

Registered Office:
Bombay House
24, Homi Mody Street
Mumbai 400 001

Information on Directors retiring by rotation seeking re-appointment and re-appointment of Executive Director at this Annual General Meeting

Particulars	Mr N N Wadia	Mr P P Kadle	Dr V Sumantran	Mr Ravi Kant
Date of Birth & Age	February 15, 1944 – 61 years	January 21, 1957 – 48 years	September 27, 1958 – 46 years	June 1, 1944 – 61 years
Appointed on	December 22, 1998	October 31, 2001	November 12, 2001	July 12, 2000
Qualifications	Educated in UK	B.Com (Hons), A.C.A, Grad. C.W.A., A.C.S	B.Tech in Aerospace Engg. from IIT, Chennai, Ph. D in Aerospace Engineering from Virginia Tech. (USA) and a Master's degree of Management of Technology from Renssalaer Polytechnic Institute.	B. Tech. (Hons.), M.Sc.
Expertise in specific functional areas	Mr Wadia is the Chairman of Bombay Dyeing & Manufacturing Company Limited and heads the Wadia Group which includes the Bombay Burmah Trading Corporation Limited, Britannia Industries Limited, National Peroxide Limited and Citurgia Biochemicals Limited. He is also on the Boards of various Tata companies besides being a Chairman/Member of several industry associations. He is the Chairman/Trustee of various charitable institutions and non-profit organizations. (Total Experience – 43 years)	Mr Kadle has wide experience with well known Indian companies in the fields of Management, Accountancy, Law, Finance and Treasury. Prior to joining the Company as Vice – President (Finance), Mr Kadle was with Tata IBM Ltd. as the Chief Financial Officer. (Total experience – 24 years).	Dr Sumantran has wide experience in product research, development and engineering. Prior to joining the Company, he was with General Motors, USA for 15 years, which included his assignment with SAAB Automobile, Sweden as Director, Advanced Engineering. He is also currently the Chairman of the Engineering Meetings Boards of the Society of Automotive Engineers International. (Total experience - 20 years)	Mr Ravi Kant joined as a Senior Vice President (Commercial) heading the marketing division of the Commercial Vehicle Business Unit (CVBU) in February 1999 and became the Executive Director (CVBU) from July 12, 2000. Prior to joining the Company, Mr Ravi Kant has held key positions in the sales and marketing functions in leading multinationals and has wide experience in Business and Industry. (Total experience - 38 years)
Directorships held in other Public companies (excluding foreign companies)	Atul Products Ltd. Britannia Industries Ltd. Gherzi Eastern Ltd. Nowrosjee Wadia & Sons Ltd. Tata Chemicals Ltd. The Bombay Dyeing & Mfg. Co. Ltd. The Bombay Burmah Trading Corp. Ltd. The Tata Iron & Steel Co. Ltd. Wadia BSN India Ltd.	Concorde Motors Ltd. Sheba Properties Ltd. Tata Cummins Ltd. Tata Holset Ltd. Tata Finance Ltd. Tata Services Ltd. Tata Technologies Ltd. Telco Construction Equipment Co. Ltd.	Concorde Motors (India) Ltd. Tata Cummins Ltd.	Tata Cummins Ltd. Tata Holset Ltd. TAL Manufacturing Solutions Ltd. Voltas Ltd.
Memberships / Chairmanships of committees across public companies	***Remuneration Committee*** Tata Motors Ltd. - Chairman Britannia Industries Ltd. The Bombay Dyeing & Mfg. Co. Ltd.	***Audit Committee*** Sheba Properties Ltd. Tata Holset Ltd. – Chairman Tata Cummins Ltd. Tata Services Ltd. Tata Technologies Ltd. Telco Construction Equipment Co. Ltd. ***Remuneration Committee*** Tata Technologies Ltd. ***Investors' Grievance Committee*** Tata Motors Ltd.	***Remuneration Committee*** Concorde Motors (India) Ltd. – Chairman	***Investors' Grievance Committee*** Tata Motors Ltd.

DISTRIBUTION OF REVENUE

(Rupees in Crores)


2004-05
Materials Rs. 12341.14 (59.77%)
Shareholders Rs. 453.54 (2.20%)
Reserve Rs. 719.80 (3.49%)
Operation & Other Expenses Rs. 1947.98 (9.43%)
Depreciation Rs. 450.16 (2.18%)
Interest Rs. 154.15 (0.75%)
Taxes & Duties Rs. 3542.55 (17.16%)
Employees Rs. 1039.34 (5.03%)


2003-04
Materials Rs. 8871.96 (57.05%)
Shareholders Rs. 282.11 (1.81%)
Reserve Rs. 492.09 (3.16%)
Operation & Other Expenses Rs. 1690.92 (10.87%)
Depreciation Rs. 382.60 (2.46%)
Interest Rs. 161.26 (1.04%)
Taxes & Duties Rs. 2788.99 (17.93%)
Employees Rs. 882.49 (5.67%)

SOURCES OF REVENUE

(Rupees in Crores)


2004-05
Domestic Vehicle Sales Rs. 17636.46 (85.14%)
Dividend/Other Income Rs. 166.09 (0.80%)
Exports Rs. 1518.08 (7.35%)
Hire Purchase Rs. 159.47 (0.77%)
Vehicle Spare Parts Rs. 783.46 (3.79%)
Others Rs. 385.10 (1.87%)


2003-04
Domestic Vehicle Sales Rs. 13324.44 (85.7%)
Dividend/Other Income Rs. 58.90 (0.38%)
Exports Rs. 1049.21 (6.75%)
Hire Purchase Rs. 139.95 (0.90%)
Vehicle Spare Parts Rs. 662.81 (4.26%)
Others Rs. 317.11 (2.04%)

(Figures for the previous year have been regrouped/reclassified)

TATA


VOLUME GROWTH
(Rs. in Crores)
+ 24.8%
+ 27.9%
+ 38.0%
+ 27.1%
152
190
140
179
22
30
314
400
CV Domestic
PV Domestic
Exports
Total
FY 04
FY05


TURNOVER, EBIDTA AND PAT AS A % OF TURNOVER
(Rs. in Crores)
(Percentage)
6872
1292
7506
1389
9097
1744
13223
2270
17419
3063
7.2
10.1
12.7
14.6
13.3
-7.3
-0.7
3.3
6.1
7.0
NET INCOME
EXCISE DUTY
EBIDTA MARGIN
PAT AS A % OF TURNOVER


PROFITS
(Rs. in Crores)
498
-500
-500
763
-109
-54
1157
510
300
1941
1292
810
2337
1652
1237
EBITDA
PBT
PAT


COMMERCIAL VEHICLE SALES (DOMESTIC) AND MARKET SHARE
(Numbers in Thousands)
(Percentage)
83
81
106
152
190
62
56
56
59
60
VOLUMES
MARKET SHARE


PASSENGER VEHICLE SALES (DOMESTIC) AND MARKET SHARE
(Numbers in Thousands)
(Percentage)
72
89
104
140
179
10
13
15
16
17
VOLUMES
MARKET SHARE


EXPORTS (FOB) VALUE AND NUMBERS
(Rs. in Crores)
(Numbers in Thousands)
723
620
476
1006
1453
16
14
10
22
30
VALUE
NUMBERS


PRODUCT MIX (VOLUMES)
(Percentage)
56
44
48
52
51
49
52
48
52
48
COMMERCIAL VEHICLES
PASSENGER VEHICLES


EMPLOYEES AND TURNOVER PER EMPLOYEE
(In Thousands)
(Rs. in Lakhs)
24
22
22
21
22
31
35
39
51
61
EMPLOYEES
TURNOVER PER EMPLOYEE


CASH GENERATED FROM OPERATIONS
(Rs. in Crores)
663
865
1376
2719
1250


BORROWINGS (NET OF SURPLUS CASH) AND INTEREST AS A % OF SALES
3600
2900
2200
1500
800
100
-600
8
6
4
2
0
(Rs. in Crores)
(Percentage)
2964
2284
1394
-548
-171
5.3
4.3
2.6
1.0
0.8
01
02
03
04
05
BORROWINGS (NET) — INTEREST AS % OF SALES


DEBT EQUITY RATIO AND DEBT (NET OF CASH) EQUITY RATIO
0.8
0.6
0.4
0.2
0.0
-0.2
(Number of Times)
0.92
0.94
0.91
0.93
0.56
0.54
0.61
0.35
-0.04
-0.15
01
02
03
04
05
— DEBT EQUITY RATIO
— DEBT (NET OF CASH) EQUITY RATIO


INVENTORY AND RECEIVABLES
80
60
40
20
0
(No. of Days)
28
50
22
41
14
39
9
27
9
29
01
02
03
04
05
INVENTORY
RECEIVABLES (EXCLUDING HP DEBTORS)


NET WORKING CAPITAL
15
6
-3
-12
-21
-30
(Days of Sale)
11
-26
-20
0
8
01
02
03
04
05


CAPITAL EMPLOYED AND RETURN ON CAPITAL EMPLOYED
8000
7000
6000
5000
4000
3000
2000
1000
0
40
35
30
25
20
15
10
5
0
-5
(Rs. in Crores)
(Percentage)
6253
4773
4161
5368
7172
-1
5
18
31
29
01
02
03
04
05
CAPITAL EMPLOYED — ROCE


RETURN ON CAPITAL EMPLOYED AND RETURN ON EQUITY
40
25
10
-5
-20
-35
(In Percentage)
-1
-31
5
-2
18
12
31
26
29
32
01
02
03
04
05
ROCE
ROE


NET BLOCK AND ASSET TURNOVER RATIO
4000
3500
3000
2500
2000
1500
1000
500
0
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
(Rs. in Crores)
(Number of Times)
3824
3478
3368
3248
3697
1.3
1.6
2.4
3.3
3.3
01
02
03
04
05
NET BLOCK — ASSET TURNOVER RATIO


R & D EXPENDITURE AND AS A % OF NET TURNOVER
400
300
200
100
0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
(Rs. in Crores)
(Percentage)
117
125
160
181
365
1.7
1.8
1.8
1.4
2.1
01
02
03
04
05
R & D EXPENDITURE — AS % OF TURNOVER


CURRENT RATIO
2.0
1.5
1.0
0.5
0.0
(Number of Times)
1.06
1.00
0.85
0.79
1.08
01
02
03
04
05


SALE OF VEHICLE SPARE PARTS
(Rs. in Crores)
429
483
552
645
758
01
02
03
04
05


TATA MOTORS FINANCE GROWTH
(Rs. in Crores)
1609
2298
3415
31052
47572
67356
03
04
05
Finance Disbursed
No. of TML vehicles financed


DIVIDEND (%), EPS AND PAYOUT RATIO
(Rupees)
(Percentage)
-18
-2
9
25
34
40
48
80
125
39
42
01
02
03
04
05
EPS (Rs.)
DIVIDEND (%)
DIVIDEND PAYOUT (%)


BOOK VALUE PER SHARE
(Rupees)
127
77
81
102
114
01
02
03
04
05


SHAREHOLDERS' FUND AND MARKET CAPITALISATION
(Rs. in Crores)
2362
1664
2465
4037
2506
4977
3571
17143
4093
14975
01
02
03
04
05
SHAREHOLDERS' FUND
MARKET CAPITALISATION


NUMBER OF SHAREHOLDERS AND NUMBER OF SHARES
(In Thousand)
(In Crores)
247
241
228
211
213
25.6
32.0
32.0
35.7
36.2
01
02
03
04
05
SHAREHOLDERS
SHARES


NET REVENUE AND OPERATING MARGIN (CONSOLIDATED)
(Rs. in Crores)
(in %)
7912
9612
13925
19533
10.0
13.0
14.9
12.8
02
03
04
05
Net Revenue
Operating Margin


PROFIT AFTER TAX (CONSOLIDATED)
(Rs. in Crores)
-113
317
914
1358
02
03
04
05


GROWTH OF INDEX OF INDUSTRIAL PRODUCTION AND INDIA'S GDP GROWTH RATE
(Percentage)
5.0
4.4
5.6
2.8
5.7
4.4
8.1
6.9
8.1
6.3
01
02
03
04
05
IIP
GDP

(Figures for the previous years have been regrouped/reclassified)

FINANCIAL STATISTICS

	CAPITAL ACCOUNTS (Rs. in lakhs)						REVENUE ACCOUNTS (Rs. in lakhs)						RATIOS		
Year	Capital	Reserves and Surplus	Borro-wings	Gross Block	Depre-ciation	Net Block	Turn-over	Depri-ciation	Profit/ (Loss) Before Taxes	Taxes	Profit/ (Loss) After Taxes	Divi-dend	PAT to Sales	Earnings Per Share* (Rs.)	Net Worth Per Share* (Rs.)
1945-46	100	1	—	31	2	29	12	2	1	0	1	0	8.3%	0.07	10
1946-47	198	1	—	74	12	62	17	9	1	1	0	0	0.0%	0.05	10
1947-48	200	4	—	106	18	88	10	7	3	0	3	0	30.0%	0.13	10
1948-49	200	5	23	155	28	127	133	11	1	0	1	0	0.8%	0.05	10
1949-50	200	11	94	233	44	189	167	15	11	5	6	0	3.6%	0.03	10
1950-51	350	17	150	397	70	327	188	28	10	4	6	0	3.2%	0.18	10
1951-52	450	20	221	563	131	432	253	65	2	0	2	0	0.8%	0.08	11
1952-53	500	24	330	647	215	432	342	84	4	0	4	0	1.2%	0.13	11
1953-54	500	27	412	731	270	461	321	97	3	0	3	0	0.9%	0.11	11
1954-55	627	27	481	792	303	489	445	35	0	0	0	0	0.0%	0.00	11
1955-56	658	120	812	1010	407	603	1198	105	125	32	93	59	7.8%	1.32	12
1956-57	700	149	1382	1352	474	878	2145	70	116	27	89	44	4.1%	1.64	13
1957-58	700	117	1551	1675	668	1007	2694	129	99	6	93	52	3.5%	1.72	12
1958-59	1000	206	1245	2050	780	1270	2645	113	155	13	142	56	5.4%	1.68	12
1959-60	1000	282	1014	2201	940	1261	2825	161	222	93	129	108	4.6%	1.50	13
1960-61	1000	367	1263	2593	1118	1475	3735	180	313	122	191	126	5.1%	2.26	14
1961-62	1000	432	1471	2954	1336	1618	4164	220	378	188	190	124	4.6%	2.28	15
1962-63	1000	450	1758	3281	1550	1731	4364	223	327	185	142	124	3.3%	1.68	15
1963-64	1198	630	2470	3920	1802	2118	5151	260	404	200	204	144	4.0%	1.97	16
1964-65	1297	787	3275	4789	2144	2645	6613	345	479	208	271	157	4.1%	2.39	17
1965-66	1640	995	3541	5432	2540	2892	7938	398	477	189	288	191	3.6%	2.20	18
1966-67	1845	1027	4299	6841	3039	3802	9065	505	620	192	428	235	4.7%	2.80	17
1967-68	1845	1121	5350	7697	3608	4089	9499	572	395	66	329	235	3.5%	2.10	18
1968-69	1845	1295	5856	8584	4236	4348	10590	630	582	173	409	235	3.9%	2.66	19
1969-70	1845	1333	6543	9242	4886	4356	9935	662	274	0	274	221	2.8%	1.72	19
1970-71	1845	1516	6048	10060	5620	4440	13624	749	673	270	403	251	3.0%	2.49	20
1971-72	1949	2020	6019	10931	6487	4444	15849	758	885	379	506	273	3.2%	3.04	23
1972-73	1949	2194	5324	12227	7491	4736	15653	820	832	360	472	266	3.0%	2.87	24
1973-74	1949	2394	6434	13497	8471	5026	16290	902	1007	450	557	180	3.4%	3.43	26
1974-75	1949	2827	9196	15838	9593	6245	22510	1134	677	136	541	266	2.4%	3.32	28
1975-76	2013	3691	9399	18642	10625	8017	27003	1054	855	91	764	276	2.8%	4.60	33
1976-77	2328	3833	11816	20709	11685	9024	28250	1145	1056	0	1056	323	3.7%	5.38	30
1977-78	2118	4721	11986	22430	12723	9707	28105	1101	1044	0	1044	313	3.7%	5.37	35
1978-79	3151	5106	11033	24900	13895	11005	37486	1200	1514	0	1514	467	4.0%	5.36	27
1979-80	3151	6263	17739	28405	15099	13306	44827	1300	1762	0	1762	605	3.9%	5.96	31
1980-81	3151	8095	15773	33055	16496	16559	60965	1616	2437	0	2437	605	4.0%	8.27	38
1981-82	4320	10275	25476	38819	18244	20575	79244	1993	4188	0	4188	839	5.3%	10.18	35$
1982-83	4226	12458	23361	43191	20219	22972	86522	2187	3481	460	3021	827	3.5%	7.34	40
1983-84	5421	14103	25473	46838	23078	23760	85624	2923	2163	235	1928	923	2.3%	3.61	37@
1984-85	5442	15188	30226	52819	26826	25993	93353	3895	2703	390	2313	1241	2.5%	4.32	39
1985-86	5452	16551	44651	61943	29030	32913	102597	3399	1832	215	1617	1243	1.6%	3.00	41
1986-87	5452	15886	53476	68352	30914	37438	119689	2157	293	0	293	552	0.2%	0.51	40
1987-88	6431	17491	44406	75712	34620	41092	140255	3822	3205	510	2695	1356	1.9%	4.25	38@
1988-89	10501	30740	32396	83455	38460	44995	167642	4315	8513	1510	7003	2444	4.2%	6.74	40@
1989-90	10444	37870	48883	91488	43070	48418	196910	4891	14829	4575	10254	3126	5.2%	9.87	47
1990-91	10387	47921	48323	100894	48219	52675	259599	5426	23455	9250	14205	4154	5.5%	13.69	56
1991-92	11765	61863	105168	123100	54609	68491	317965	6475	20884	7800	13084	4389	4.1%	12.45	67@
1992-93	12510	64207	144145	153612	61710	91902	309156	7456	3030	26	3004	3642	1.0%	2.47	63
1993-94	12867	70745	141320	177824	70285	107539	374786	9410	10195	20	10175	5020	2.7%	7.91	65
1994-95	13694	128338	115569	217084	81595	135489	568312	11967	45141	13246	31895	8068	5.6%	23.29	104
1995-96	24182	217400	128097	294239	96980	197259	790967	16444	76072	23070	53002	14300	6.7%	21.92	100
1996-97	25588	339169	253717	385116	117009	268107	1012843	20924	100046	23810	76236	22067	7.5%	29.79	143
1997-98	25588	349930	330874	487073	141899	345174	736279	25924	32880	3414	29466	15484	4.0%	11.52	147
1998-99	25590	350505	344523	569865	165334	404531	659395	28132	10716	970	9746	8520	1.5%	3.81	147
1999-00	25590	349822	300426	581233	182818	398415	896114	34261	7520	400	7120	7803	0.8%	2.78	147
2000-01	25590	299788	299888	591427	209067	382360	816422	34737	(50034)	0	(50034)	0	—	(18.45)	127
2001-02	31982	214524	230772	591006	243172	347834	891806	35468	(10921)	(5548)	(5373)	0	—	(1.98)	77@
2002-03	31983	227733	145831	608114	271307#	336807	1085874	36213#	51037	21026	30011	14430	2.76%	9.38	81
2003-04	35683	323677	125977	627149	302369#	324780	1555242	38260#	129234	48200	81034	31825	5.21%	24.68	102@
2004-05	36179	374960	249542	715079	345428#	369651	2064866	45016#	165190	41495	123695	51715	5.99%	34.38	114@

Notes :

@ On increased capital base due to conversion of Bonds/Convertible Debentures/Warrants into shares.

$ On increased capital base due to issue of Bonus Shares. Net Worth excludes ordinary dividends.

* Equivalent to a face value of Rs. 10/- per share.

Including amortisation.

Directors' Report

TO THE MEMBERS OF
TATA MOTORS LIMITED

The Directors present their Sixtieth Annual Report and the Audited Statement of Accounts for the year ended March 31, 2005.

2 FINANCIAL RESULTS

		Financial Year	
		2004-05 (Rs. in crores)	2003-04 (Rs. in crores)
(i)	Gross Revenue	**20482.57**	15493.52
(ii)	Net Revenue (excluding excise duty)	**17419.13**	13223.22
(iii)	Total Expenditure	**15248.04**	11341.42
(iv)	Operating Profit	**2171.09**	1881.80
(v)	Other Income	**166.09**	58.90
(vi)	Profit before Interest and Depreciation	**2337.18**	1940.70
(vii)	Interest		
	(a) Gross Interest	**220.77**	206.65
	(b) Capitalisation of Interest and other receipts	**(66.62)**	(45.39)
	(c) Net Interest	**154.15**	161.26
(viii)	Cash Profit	**2183.03**	1779.44
(ix)	Product Development Expenses	**67.12**	51.64
(x)	Depreciation	**450.16**	382.60
(xi)	Profit for the year before exceptional items	**1665.75**	1345.20
(xii)	Exceptional items	**13.85**	52.86
(xiii)	Profit Before Tax	**1651.90**	1292.34
(xiv)	Provision for Taxation		
	(a) Current	**363.82**	96.00
	(b) Deferred	**51.13**	386.00
(xv)	Profit After Tax	**1236.95**	810.34
(xvi)	Balance Brought Forward from Previous Year	**365.80**	123.71
(xvii)	Amount Available for Appropriations	**1602.75**	934.05
	APPROPRIATIONS		
(a)	General Reserve	**500.00**	250.00
(b)	Dividend (including tax)		
	Interim	**-**	157.88
	Residual dividend paid for 2003-04 (including tax)	**1.54**	-
	Final	**515.61**	160.37
(c)	Balance carried to Balance Sheet	**585.60**	365.80

DIVIDEND

3 Considering the Company's financial performance, the Directors propose payment of a dividend of Rs.10/- per share plus a Special dividend of Rs.2.50 per share for the Diamond Jubilee Year (making a total dividend of Rs. 12.50 per share) on 36,17,51,751 Ordinary Shares and any further shares that may be allotted by the Company on conversion of Notes prior to June 27, 2005 (being the book closure date for the purpose of dividend entitlement) for the year 2004-05 (previous year – Rs. 8/- per share)

OPERATING RESULTS AND PROFITS

4 Overall Sales volume at 399,566 vehicles and turnover at Rs.20,648.66 crores were around 27% and 33% higher than in 2003-04 and the Company continued to be the largest Indian automotive company in terms of revenue. It continued to be the largest commercial vehicle manufacturer and

the second largest passenger vehicle manufacturer in India with enhanced market shares of 59.7% and 16.9%, respectively. Export volumes at 30,497 vehicles were 38% higher than the previous year. Operating Profit at Rs.2,171.09 crores increased by 15% over the previous year. However, EBIDTA margin at 13.3% was lower than 14.6% achieved in 2003-04, mainly due to unprecedented increase in steel and other input prices. The Company achieved a cost reduction of Rs.158 crores during the period under review which together with the vehicle price increase, partially offset the said increase in input costs. The Profit Before Tax was Rs.1,651.90 crores, higher by 27.8% as against Rs.1,292.34 crores in FY 2003-04. After providing for current and deferred taxes, the Profit After Tax was Rs.1,236.95 crores (Rs.810.34 crores), an increase of 52.6% over the previous year.

The Company was presented with the first CSIR Diamond Jubilee Technology Award for the year 2003-04 by the Hon'ble Prime Minister, Dr Manmohan Singh in recognition for the Engineering excellence in the design, development, manufacturing and successful marketing of the **Indica** and **Indigo.**

COMMERCIAL VEHICLES

5 Commercial vehicle sales (including International Business) at 209,591 vehicles witnessed a 28.5% growth, which was an all time high.

The Company's domestic commercial vehicle sale at 189,993 grew by 24.8%, outperforming the industry growth rate of 22.4% and the Company strengthened its market leadership with market share improving to 59.7% from 58.5%. The Company launched a series of 19 fully built coaches and buses under the **TATA Globus** and **Starbus** brands. This launch probably is the largest launch in terms of range of products at one time by any Commercial Vehicle manufacturer in the world. These ultra modern fully built buses would set new benchmarks in safety and comfort of road travel in the Country. The Company also launched new trucks in the 25 tonne and 9 tonne segments with enchanced features.

Revenue from non-vehicular business grew by 22.7% over the last year with Annual Maintenance Contracts (AMCs) and Engine Reconditioning emerging as leading growth areas. The revenue stream of this business is growing at 20% CAGR in the last 4 years.

The Company sold 19,598 Commercial Vehicles in the international markets which represented a growth of 78.9%. This growth was on top of 95% growth from the previous year. In line with the vision of achieving a global presence, the Company is vigorously pursuing its focus on carefully selected markets by introducing appropriate products and extending its sales and service network.

Another major step in overseas expansion was achieved with the acquisition of a 21% stake in Hispano Carrocera S.A., a well known Spanish high-end bus and luxury coach manufacturing company, with an option to acquire 100% holding. This acquisition would give the Company an opportunity to develop high class transport solutions for intra-city and inter-city transportation in domestic as well as international markets.

Tata Daewoo Commercial Vehicle Company Limited, Korea (TDCV), which was acquired last year, doubled its exports volumes to 874 vehicles and maintained its overall sales at 4540 vehicles, despite a decline of the Korean commercial vehicle market due to slow down in economy. Product quality improvements and customer satisfaction initiatives taken at TDCV's Sales & Service dealerships helped to increase its market share from 25.5% to 29.1%. TDCV successfully launched a new, safe, reliable and environment friendly Euro III truck **Novus**, which is competing well with the established brands in the Korean market. TDCV's relations with its customers, dealers, employees and union continued to strengthen during the year. The Company alongwith TDCV participated at the Gunsan International Auto Parts and Ancillary Show in South Korea.

During the year, the Company established manufacturing facilities, with an annual capacity of 30,000 vehicles, at the Pune works for manufacture of the new mini truck **TATA ACE**, which was launched subsequently in May 2005.

Aggressive cost reduction, productivity improvement and initiatives for improving aesthetic and visual quality supported the overall business performance of commercial vehicles.

The Company received several awards in respect of its commercial vehicles business, the notable ones being 'Commercial Vehicle Manufacturer of the Year' Award from the Overdrive Magazine, 'Corporate Platinum Award' by Frost & Sullivan in recognition of the Company's achievement in value excellence in manufacturing through automation and the 'Significant Achievement in TQM 2004' Award by CII – EXIM Bank for Business Excellence.

PASSENGER VEHICLES

6 Passenger vehicle sales (including international business) at 189,975 vehicles witnessed a 25.7% growth.

The Company's domestic sale of passenger vehicles continued its growth trajectory, achieving a volume of 179,076 vehicles, a growth of 28% in an industry that has grown by 17%. This has enabled the Company to increase its market share from 15.5% to 16.9% in the industry and maintain its second position in the domestic passenger vehicle industry. The Company is the fastest growing among India's three largest car makers over the last 3 years.

The **TATA Indica** crossed the landmark sales of 100,000 units in a year for the first time with sales of 105,521 cars. Cumulative sales of the Indica crossed the 420,000 mark during the year. The **TATA Indigo** continued to be the best selling sedan in the country. The Company's presence in the entry mid-size segment was boosted considerably with the launch of the **TATA Indigo Marina** estate. Between the sedan & the estate, the Company sold 39,306 units.

The Company's utility vehicles (UVs) recorded their best sales in the last six years at 34,249 units representing a growth of 8%. The **TATA Sumo** grew by 10% with a sale of over 31,000 vehicles, aided by the launch of the facelifted Victa variant.

The Company's International Business continues to be an area of focus. During the year, 10,899 passenger vehicles were exported. While the export of City Rover cars to MG Rover was halted, prior to MG Rover being placed in administration, export of Tata-branded vehicles grew by over 100% compared to the prior year, owing to the opening up of new overseas markets. The **TATA Indica** and the **TATA Indigo** which were unveiled in the 'Auto Africa Expo 2004' and introduced in the South African market received an overwhelming response. Sales of products have commenced in South Africa, Algeria and Turkey. The Company also unveiled the **TATA Xover**, a "crossover" vehicle concept, at the 75th Geneva Auto Show in February 2005.

The Company's car plant achieved the landmark of rolling out the 500,000th car in February 2005. Production at the car plant has been ramped up to produce over 700 cars per day and is poised to reach 750 cars per day shortly.

The Company received several awards during the year, in respect of its passenger car business, the notable ones being the 'Car Maker of the Year' award from Overdrive magazine; 'TNS Voice of the Customer' Award for the Indica Diesel; and the 'Most Appealing MUV/SUV' by J D Power Asia Pacific, for 2004 for the Tata Safari. In addition, the car plant received the 'Rockwell Excellence Award (Manufacturing Excellence Award)' instituted by Frost & Sullivan for Achieving Value Excellence in Manufacturing through Automation.

The year ended with all the five vehicles brands, i.e. **Indica, Indigo, Sumo, Indigo Marina** and **Safari,** all being recognised as 'the best selling vehicle' in their respective categories.

CUSTOMER FINANCING INITIATIVES AND PROPOSED AMALGAMATION OF TATA FINANCE LIMITED

7 The Company continued to expand its vehicle financing activities under the **Tata Motor Finance** Brand (TMF), through the joint marketing arrangement between its division, the Bureau of Hire Purchase & Credit (BHPC) and Tata Finance Limited (TFL). TMF financed 67,356 vehicles (Previous Year - 47,572 vehicles) achieving a growth of 42%. This has resulted in an increase of 49% in finance disbursed to Rs.3,415 crores (Rs.2,298 crores in the previous year). TMF's market share improved to 18.2% from 16.3%. During the year, TMF could successfully leverage synergies between the two units, such as, complementary customer sourcing models, access to low cost funds, flexibility to offer competitive products/services, while working as separate legal entities.

The Company hopes to build an extensive captive financing arm to support its vehicle sales business and de-risk the revenue stream from the cyclicality of vehicle sales business. Towards this end, the Board of Directors had, in January 2005, approved of a Scheme for the Reorganisation and Amalgamation of TFL with the Company ("the Scheme"). The Shareholders and Creditors of the Company, at their respective Court-convened meetings held on April 26, 2005, approved of the said Scheme. Attention of the Members is invited to the relevant para in the Corporate Governance Report for the results of the said Meetings. A Petition has been filed with the Honble High Court of Judicature at Bombay seeking its sanction to the said Scheme. Except for any unforeseen circumstances, the Company expects to complete the formalities pertaining to the amalgamation by July 2005.

The proposed amalgamation of TFL with the Company will enable TMF to further improve economies of scale, cost efficiencies and thereby enhance profitability of operations.

HUMAN RESOURCES & INDUSTRIAL RELATIONS

8 The Company entered into a 3 year wage settlement with its Union at Pune (Car Plant), Jamshedpur and Mumbai. A cordial industrial relations environment prevailed in all the manufacturing units of the Company.

9 The permanent employee strength of the Company as on March 31, 2005 was 22,014, while that of the Company's subsidiaries was 6,009.

The Company received commendation as one of the top 10 "Best Employers" ranking 6th in the country in a survey carried out by Hewitt Associates and CNBC. *The HR-Training Division, CVBU* bagged the prestigious and internationally recognized "Golden Peacock National Training Award 2004" in the category of 'Large Employer' and was declared the National Best Establishment by the Director General – Education and Training, India.

CORPORATE SOCIAL RESPONSIBILITY- GLOBAL COMPACT

10 Being a signatory to the United Nations' Global Compact, the Company has taken various community and social initiatives on human rights, labour and environment standards to ensure compliance with the principles of *The Global Compact* in letter and spirit. Through its own various community centers, as also those jointly undertaken with the Tata Council for Community Initiatives, the Company continues its active role in community development, serving rural communities surrounding the Company's Jamshedpur, Pune and Lucknow works.

11 Besides the continuing community initiatives undertaken at the plants, some of the significant new initiatives taken up by the Company during the year include:

- Donation for the relief activities in the disaster-struck areas of India during the Tsunami that ravaged life and livelihood in Southern India. The Company and its employees as well as the Company's subsidiaries and their respective employees have donated in cash and kind for rehabilitation in the affected areas, besides employee participation in the affected areas. The Company's/employees contribution aggregated Rs.3 crores as also donated 3 TATA 207 DI pick-ups. Their contribution and participation in the relief activities have been channeled through the Tata Relief Committee.
- Rainwater Harvesting – During the 2004 monsoon season, rainwater was harvested at the Company's Pune works and blended with water supplied to the Plant for re-use in the process. 48,200 cubic meters of rainwater was harvested, which has set a benchmark in resource conservation.
- Eco-friendly solid waste management - Bio-degradable solid wastes such as kitchen waste are disposed by 'aerobic vermicomposting' process within the Pune premises. It is capable of handling upto 4.5 MT of waste per day, which is converted into rich organic manure.
- Bio-Diesel Program – The Company introduced a fleet of 43 buses plying in and around Pune on bio-diesel fuel and in conjunction with Indian Oil Corporation is working on a similar programme for the Indica.

- Awarding 122 children 'Golden Jubilee Scholarships' and selection of 16 children for the 'Hitachi Award' at Jamshedpur. At Pune, 13 Aptitude tests and more than 15 vocational guidance programmes were organized in co-ordination with regional vocational guidance centers and Community Development Centers. A Teachers' Development Programme was launched for high school teachers in Pune.
- Tree plantation on community and individual waste land - More than 45,000 saplings were planted in different areas of Uttar Pradesh, Jharkhand and Maharashtra.
- Construction of a water reservoir and supply of drinking water by tankers during summer to 17 villages, affected by the drought, in Maharashtra. The Company plans to make all these villages tanker free in next 7 years, for which it has entered into a joint venture with CII, Western Region. A water reservoir had also been excavated for tribal settlement of Pimpri Khurd. This will provide the tribal families, perennial water source for irrigation as well as for drinking and cleaning purposes.
- A project has been undertaken in conjunction with UNICEF for the construction of 1309 toilet blocks, helping 6 villages seek nominations for 'Nirmal Gram Puraskar'.
- Programmes are being conducted at Pune, Jamshedpur and Lucknow for women's empowerment where women are trained in the basics of skills development and home maintenance and income generation, to enable them to be self-reliant.

12 In recognition of the above initiatives, the Company was bestowed with the 'Golden Peacock Award' for Corporate Social Responsibility (Private Sector) for the year 2004.

The Company's Pune Plant also received the following awards –

- 'Greentech Environment Excellence Award 2003-2004' by the Greentech Foundation in 2004, in recognition of its performance on pollution control efforts, hazardous waste management, innovative waste minimization efforts, horticulture activities and initiatives to spread awareness to vendors, contractors and dealer representatives.
- National Award for 'Excellence in Water Management', in recognition of the efficacy of the water management system, reduction in pollution load, deployment of water conservation efforts and innovative water conservation projects.

FINANCE

13. The Company had in July 2003 and April 2004 accessed the international markets through an issue of Foreign Currency Convertible Notes aggregating US$ 500 million. The notes offering in April 2004 was the first ever multi-tranche convertible offering by an Indian company, with Tranche-1, being the first ever negative yield structured offering by an Indian company and Tranche-2 achieving the longest tenor of 7 years with the highest conversion premium of 60% for an Indian convertible offering. The terms and conditions and the status and conversion is given below:

Terms	July 2003	April 2004 (Tranche -1)	April 2004 (Tranche -2)
Size	US$ 100 Million	US$ 100 Million	US$ 300 Million
Face value per note	US$ 1000	US$ 1000	US$ 1000
Coupon Rate p.a.	1%	0%	1%
Exchange Rate per US$	Rs.46.16	Rs.43.85	Rs.43.85
Conversion Rate per share	Rs.250.75	Rs.573.11	Rs.780.40
Redemption in	July 2008	April 2009	April 2011
Stock Exchange Listing	Luxembourg	Singapore	Singapore
Outstanding as on date	10,560 Notes	1,00,000 Notes	3,00,000 Notes

14. The Company had, in September 2001, made a Right Issue of Convertible Debentures and Non-convertible Debentures with warrants attached totally aggregating Rs.943.42 crores. During the year, 63,03,422 Ordinary Shares and 1,64,65,097 Ordinary Shares/ADSs have been allotted on exercise of the said warrants/conversion of July 2003 Notes. As per the terms of issue of warrants, 67,455 outstanding warrants were cancelled on expiry of the exercise period on September 30, 2004. Consequent upon the said conversions, the Share Capital of the Company increased to Rs.361.79 crores from Rs.356.83 crores and the Securities Premium Account increased (prior to reduction) to Rs.1,808.44 crores from Rs.1,681.34 crores in the previous year.

    The proceeds from the warrant issue have been fully utilised for the stated objective of capital expenditure, product development and prepayment/repayment of borrowings. The funds raised from the International offerings have been partly utilised for refinancing the acquisition of Tata Daewoo Commercial Vehicle Company Limited and on-going product development and capital expenditure programmes which are expected to aggregate approximately Rs.6,000 crores over the period 2004-05 to 2008-09. In the interim, US$ 244 Million remaining unutilized for the stated objective, have been parked abroad as deposits with banks.

15 The Company's ratings for local as well as foreign currency borrowings has been maintained at AA+ by ICRA and CRISIL, BB with a stable outlook (Standard and Poors) and Ba2 with a positive outlook (Moody's).

INTERNATIONAL LISTING ON NEW YORK STOCK EXCHANGE

16 In order to offer the Company's overseas investors a greater opportunity to participate in the Company's growth and performance, the Company listed its Depositary Shares Program on the New York Stock Exchange (NYSE) through the conversion of its existing Global Depositary Receipts into American Depositary Receipts (ADRs) on September 27, 2004.

    The Company is the first in the Indian auto and engineering sector to list its securities on the NYSE, which is one of the largest securities markets in the world. The listing would enable the Company to enhance its presence in the global securities markets. The Company would also benefit from the broader capital market access that the listing provides and from the adoption of comprehensive governance practices and standards.

    Originally 23.08 Million ADRs were listed on the NYSE on September 27, 2004, which are fungible with the Ordinary Shares of the Company upto the current permissible limits. As on March 31, 2005, the Company had 33.25 Million ADRs outstanding, representing an increase of 44.05% over a short span of 6 months.

INFORMATION TECHNOLOGY INITIATIVES

17 During the year, the Company has strengthened its Customer Relationship Management (CRM) programme which is one its kind in the Automotive Industry. This programme enables the Company and its dealers to work towards customer satisfaction through a unified system and a common database. The Company has, over the last few years, completely revamped its IT infrastructure with SAP-ERP as its main backbone with various other application modules of SAP supporting various functional areas like supplier relationship, production and resource planning, asset management and treasury. A Manufacturing Execution, Sequencing and Scheduling Solutions is being deployed at the Car Plant, Pune. In the area of Engineering Automation, the Company has significantly enhanced the hardware and software of it's CAD-CAM infrastructure base.

SUBSIDIARY AND ASSOCIATE COMPANIES

18 **Subsidiary Companies**

    For the financial year ended March 31, 2005, the Company's subsidiaries, on an aggregate basis, have significantly improved their financial performance and profitability. A brief profile of the subsidiary companies and their main financial parameters for 2004-05, are provided below:

Tata Daewoo Commercial Vehicle Company Limited (TDCV), Korea, is a 100% subsidiary of the Company. The name of this subsidiary was changed from 'Daewoo Commercial Vehicle Company Limited' to 'Tata Daewoo Commercial Vehicle Company Limited' (TDCV) with effect from May 29, 2004. TDCV is engaged in the business of manufacture and sale of heavy commercial vehicles. TDCV has since changed its financial year from the calendar year to an April-March year which now coincides with the financial year of the Company. Consequently, the Annual Accounts of TDCV comprise the Financial Statements for the period January 1, 2004 to December 31, 2004 and the period January 1, 2005 to March 31, 2005.

For the year ended December 31, 2004, TDCV recorded a turnover (excluding Other Income) of Korean Won (KRW) 296.01 billion (~Rs.1,263 crores) (Previous year - KRW 265.55 billion, ~Rs.1,133 crores). However, after accounting for an extra-ordinary loss of KRW 27.10 billion (~Rs.116 crores) on repayment of long term loan (which was envisaged at the time of acquisition), the Net loss amounted to KRW 19.24 billion (~Rs.82 crores) against a net of profit of KRW 6.48 billion (~Rs.28 crores).

For the period ended March 31, 2005 (three months period) turnover was (excluding Other Income) KRW 70.90 billion (~Rs.302 crores). The Net Income for the period was KRW 1.25 billion (~Rs.5 crores).

Telco Construction Equipment Company Limited (Telcon) is engaged in the business of manufacture and sale of construction equipment and allied services in which the Company has 80% holding and Hitachi Construction Machinery Company Limited, Japan, holds 20%. With the increase in economic activity, especially in the infrastructure sector, Telcon recorded its best performance to date having sold 2517 units (1989 machines in 2003-04) with a gross revenue of Rs.926.25 crores (Rs.711.24 crores), a Profit After Tax of Rs.40.76 crores (Rs.20.67crores) and a dividend of Rs.1.50 per share (Rs.0.50 per share).

Tata Technologies Limited (TTL) in which the Company holds 94.60% shares and its wholly owned subsidiary **Tata Technologies, USA**, (TTUS) are in the business of providing information technology services. TTL recorded a turnover of Rs.171.58 crores (Rs.132.94 crores), Profit After Tax of Rs.6.26 crores (Rs.6.88 crores) and a dividend of Rs.3.00 per share (Rs.3.00 per share) on a *pro rata* basis. The turnover of TTUS was US $ 9.9 million or Rs.43.70 crores (US $ 9.1 million or Rs.41.49 crores) and a Profit After Tax of US $ 0.33 million or Rs.1.43 crores (Profit of US $ 0.25 million or Rs.1.05 crores).

TAL Manufacturing Solutions Limited (TAL) is engaged in the business of providing factory automation solutions and design and manufacture of a wide range of machine tools. TAL, with the assistance of the Company undertook a financial restructuring exercise during the current year to right-size its balance sheet commensurate with its business and size of operations. The losses that were accrued on account of excessive manpower and under-utilised assets were written off and fresh equity was injected to reduce borrowings and interest burden. Post capital reduction, the Company is operating with a leaner balance sheet in tune with its operating scale. During the year, TAL recorded a turnover of Rs.90.71 crores (Rs.76.51 crores) and a Profit After Tax of Rs.2.38 crores (Loss of Rs.33.19 crores).

HV Transmissions Limited (HVTL) and **HV Axles Limited** (HVAL) are 100% subsidiary companies, engaged in the business of manufacture of Gear Boxes and Axles, respectively, for Heavy and Medium Commercial Vehicle applications. With the demand for medium and heavy commercial vehicle industry maintaining its growth trend during the year and the continuing initiatives undertaken by these companies in improving their operational efficiencies, HVTL / HVAL have recorded their best performance till date.

HVTL recorded a turnover (including other income) of Rs.126.60 crores (Rs.106.74 crores) and a PAT of Rs.27.02 crores (Rs.17.33 crores). HVAL recorded a turnover (including other income) of Rs.145.78 crores (Rs.119.41 crores) and a Profit After Tax of Rs.42.74 crores (Profit of Rs.29.69 crores). The Boards of both, HVTL and HVAL, have declared dividends of Rs.3/- per share for these companies (2003-04: Rs.1.50 per share).

Sheba Properties Limited is a 100% owned investment company. The income of the Company was Rs.15.33 crores (Rs.2.96 crores) and Profit After Tax was Rs.7.67 crores (Rs.1.37 crores).

Concorde Motors (India) Limited (CMIL), a 100% subsidiary company now undertakes the business of sales and service of Tata Motors' passenger vehicles. CMIL recorded revenues of Rs.353.11 crores (Rs.0.87 crores) and Profit After Tax of Rs.5.44 crores (Rs.0.46 crores). This is on account of Sales and Service business of Concorde Motors Limited (CML) in Bangalore, Chennai, Hyderabad and the Union Territory of Pondicherry, being transferred to and vested in CMIL, pursuant to the Scheme of Arrangement (the Scheme) between CML and CMIL having become operational from January 1, 2004. This restructuring has provided the Company with a significant and profitable operating business.

To ensure continuity of the **'Concorde'** brand, CMIL had also, during the financial year under review, changed its name from 'Minicar (India) Limited' to 'Concorde Motors (India) Limited' w.e.f. June 16, 2004.

The Board has proposed a maiden dividend of Rs.100 per share and a bonus issue of 23,94,900 equity shares in the ratio of 45 shares for every 1 existing equity share held in the Company, in view of the expansion of business arising out of the aforesaid de-merger and the consequent increase in profits. A preference dividend of Rs.7 per share on the 7% 24,35,000 Cumulative Redeemable Preference Shares of Rs.100 each was recommended by the Board, on a *pro rata* basis.

Concorde Motors Limited (CML), earlier an associate company, became a 100% subsidiary of the Company with effect from October 21, 2004. The restructuring of CML's business that was initiated during the previous fiscal, was completed during the fiscal ended March 31, 2005.

Consequent upon the demerger of the Sales and Service Business of CML into CMIL, pursuant to the said Scheme, CML's business of sales and servicing of Tata Motors' passenger vehicles was transferred to CMIL.

Further, the Spare Parts business of CML was also demerged into the Company pursuant to a Scheme of Arrangement between CML and the Company which is operational from November 1, 2004. After giving effect to the provisions of both these Schemes, CML's current business comprises of the receipt of finance and insurance commission in respect of the sale of vehicles undertaken by CMIL.

On conclusion of both the de-merger / restructuring initiatives CML, during the year, undertook a reduction in its equity share capital from Rs.243.35 crores to Rs.50 lakhs which would enable it to operate with a leaner Balance Sheet base in tune with the current scope of business and scale of operations, i.e., finance and insurance services for sale of cars.

For the year under review, CML earned revenues of Rs.2.58 crores (Rs.262.55 crores) and recorded a Profit After Tax of Rs.0.88 crores (Rs.3.74 crores).

Telco Dadajee Dhackjee Limited (TDDL) and **Suryodaya Capital and Finance (Bombay) Limited** (SCFL) are 100% subsidiary companies owning a property in South Mumbai which is being developed as a showroom cum office premises. The income of TDDL was Rs.0.56 crores (Rs.1.11 crores) and Profit After Tax was Rs.0.19 crores (Rs.0.62 crores). SCFL which was acquired during the year under review, reported a loss of Rs.13,655/- and after the brought forward loss of Rs.91,505/-, the total loss carried forward to the balance sheet stands at Rs.1,05,160/-. A petition has been filed in the Hon'ble High Court of Judicature at Bombay for the amalgamation of TDDL and SCFL with the Company under a Scheme of Arrangement and the Order of the Hon'ble Court, is expected by end June 2005.

Associate Companies

19 As on March 31, 2005 the Company had the following associate companies:

Tata Cummins Limited, in which the Company has a 50% shareholding alongwith Cummins Engine Co. Inc., USA, which holds the balance, is engaged in the manufacture and sale of high horse power engines used in the Company's range of M/HCVs.

Tata AutoComp Systems Limited (TACO) is a holding company for promoting domestic and foreign Joint Ventures in auto components and systems and is also engaged in engineering services, supply chain management and after market operations for the auto industry. The Company's shareholding in TACO is 50%.

Tata Precision Industries Pte. Limited, Singapore, in which the Company has 49.99% shareholding is engaged in the manufacture and sale of high precision tooling and equipment for the computer and electronics industry.

Nita Co. Limited, Bangladesh, in which the Company holds 40% equity is engaged in the assembly of TATA vehicles for the Bangladesh market.

Hispano Carrocera S.A. (HC), a well-known Spanish bus manufacturing company, in which the Company acquired a 21% stake during the year, was another major step in the Company's plans for globalization.

20 In accordance with the Statement of Accounting Standard on Consolidated Financial Statements (AS 21) and the Accounting Standard on Accounting for Investments in Associates (AS 23) issued by the Institute of Chartered Accountants of India (ICAI), the above mentioned subsidiaries and associates have been considered in the Consolidated Financial Statements of the Company. As may be seen from the consolidated statements, the consolidated revenues (net of excise) was Rs.19,532.84 crores, an increase of 40% as against Rs.13,924.72 crores in the previous year. The Profit Before Tax was Rs.1,848.09 crores as against Rs.1,444.87 crores in the previous year, recording a growth of 28%. The consolidated Profit After Tax, after considering an amount of Rs.490.62 crores (previous year Rs.530.77 crores) towards current and deferred tax, adjustment for share of minority interest and profit in associate companies was Rs.1,385.34 crores as against Rs.915.29 crores in the previous year, recording a growth of 51%.

21 On an application made by the Company under Section 212(8) of the Companies Act 1956, the Central Government has vide letter dated April 7, 2005, exempted the Company from attaching a copy of the Balance Sheet, Profit and Loss Account, Directors' Report and Auditors' Report of the subsidiary companies and other documents required to be attached under Section 212(1) of the Act to the Balance Sheet of the Company. Accordingly, the said documents are not being attached with the Balance Sheet of the Company. A gist of the financial performance of the subsidiary companies is contained in the Report. The Annual Accounts of the subsidiary companies are open for inspection by any member/investor and the Company will make available these documents/details upon request by any Member of the Company or to any investor of its subsidiary companies who may be interested in obtaining the same. Further, the annual accounts of the subsidiary companies will also be kept for inspection by any investor at the Company's Head Office and that of the subsidiary company concerned.

ENERGY, TECHNOLOGY & FOREIGN EXCHANGE

22 Details of energy conservation and research and development activities undertaken by the Company along with the information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are given as an Annexure to the Directors' Report.

DIRECTORS

23 In accordance with the requirements of the Companies Act, 1956 and the Articles of Association of the Company, Mr N N Wadia, Mr P P Kadle and Dr V Sumantran are liable to retire by rotation and are eligible for reappointment.

Mr Ravi Kant's tenure of appointment as Executive Director expires on July 11, 2005 and it is proposed to appoint him in his existing capacity as Executive Director (CVBU) on the terms and conditions as set out in the Notice of the Annual General Meeting. The attention of the Members is invited to the relevant item of the Notice of the Meeting and the Explanatory Statement thereto.

CORPORATE GOVERNANCE

24 A separate section on Corporate Governance forming part of the Directors' Report and the certificate from the Company's auditors confirming compliance of Corporate Governance norms as stipulated in Clause 49 of the Listing Agreement with the Indian Stock Exchanges is included in the Annual Report.

PARTICULARS OF EMPLOYEES

25 Information in accordance with sub-section (2A) of Section 217 of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report for the year ended March 31, 2005, is also given as an Annexure to this Report.

AUDIT

26 Messrs A F Ferguson & Co. and Messrs S B Billimoria & Co., the existing Statutory Auditors are now part of Messrs Deloitte Haskins & Sells (DHS) and it has been decided that DHS would be appointed as the Statutory Auditors of the Company. Accordingly, Messrs A F Ferguson & Co. and Messrs S B Billimoria & Co. have expressed their unwillingness to be re-appointed at the conclusion of the ensuing Annual General Meeting. The Company has received a special notice from a shareholder of the Company, in terms of the provisions of the Companies Act, 1956, signifying the intention to propose the appointment of DHS as the Statutory Auditors of Company from the conclusion of the ensuing Annual General Meeting till the conclusion of the next Annual General Meeting. DHS have also expressed their willingness to act as Auditors of the Company, if appointed, and have further confirmed that the said appointment would be in conformity with the provisions of Section 224(1B) of the Companies Act, 1956.

Cost Audit

27 As per the requirement of the Central Government and pursuant to Section 233B of the Companies Act, 1956, the Company carries out an audit of cost accounts relating to motor vehicles every year. Subject to the approval of the Central Government, the Company has appointed M/s Mani & Co. to audit the cost accounts relating to motor vehicles for the Financial Year 2005-06.

DIRECTORS' RESPONSIBILITY STATEMENT

28 Pursuant to Section 217 (2AA) of the Companies Act, 1956, the Directors, based on the representation received from the Operating Management, confirm that:-

i. in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures;

ii. they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii. they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv. they have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

29 The Directors wish to convey their appreciation to all the Company's employees for their enormous personal efforts as well as their collective contribution to the Company's record performance. The Directors would also like to thank the employee unions, shareholders, customers, dealers, suppliers, bankers, and all the other business associates for the continuous support given by them to the Company and their confidence reposed in its management.

On behalf of the Board of Directors

RATAN N TATA
Chairman

Mumbai, June 6, 2005.

Annexure to the Directors' Report

(Additional information given in terms of Notification 1029 of 31-12-1988 issued by the Department of Company Affairs)

A. Conservation of Energy

The Company has always been conscious of the need for conservation of energy. Energy conservation measures have been implemented in all the Plants and Offices of the Company. These measures are aimed at effective management and utilisation of energy resources and have resulted in cost savings for the Company aggregating approximately Rs.3.96 crores. The Company's Pune works was also awarded the gold medal in the engineering category at the 'Greentech Environmental Awards' in 2004. The Company's Commercial Vehicle Business Unit at Pimpri won the 'National Award for Excellence in Energy Management - 2004', whilst the Jamshedpur Works was awarded the 'Energy Efficient Unit' at the Energy Summit - 2004. These awards and accolades are a testimony to the Company's pursuit to conserve natural resources on all fronts.

B. Technology Absorption

The Company has initiated a programme to transform its range of Commercial Vehicles to meet the future needs of the evolving market by providing a strong value proposition for its customers. As a part of this program, a new range of cabins is being designed with contemporary styling features benchmarked against international manufacturers and reflecting the Company's brand identity. The Company has taken up the styling of the cabins in association with a reputed design firm M/s Stile Bertone, Italy. All of the Company's CV engines are compliant with Bharat Stage III (equivalent to Euro III) emission norms that have been mandated for introduction in April 2005 in select cities in the Country.

The Company's range of cars, utility vehicles and pick-ups were all upgrated to meet BS III norms.

Petrol and diesel engines for the car platform with enhanced performance meeting Euro III with EOBD (European On-Board Diagnostics) have been developed. Further, develpment has been taken up for meeting Euro IV emission norms with common rail technology for diesel engines for the passanger vehicles range. In case of petrol engines, develpment is underway to meet Euro IV emission norms.

During the year, the Company spent Rs. 364.78 crores on Research and Development activities (including expenditure on capital assets purchased for R&D) which was 2.1% of its net turnover.

Technology Imported during the last five years

Technology for	Imported from	Year of Import	Status
(a) Design & Styling of Sedan/ Estate variants of passenger car platform	Institute of Development in Automotive Engineering, S.p.A., Italy	2000-01	Production commenced for Sedan and Estate
(b) Design and Development of modular Cabs for Commercial vehicles	Stile Bertone, Italy	2002-03	Under implementation
(c) Design & Development of passenger vehicles	Institute of Development in Automotive Engineering, S.p.A., Italy	2003-04	Under implementation
(d) Direct injection Common Rail Euro IV engines for passenger vehicles	AVL List GmbH, Austria Delphi Diesel System, France	2003-04	Under implementation

C. Foreign Exchange Earnings and Outgo

	Rs. in crores
Earnings in foreign exchange	1497.85
Expenditure in foreign currency (including dividend remittance)	907.63

MANAGEMENT DISCUSSION AND ANALYSIS

I. Business Overview

The Company is in the automotive business and is the only manufacturer in India offering a comprehensive range of automobiles, viz. Heavy, Medium and Light Commercial vehicles, Buses, Utility vehicles and Passenger cars. With most of the economic indicators of the Country recording steady growth during 2004-05, the automotive industry continued to ride in high gear with all categories of vehicles registering robust year-on-year growth. Buoyed by favourable economic indicators, the overall growth of 27.15% in the Company's sales was driven by volume growth both, in commercial and passenger vehicles in the domestic market, new product launches and a 38.3% rise in exports.

The Company, with its record performance of 399,566 units now contributes over a quarter of the Country's four wheeler sales.

Category	Industry sales (including Exports) (Nos.)			Company sales (including Exports) (Nos.)			Company share (including Exports) (%)	
	2004-05	2003-04	% growth	2004-05	2003-04	% growth	2004-05	2003-04
Commercial Vehicles	3,48,387	2,77,546	25.52%	2,09,591	1,63,148	28.47%	60.2%	58.8%
Passenger Vehicles	12,27,703	10,31,387	19.03%	1,89,975	1,51,111	25.72%	15.5%	14.7%
Total	**15,76,090**	**13,08,933**	**20.41%**	**3,99,566**	**3,14,259**	**27.15%**	**25.4%**	**24.0%**

Source : Society of Indian Automobile Manufacturers Report and Company Analysis

II. Industry Structure and Developments

Commercial Vehicles

The upward momentum in commercial vehicle market in 2004-05 was bolstered by a variety of factors including accelerated growth in the industrial sector, road and infrastructure development, availability of finance, stable interest rates and introduction of new models. Industry sales rose by 22.4% and touched an all time high of 3,18,438 vehicles.

The industry performance during 2004-05 and the Company's share in the domestic market is tabulated below:

Domestic / Category	Industry sales (Nos.)			Company sales (Nos.)			Company market share (%)	
	2004-05	2003-04	% growth	2004-05	2003-04	% growth	2004-05	2003-04
M/HCVs	1,98,561	1,61,395	23.03%	1,29,244	1,03,169	25.27%	65.1%	63.9%
LCVs	1,19,877	98,719	21.43%	60,749	49,026	23.91%	50.7%	49.7%
Total CVs	**3,18,438**	**2,60,114**	**22.42%**	**1,89,993**	**1,52,195**	**24.83%**	**59.7%**	**58.5%**

Source: Society of Indian Automobile Manufacturers Report and Company Analysis

At 1,89,993 vehicles, the Company's domestic commercial vehicle sales were an all time high and helped the Company to increase its market share to 59.7%, the highest in the last 5 years. Trucks formed 54.3% of industry sales and the Company witnessed a 67.1% market share in this segment, the highest achieved in the last 7 years. The shift towards Multi-Axle Vehicles (MAVs) and tractor-trailers continued in 2004-05, primarily driven by the Golden Quadrilateral Project. Accordingly, transporters would prefer vehicles with faster turnaround time and higher payload capacity. The Company's bus sales witnessed substantial increase in volumes and its share of 51.9% in the Bus market was its highest in the last 5 years. The Company launched a fleet of 19 contemporary buses under **TATA Globus** and **Starbus** brands in March 2005. Available in 12 to 65 seater in Diesel as well as CNG variants, these buses would help the Company to capture a dominating position in Inter-State, Inter-city and City bus segments, including low floor buses. The range of buses offer specifically designed buses for different user groups like school children, executive and luxury travellers.

Industry sales of LCVs touched an all time high in 2004-05, largely due to continuing buoyancy in the pick-up segment. Pick-ups improved their market share from 15.4% last year to 17.2% this year and the Company fortified its position in this segment with a 38.1% share of this market. Customized pickups were also produced as a part of our endeavour to provide end-to-end transport solutions to specific customers. The Company registered a market share of 50.7% in the LCV segment, the highest achieved in the last 4 years.

Passenger Vehicles

The domestic passenger vehicle industry grew by 17.4% to its highest ever volume of over a million vehicles. With an increasing base, the growth rate slowed down as compared to the previous year. The Company improved its market share to 16.9% from 15.5% and further consolidated its position as the second largest player in the domestic passenger vehicle market. The Company now offers five models in diesel and petrol variants.

The industry performance during 2004-05 and the Company's share is tabulated below:

Domestic / Category	Industry sales (Nos.)			Company sales (Nos.)			Company market share (%)	
	2004-05	2003-04	% growth	2004-05	2003-04	% growth	2004-05	2003-04
Cars	8,19,918	6,96,153	17.78	1,44,827	1,08,167	33.89	17.7	15.5
UVs	1,76,339	1,46,388	20.46	34,249	31,851	7.53	19.4	21.8
MPVs	65,033	59,555	9.20	-	-	-	-	-
Total PVs	**10,61,290**	**9,02,096**	**17.65**	**1,79,076**	**1,40,018**	**27.89**	**16.9**	**15.5**

Source : Society of Indian Automobile Manufacturers Report and Company Analysis.

The industry's growth was primarily on account of new product launches, price cuts in various segments and sustained discounting by many manufacturers. Net realization has come under pressure mainly due to rising input costs, especially of steel.

During the year, the Company launched the **TATA Sumo Victa, TATA Spacio Gold** and the **TATA Indigo Marina,** all of which have received an enthusiastic response from the market.

The compact segment in which the **TATA Indica** competes with seven other models from four manufacturers, is the largest in the industry with a share of nearly 47%. It is amongst the most competitive of segments with more entrants, particularly at the high-end, lined up for future entry. Taken along with the mini segment, small cars constitute 58% of the total market. The **TATA Indica** grew by 32% with the face-lifted version seeing its first full year of launch in the market having a market share of 21.3%.

The entry-mid size segment grew by 17% and constitutes 12% of the market. It is the next most competitive segment in which the **TATA Indigo** has acquired leadership position since its launch in December 2002. The Company launched the **TATA Indigo Marina-**an estate in September 2004. The **Indigo Marina** virtually single handedly revived the dormant Estate market in the country. The **Indigo** family enjoys a leadership position with a 31% market share of the segment amongst seven manufacturers offering twelve models.

The utility vehicle segment grew by 20.5% and at 16.5% share of the market, is the third largest segment, after the compact and the mini segments. The segment witnessed the launch of a new volume model and various premium sports Utility Vehicles during the year. The segment continues to be dominated by 3 major players, including the Company holding nearly 84% share of the market. The Company recorded its highest sales in this segment over the past six years and the market share stood at 19.4% during the year, although, with further addition of new entrants/products, this has dropped from the previous year's market share of 21.8%.

III. Opportunities and Threats

a) Opportunities

Road Development:

It is expected that the road development program will continue over a long period and it is hoped that by 2010-12 the Country will be networked both, through highways and interconnecting roads, with villages. This will give impetus to growth of high tonnage and high power to weight ratio vehicles to reduce per tonne-km transportation cost for movement of goods, as well as to smaller unit load vehicles to reach the interiors of the Country – that is – the last mile distribution vehicle. The Company, through its acquisition of TDCV-South Korea and further work in heavy Truck area, as well its recent entry into 0.75 tonne payload category with Tata Ace and appropriate introduction of new products in the next 3-4 years, plans to retain its competitive edge.

The road development would also give considerable impetus to people movement that will see improvement in growth rate of small and medium size buses. The Company is gearing up to cater to this opportunity through the recently launched **Tata 'Globus'** and **'Starbus'** branded buses and would further strengthen its position through the recent 21% acquisition of Hispano-Spain.

Car Penetration in India

With road and other infrastructure slated for significant development, penetration of personalised transport is expected to increase. Further with higher disposable incomes and easier financing options, the outlook for growth of passenger car sales remain positive.

International

Several countries are opening up and have shown positive response to the Company's products. The significant year-on-year growth of commercial and passanger vehicles exports for the past two years is strengthening the confidence for further growth in International Business. A number of countries have been short-listed for special focus and strategic entry by choosing appropriate segments and products. Besides, with the domestic automotive industry offering sizeable market opportunities, India is also developing into a manufacturing hub for auto-component manufacturers, which is reflected in the increasing exports of automotive products from India.

b) Threats

Global competition

India and China, being the destinations for services and manufacturing in the global market, many automobiles manufacturers are entering India with a range of products who would also leverage the Indian low cost to their advantage. The Company plans to address this with new product introductions that address the customers' specific needs in order to sharpen its competitiveness.

Cyclicality

The domestic Commercial Vehicle Industry sales, which is growing year after year for the past 3 years in succession, is susceptible to a slow down due to its cyclical nature. The Company plans to counter this cyclicality through entry into new geographies and by entering new segments, like the recent launch of a small commercial vehicle, **Tata Ace.**

Government regulations

WTO, Free Trade Agreements and other similar Government Policies can potentially open the Indian Market to more imports at far lower cost than presently prevailing.

Interest rate hardening and other inflationary trends

With interest rates hardening globally and inflation expected to grow, the vehicle financing business as also the growth in sales may be adversely impacted.

IV. Outlook

The demand for personal mobility in India is expected to remain strong and this is expected to maintain the momentum through market cycles. Though the CV industry has been growing the last 3 years, the rate of growth has been declining the last 2 years. This trend is expected to continue this year keeping with the cyclical nature of the industry. The passenger vehicle market is likely to slow down further compared to the previous year, but still maintain leading growth rates amongst the various automobile markets. A series of new emission norms and safety related norms introduced selectively in various cities/states has brought in complexities for the automotive and component manufacturers, which could impact production/sales for the year. This is further compounded by emerging uncertainties over staggered implementation of emission norms, difficulties in adjusting the supply chain, likely impact of high increase in diesel prices and finally the impact in this year due to the slow down in road development work last year. Although the Company is committed to improve its competitive position in the market, continuing upward pressure of input prices, particularly steel and rubber, is likely to put pressure on profitability. The competition in the passenger vehicle market is likely to increase with new players and models. The Company has a pipeline of new products under development which should enable it to sustain and grow its market presence in the coming years.

V. Financial Performance

A. Financial performance as a measure of Operational Performance

The following table, which sets forth the Company's key expense items as a percentage of net revenues for 2003-04 and 2004-05, provides a view of the operational efficiencies achieved during the year driven primarily by the overall increase in volumes and also through the Company's continuing efforts at cost control.

	Percentage of turnover Year ended March 31,	
	2005	2004
Turnover net of excise duty	100.0%	100.0%
Expenditure:		
Material (including change in stock)	70.2	66.8
Employee Cost	5.9	6.6
Manufacturing and other expenses (net)	10.6	12.0
Total Expenditure	86.7	85.4
Profit before Depreciation, Interest, Exceptional Items and Tax	13.3	14.6
Depreciation	2.6	2.9
Interest (Net)	0.9	1.2
Profit before Exceptional Items and Tax	9.5	10.1

Turnover, net of excise duties, increased 32.40% to a record high of Rs.17,585.22 crores from Rs.13,282.12 crores in 2003-04. This increase resulted primarily from a record sale of 399,566 units as compared to 314,259 units. Domestic sales increased by 26.3% to 3,69,069 units from 2,92,213 units in 2003-04, while exports increased by 38.3% to 30,497 units from 22,046 units and 44.4% in value terms to Rs.1,452.69 crores from Rs.1,006.32 crores in 2003-04.

Expenditure increased by 34.5% to Rs.15,248.04 crores from Rs.11,341.42 crores in 2003-04, primarily as a result of higher unit sales volume, unprecedented increase in the price of raw materials, especially increases in the price of steel and other costs. The Company's continuing cost control efforts in variable and fixed financial costs have been able to offset part of the absolute increases in expenditure during the year.

Profit before amortization, depreciation, interest, extraordinary and exceptional items and tax increased 20.4% to Rs. 2,337.18 crores from Rs.1940.70 crores in 2003-04. However, Earnings Before Interest, Tax, Depreciation (EBITDA) margin reduced to 13.3% from 14.6% in the previous year, mainly due to unprecedented increased cost pertaining to compliance with emission norms.

Depreciation increased 17.7% to Rs.450.16 crores from Rs.382.60 crores. The general decline in interest rates, the Company's continued efforts to prepay its costly debts and its low cost borrowing from the international financial markets, coupled with its ongoing efforts at prudent fiscal management, has enabled it to further reduce its interest burden to Rs.154.15 crores from Rs.161.26 crores in 2003-04.

The Company's Profit Before Tax (PBT) was Rs. 1,651.90 crores which was an improvement by 27.8% over the PBT of Rs.1,292.34 crores in 2003-04. After making a provision of Rs.414.95 crores towards current and deferred taxes as compared to Rs. 482 crores in 2003-04, the Company's Profit After Tax was Rs.1,236.95 crores, which was 52.7% higher than Rs. 810.34 crores in 2003-04. The Basic Earnings Per Share improved to Rs.34.38 from Rs.24.68 in 2003-04.

B. Liquidity and Capital Resources

In April 2004, the Company made an offering of US$ 400 million Foreign Currency Convertible Notes in two tranches: (a) US$ 100 million Zero Coupon Convertible Notes due in April 2009 (2009 Series) and (b) US$ 300 million 1% Convertible Notes due in April 2011 (2011 Series). The 2009 Series are convertible at a price of Rs.573.106 per share and the redemption is pegged at 95.11% of the principal amount. The 2011 Series are convertible at the price of Rs.780.40 per share and the redemption is pegged at 121.781% of the principal amount and has achieved the highest conversion premium of 60% for an Asian convertible offering. The issue represents the first ever multi-tranche convertible offering by an Indian company and is listed on the Singapore Stock Exchange. Further, in respect of its Foreign Currency Convertible Notes (issued in July 2003), 89,440 Convertible Notes, representing 89.44% of the issue, stand converted into 1,64,65,097 Ordinary Shares of the Company, as of date.

Funds raised from these offerings have been partly used for the Company's product development, expansion programs and refinancing the acquisitions of Tata Daewoo Commercial Vehicle Company Limited (TDCV) [erstwhile Daewoo Commercial Vehicle Company Limited (DWCV)] and the remaining funds will be used for ongoing expansion programmes, product development or for funding international acquisitions or strategic alliances. The Company's borrowings as at March 31, 2005 stands at Rs.2,495.42 crores as compared to Rs.1,259.77 crores on March 31, 2004. Considering the investible surplus of approximately Rs. 2,666 crores as on March 31, 2005, the Company continues to remain a net debt-free Company.

The Company generated cash from its operating activities at Rs.1,249.82 crores which was lower than Rs.2,719.11 crores in the previous year mainly due to higher inventories and receivables at the year end mainly attributable to high sales volumes. The Company continued to retain its local and foreign currency debt ratings.

VI. Risks and Concerns

Input Costs

In 2004-05, prices of steel billets, pig iron, coke and natural rubber touched abnormal high levels. While the increase in cost has cast pressure on the Company's profitability, it was partly countered through cost reduction measures, global sourcing initiatives and a moderate price increase in January 2005. This steep trend of input price increases is continuing further in 2005-06.

Fuel prices

During the year, oil prices in international markets remained volatile. International prices of Brent peaked at $56/bbl during the year and closed at an average of $51.03/bbl in March 2005. Fiscal measures, such as reduction in excise and customs duties along with absorption of a part of increased cost by oil companies, limited the increase in domestic fuel prices to 17.5%. As also freight rate increase being marginal, large increase of fuel prices in near future would impact the profitability of the fleet operators/customers.

Emission related

Uncertainty with respect to emission compliance implementation driven by the last minute notification from Government on the deferral of BS II and BS I continuing in certain geographies and inability of the supply chain to get timely certification to ramp-up production to meet the demand of BS II / III products, would affect the sales during the 1st Quarter of FY 2005-06.

Exchange rate fluctuation

Between April 1, 2004 and March 31, 2005, the value of the Indian Rupee (INR) remained unchanged though it witnessed some volatility during the year. In recent times, the INR is appreciating against the US Dollar (US$). An appreciation of the INR can adversely impact the Company's exports and, depreciation in the value of the INR can influence the cost of borrowings denominated in currencies other than INR and raise the cost of imports. As of March 31, 2005, approximately 90% of the Company's borrowings are denominated in non-rupee currencies. Whilst the Company manages these exposures through currency hedges, any significant fluctuation in exchange rates may have an adverse impact on its financial position.

Integration of mergers and acquisitions

The Company acquired Tata Daewoo Commercial Vehicle Co. Ltd. (TDCV), Republic of Korea last year and during the year acquired 21% equity in Hispano Carrocera SA, Spain (Hispano) with an option to purchase 100% equity at its discretion. Mergers and acquisitions involve risks, including:

- Unforeseen contingent risks or latent liabilities relating to these businesses that may manifest only after the merger or acquisition is finalized;
- Integration and management of the operations and systems;
- Retention and rationalisation of personnel;
- Co-ordination of sales and marketing efforts;
- Management of a diversified business; and
- Diversion of management's attention from other ongoing business concerns.

The Company is progressing well in the process of integration with TDCV. The product development team of TDCV is working closely with the Company's product development team on future products. A small team from the Company has recently been deputed to Hispano to initiate the integration process.

VII. Internal Control Systems and their adequacy

The Company has in place adequate systems of internal control and documented procedures covering all financial and operating functions. These have been designed to provide reasonable assurance with regard to maintaining proper accounting controls, monitoring economy and efficiency of operations, protecting assets from unauthorized use or losses and ensuring reliability of financial and operational information and proper compliance with regulations. The Company has continued its efforts to align all its processes and controls with global best practices.

Some significant features of the internal control systems are :

- Delegation of power with authority limits for incurring capital and revenue expenditure;
- Corporate policies on accounting and capital acquisition;
- Well-defined processes for formulating and reviewing annual and long term business plans;
- Preparation and monitoring of annual budgets for all operating and service functions;
- State-of-the-art ERP, value chain management and CRM systems to connect its different locations, dealers and vendors for efficient and seamless information exchange;
- An on-going program for reinforcement of the Tata Code of Conduct. The Code covers integrity of financial reporting, ethical conduct, regulatory compliances, conflict of interests and review and reporting of concerns. All employees of the Company are regularly exposed to communications under this program.

- Bi-monthly meetings of the management committee at apex level to review operations and plans in key business areas.
- A well established multi-disciplinary Internal Audit team which reviews and reports to management and the Audit Committee, the adequacy and compliance with internal controls, the efficiency and effectiveness of operations and the key process risks.
- An Audit Committee of the Board of Directors, comprising independent directors, which is functional since August 1988, regularly reviews the audit plans, significant audit findings, adequacy of internal controls, compliance with Accounting Standards, as well as reasons for changes in accounting policies and practices, if any.
- A comprehensive information security policy has been put in place. The policy spells out the roles and responsibilities of various personnel for safeguarding information assets of the Company, including business continuity plans and oversight of security compliance across all locations.

In order to conform to the revised Clause 49 of the Listing Agreement and the listing requirements of the New York Stock Exchange, the Company has undertaken a programme to document, evaluate and validate internal controls that have a material impact on financial reporting.

To identify and address key Business Risks, the Company has embarked upon Enterprise Risk Management (ERM), a focussed initiative based on the Committee of Sponsoring Organisations (COSO) framework. Risk mapping process has been initiated across Business Units and Corporate Affairs. The Company plans to take this forward so as to support the businesses and address various risks in their Strategy Planning Processes.

The Company has continued its initiatives to promote risk awareness through structured risk management processes. A self-assessment questionnaire based technique has been rolled out in select areas.

The ownership of these programs vests with the operating managers, with Internal Audit playing the facilitator's role.

VIII Material Developments in Human Resources/Industrial Relations

Industrial Relations

Industrial relations at all the Works of the Company remained cordial throughout the year. The Company entered into a 3-year wage settlement with its Union at Pune (Car Plant) and the Jamshedpur Works (effective April 1, 2004) and with the Employees' Association at Mumbai (effective January 1, 2004).

CAUTIONARY STATEMENT

Statements in the Management Discussion and Analysis describing the Company's objectives, projections, estimates, expectations may be "forward-looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include, amongst others, economic conditions affecting demand/supply and price conditions in the domestic and overseas markets in which the Company operates, changes in the Government regulations, tax laws and other statutes and incidental factors.

CORPORATE GOVERNANCE REPORT

COMPANY'S PHILOSOPHY ON CORPORATE GOVERNANCE

As part of the Tata group, Tata Motors' philosophy on Corporate Governance is founded upon a rich legacy of fair, ethical and transparent governance practices, many of which were in place even before they were mandated by adopting highest standards of professionalism, honesty, integrity and ethical behaviour. The Corporate Governance philosophy has been further strengthened with the implementation, a few years ago, by the Company of the Tata Business Excellence Model, the Tata Code of Conduct applicable to the Company, its directors and employees and compliance with the requirements of Corporate Governance under Clause 49 of the Listing Agreement with the Stock Exchanges. In its endeavour to safeguard the interests of the investors, the Company had adopted the Tata Code of Conduct for Prevention of Insider Trading, as also the Code of Corporate Disclosure Practices, in pursuance of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations. In line with international governance practices, the Company formulated and implemented a Whistleblower Policy which provides a formal mechanism for employees to freely approach the Senior Management with concerns on ethical and financial issues as also for addressing the reported concerns. The Company is in full compliance with the applicable requirements under Clause 49 of the Listing Agreement with the Stock Exchanges. The Company is listed on the New York Stock Exchange (NYSE) and is actively pursuing the compliance with the regulations of the Securities Exchange Act, the Sarbanes-Oxley Act of 2002, the NYSE Listing Manual and the relevant securities laws, as applicable to Non-US Issuers. The Company is confident of meeting the various applicable time frames in connection with the said listing.

BOARD OF DIRECTORS

The Board of Directors is comprised of twelve Directors out of which nine are Non-Executive Directors. The Company has a Non-Executive Chairman and more than one third of the total strength of the Board comprises independent Directors. The day-to-day operations of the Company are being overseen by Mr Ratan N Tata as a member of the Committee of Directors, comprising himself and Mr R Gopalakrishnan. None of the Directors on the Company's Board is a Member on more than ten Committees and Chairman of more than five Committees across all the companies in which he is a Director.

During the year under review, eight Board Meetings were held on April 8, 2004, May 19, 2004, June 23, 2004, July 28, 2004, October 29, 2004, January 10, 2005, January 31, 2005 and February 25, 2005. The required information as enumerated in Annexure I to Clause 49 of the Listing Agreement is made available to the Board of Directors for discussions and consideration at Board Meetings. The Board also reviews the declaration made by the Executive Directors regarding compliance with all applicable laws on a quarterly basis, as also the Board Minutes of all its subsidiary companies. The composition of the Board, attendance at Board Meetings (BM) held during the financial year under review and at the last Annual General Meeting (AGM), number of Directorships, memberships/chairmanships in public companies (including the Company) are given below:-

Name of the Director	Category	FY 2004-05 Attendance at		As on March 31, 2005		
		BM	Last AGM	No. of Directorships @	Committee positions# Member♦	Chairman
Ratan N Tata	Non-Executive Chairman, Promoter	7	Yes	14	1	-
N A Soonawala	Non-Executive, Promoter	8	Yes	9	-	3
J J Irani ◎	Non-Executive, Promoter	8	Yes	14	3	1
J K Setna	Non-Executive, Independent	8	Yes	7	4	-
V R Mehta ✦	Non-Executive, Independent	7	Yes	8	3	3
R Gopalakrishnan	Non-Executive, Promoter	8	Yes	13	4	-
N N Wadia	Non-Executive, Independent	7	Yes	10	-	-
Helmut Petri ⅄	Non-Executive, Independent	1	No	1	-	-
S A Naik	Non-Executive, Independent	8	Yes	2	1	1
Ravi Kant	Executive Director	8	Yes	5	1	-
Praveen P Kadle	Executive Director	8	Yes	9	6	1
V Sumantran	Executive Director	8	Yes	3	-	-
Peter K M Fietzek⅄ - *Alternate director to H Petri*	Non-Executive, Independent	2	Yes	1	-	-

@ excludes Directorships in private and foreign companies
♦ Member does not include Chairman
◎ Tata Steel Representative
✦ Institutional Representative of UTI as an investor
⅄ DaimlerChrysler AG, Representative, and would be considered non independent as per the revised Clause 49
includes Audit and Shareholders' Grievance Committees of public limited companies only

Messers N N Wadia, P P Kadle and V Sumantran are liable to retire by rotation and being eligible, offer themselves for re-appointment. Information as required under Clause 49 (VI) of the Listing Agreement is annexed to the Notice of the AGM.

AUDIT COMMITTEE

The Audit Committee of Directors is comprised of three independent Directors, all of whom are financially literate and have relevant finance and/or audit exposure. The quorum of the Audit Committee is two members or one-third of the members of the Audit Committee, whichever is higher. During the period under review, thirteen Audit Committee meetings were held on April 7, 2004, April 17, 2004, May 18, 2004, July 26, 2004 (2 Meetings), August 9, 2004, October 18, 2004, October 28, 2004, December 6, 2004, December 20, 2004, January 28, 2005, February 17, 2005 and March 29, 2005.

The composition of the Audit Committee and attendance at its meetings is given hereunder :-

Composition	V R Mehta Chairman	J K Setna	S A Naik
Number of meetings attended	13	12	13

The Audit Committee meetings are held at the Company's Corporate Headquarters or at its plants and are usually attended by the Executive Director(s), the Chief Internal Auditor, the Statutory Auditors and the Cost Auditors. The Operation Heads are invited to the meetings, as required. The Company Secretary acts as the Secretary to the Meetings of the Audit Committee. The Chairman of the Audit Committee was present at the last Annual General Meeting of the Company.

The scope of the Committee includes:-

a. Overseeing the Company's financial reporting process and the disclosure of its financial information, to ensure that the financial statements are correct, sufficient and credible;
b. Recommending the appointment/removal of external auditors, fixing audit fees and approving non-audit, consulting services provided by the firms of Statutory Auditors to the Company and its subsidiaries;
c. Reviewing with the management the quarterly financial statements before submission to the Board, focusing primarily on:
   - Any changes in accounting policies and practices and reasons for the change;
   - Major accounting entries involving estimates based on exercise of judgement by Management;
   - Qualifications in draft audit report;
   - Significant adjustments arising out of audit;
   - The going concern assumption;
   - Compliance with accounting standards;
   - Compliance with listing and other legal requirements concerning financial statements; and
   - Any related party transactions, i.e. transactions of the Company of material nature, with promoters or the management, their subsidiaries or relatives etc. or any related party transaction, that may have a potential conflict with the interests of the Company at large or may not be in the normal course of business;
   - The Management Discussion and Analysis of financial condition and results of operations and matters required to be included in the Directors' Responsibility Statement (annual basis).
d. Reviewing with the management, external auditors and internal auditors, adequacy of internal control systems and recommending improvements to the management;
e. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;
f. Discussing with internal auditor any significant findings and follow-up thereon;
g. Reviewing the findings of any internal investigations by the internal auditor into matters involving a suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;
h. Discussing with external auditors before the audit commences, the nature and scope of audit, as well as conduct post-audit discussions to ascertain any area of concern;
i. Reviewing the Company's financial and risk management policies;
j. Initiating investigations into the reasons for substantial defaults in payments to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors; and
k. Reviewing the functioning of the Whilste-Blower Mechanism.

In these meetings, *inter alia*, the Committee considered 139 audit reports covering operational, financial and other business risk related areas.

The Company is also in the process of formulating a comprehensive Audit Committee Charter that would incorporate the Indian as well as New York Stock Exchange (NYSE) listing and regulatory requirements.

Further, the Committee is in the process of adopting a Policy for (a) Approval of Services to be rendered by the Auditors of the Company and its subsidiaries, which would lay down an elaborate procedure for ensuring auditors independence and objectivity, and (b) Oversight of Audit work for streamlining the audit process across the Company's subsidiaries.

WHISTLEBLOWER POLICY

The Audit Committee had, at its Meeting held on August 9, 2004, framed a policy that provided a formal mechanism for all employees of the Company to approach the Management of the Company (Audit Committee in case where the concern involves the Senior Management) and make protective disclosures to the Management about unethical behaviour, actual or suspected fraud or violation of the Company's Code of Conduct or ethics policy. The Whistle Blower Policy is an extension of the Tata Code of Conduct, which requires every employee to promptly report to the Management any actual or possible violation of the Code or an event he becomes aware of that could affect the business or reputation of the Company. The disclosures reported are addressed in the manner and within the time frames prescribed in the Policy. The Company has not denied access to the Audit Committee to any employee of the Company. With these measures, the Company would be in compliance with the proposed Corporate Governance clause of the Listing Agreements with Stock Exchanges in India and in the United States of America (US).

MANAGERIAL REMUNERATION

a. Remuneration Committee

The Remuneration Committee of the Company is empowered to review the remuneration of Whole-time directors, retirement benefits to be paid to them under the Retirement Benefit Guidelines framed by the Board and deal with matters pertaining to Employees' Stock Option Scheme. The Company has not issued any stock options to its directors/employees. The Remuneration Committee is comprised of three Independent (including the Chairman of the Committee) and two Non-Executive Directors.

During the year under review, one Remuneration Committee meeting was held on May 19, 2004. The composition of the Remuneration Committee and attendance at its meetings is given hereunder :-

Composition	N N Wadia Chairman	Ratan N Tata	N A Soonawala	V R Mehta	S A Naik
Number of meetings attended	1	1	1	1	1

The Chairman of the Remuneration Committee was present at the last Annual General Meeting. The Company has complied with all the non-mandatory requirements under Clause 49 regarding the Remuneration Committee.

b. Remuneration Policy

The remuneration of the Whole-time director(s) is decided by the Remuneration Committee based on criteria such as industry benchmarks, the Company's performance vis-à-vis the industry, responsibilities shouldered, performance/track record of the Whole-time director(s), macro economic review on remuneration packages of Heads of other Organisations and is reported to the Board of Directors. In the last few years, efforts have been made to link the annual variable pay of senior managers with the performance of the Company in general and their individual performance for the relevant year measured against specific major performance areas which are closely aligned to the Company's objectives.

The Company pays remuneration by way of salary, perquisites and allowances (fixed component), incentive remuneration and commission (variable components) to its Whole-time directors. Annual increments are decided by the Remuneration Committee within the salary scale approved by the Members and are effective from April 1, annually. The Remuneration Committee decides on the commission and/or incentive remuneration payable to the Whole-time directors on determination of profits for the financial year, within the ceilings on net profits prescribed under Sections 198 and 309 of the Companies Act, 1956 (the Act).

The remuneration by way of commission to the Non Whole-time directors is decided by the Board of Directors and distributed to them based on their attendance and contribution at the Board and certain Committee meetings as well as time spent on operational matters other than at the meetings. The Members had, at the AGM held on July 21, 2003, approved the payment of remuneration by way of commission to the Non Whole-time directors of the Company, of a sum not exceeding 1% per annum of the net profits of the Company, calculated in accordance with the provisions of the Act, for a further period of five years commencing April 1, 2003. The commission for the Financial Year 2004-05 will be distributed amongst all or some of the said directors in accordance with the directives given by the Board.

A sitting fee of Rs.10,000/- for attendance at each meeting of the Board, Audit Committee, Finance Committee and the Committee of Board and Rs.5,000/- for Remuneration Committee, Investors' Grievance

Committee and Ethics & Compliance Committee is paid to its Members (excluding Executive Directors). The sitting fees payable to the Non Whole-time Directors of the Finance Committee for attending meetings of the Finance Committee was increased from Rs.5,000/- to Rs.10,000/-, effective April 8, 2004. The sitting fees paid/payable to the Non Whole-time directors is excluded whilst calculating the above limits of remuneration in accordance with Section 198 of the Act. The Company also reimburses out-of-pocket expenses to outstation Directors attending meetings in Mumbai, as also to other Directors for attending meetings outside Mumbai.

c. Remuneration to Directors

The Directors' remuneration and sitting fees paid/payable in respect of the Financial Year 2004-05 and their shareholding in the Company as on date is given below:-

➢ *Non Whole-time Directors:*

	(Rs. in lacs)		
Name	**Commission for FY 04-05***	**Sitting Fees paid during FY 04-05**	**No. of Shares**
Ratan N Tata	33.70	1.85	52056
N A Soonawala	21.50	1.95	10280
J J Irani	6.70	1.10	3183
J K Setna	16.50	2.70	12033
V R Mehta	**19.50	2.05	9332
R Gopalakrishnan	24.60	2.20	3750
N N Wadia	12.90	1.55	-
Helmut Petri	0.60	0.10	-
S A Naik	12.80	2.65	1310
Peter K M Fietzek	1.20	0.20	-

**payable in FY 05-06*

***payable to Unit Trust of India*

➢ *Executive Directors:*

	(Rs. in lacs)					
Name	**Salary**	**Perquisites & Allowances**	**Commission***	**Incentive Remuneration**	**Retirement Benefits**	**No. of Shares**
Ravi Kant	26.40	16.00	90.00	Nil	7.13	-
Praveen P Kadle	24.00	20.46	85.00	Nil	6.48	1227
V Sumantran	24.00	17.41	70.00	Nil	6.48	-

**payable in FY 05-06*

The Company has not issued any stock options to the Directors.

d. The salient terms of appointment of the Executive Directors, as approved by the Members at the Extraordinary General Meeting of the Company held on March 27, 2002 and as further amended by a Resolution passed at the Annual General Meeting held on July 8, 2004, are:-

Period of Appointment	Ravi Kant - 5 Years effective from July 12, 2000 * (July 12, 2005 to June 1, 2009) Praveen P Kadle - 5 Years effective from October 31, 2001 V Sumantran - 5 Years effective from November 12, 2001
Remuneration	
- Salary Scale	Upto Rs.4,00,000/- p.m.
- Incentive Remuneration	Upto 200% of salary, to be paid at the discretion of the Board annually
- Commission	At the discretion of the Board annually, within the stipulated limits under the Act
- Perquisites and allowances (excluding Company's contribution to provident, superannuation & gratuity fund and leave encashment)	Upto 140% of salary
- Minimum remuneration in case of inadequacy of profits during any financial year	Salary, incentive remuneration, perquisites and allowances as mentioned above but excluding commission
Notice period on either side	Six months
Severance fees payable by the Company for terminating employment	Six months' salary

*The attention of the Members is invited to the Notice of the Annual General Meeting wherein it is proposed to re-appoint Mr Ravi Kant as the Executive Director of the Company, on similar terms and conditions.

INVESTORS' GRIEVANCE COMMITTEE

The Investors' Grievance Committee of the Board is empowered to oversee the redressal of investors' complaints pertaining to share/debenture transfers, non-receipt of annual reports, interest/dividend payments, issue of duplicate certificates, transmission (with and without legal representation) of shares and debentures and other miscellaneous complaints. During the year under review, 5 Investors' Grievance Committee meetings were held on April 2, 2004, June 24, 2004, August 9, 2004, November 1, 2004 and January 10, 2005.

The composition of the Investors' Grievance Committee and attendance at its meetings is given hereunder:-

Composition	S A Naik (Chairman) Independent Director	R Gopalakrishnan Non-Executive Director	Ravi Kant Executive Director	Praveen P Kadle Executive Director
Number of meetings attended	5	5	5	5

Mr H K Sethna, Company Secretary, who is the Compliance Officer can be contacted at :

Bombay House, Tel: 5665 8282, 5665 7824
24, Homi Mody Street, Fax : 5665 7260
Mumbai – 400 001 Email : inv_rel@tatamotors.com

The status on the total number of Complaints received during the year were as follows:-

Sr. No.	Description	Nos. Received				Total		
		Q1	Q2	Q3	Q4	Received	Replied	Pending
A	**Letters received from Statutory Bodies**	**7**	**3**	**7**	**5**	**22**	**22**	**0**
	Securities and Exchange Board of India	6	1	3	3	13	13	0
	Department of Company Affairs	0	0	0	0	0	0	0
	Stock Exchanges	0	0	2	1	3	3	0
	Depositories	1	2	2	1	6	6	0
B	**Legal Matters**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
	Court/Consumer Forum Matters	0	0	0	0	0	0	0
C	**Dividends**	**116**	**124**	**77**	**0**	**317**	**317**	**0**
	Non receipt of dividend/interest warrants (pending reconciliation at the time of receipt of letters)	116	124	76	0	316	316	0
	Fraudulent encashment of dividend/ Interest warrants	0	0	1	0	1	1	0
D	**Letters in the nature of reminders/ complaints**	1	0	0	0	1	1	0
	Total Correspondence	**124**	**127**	**84**	**5**	**340**	**340**	**0**

There were no pending share transfers pertaining to the Financial Year ended March 31, 2005. The correspondence identified as investor complaints are letters received through Statutory/Regulatory Bodies and those related to Court/Consumer forum matters (where the Company/Registrar is involved and is accused of deficiency in service), fraudulent encashment and non-receipt of dividend amounts where reconciliation of the payment is in progress/completed after the end of the quarter.

➢ **Action required regarding non-receipt of dividends, proceeds of matured deposits and redeemed debentures and interest thereon**

In case of non receipt/non encashment of the dividend warrants, Members are requested to correspond with the Company's Registrars/the Registrar of Companies, as mentioned hereunder:

Dividend for FY	Contact Office	Action to be taken
2003-04 (Interim & Final Dividend)	Tata Share Registry Ltd.	Letter on plain paper.
2002-03	Tata Share Registry Ltd.	Letter on plain paper.
2000-01 and 2001-02	Not Applicable due to non declaration of dividend	-
1997-98 to 1999-2000	Tata Share Registry Ltd.	Letter on plain paper. In respect of dividend for FY 1997-98, the Members are requested to apply before end July 2005.
1978 to 1994-95	Office of the Registrar of Companies CGO Complex, 'A' Wing, 2nd floor, Next to RBI, CBD-Belapur, Navi Mumbai-400 614 Maharashtra ☎ 2757 6802	Claim in Form No. II of the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978

As per the provisions of Section 205A read with Section 205C of the Companies Act, 1956, the Company is required to transfer the unpaid dividends, matured deposits, redeemed debentures and interest accrued thereon remaining unclaimed and unpaid for a period of 7 years from the due date to the Investor Education and Protection Fund (IEPF) set up by the Central Government. The following amounts have been transferred to the IEPF of the Central Government, as of March 31, 2005:-

Particulars	Amount in Rs.
Unpaid dividend account *	89,66,087
Application money received for allotment of securities and due for refund	31,351
Unpaid/unclaimed matured deposits	54,80,000
Unpaid matured debentures	3,37,74,053
Interest accrued on the amounts referred to above	1,60,71,232
Total	**6,43,22,723**

* Includes dividend pertaining to 1995-96 and 1996-97 transferred to the IEPF as per the provisions of Section 205C of the Act.

Given below are the due dates for transfer of unclaimed and unpaid dividend to the IEPF by the Company:-

Financial Year	Dividend payment date	Proposed Date for transfer to IEPF*
1997-98	July 29, 1998	September 14, 2005
1998-99	August 3, 1999	September 19, 2006
1999-2000	July 26, 2000	September 12, 2007
2002-03	July 22, 2003	August 18, 2010
2003-04 (Interim)	February 20, 2004	March 20, 2011
2003-04 (Final)	July 8, 2004	August 16, 2012

* Indicative dates and Actual dates may vary.

It may be noted that no claims will lie against the Company or the IEPF in respect of the said unclaimed amounts transferred to the Fund.

COMMITTEE OF DIRECTORS

In addition to the above Committees, the Board has constituted the following Committees :-

1. **Finance Committee of Directors** to look into matters pertaining to finance and banking, including Company's fund raising and treasury operations, property matters, investments, all related risk management and policy matters and other day-to-day operations in these areas. During the year under review, seven Finance Committee meetings were held on April 19, 2004, May 18, 2004, June 8, 2004, July 12, 2004, October 11, 2004, November 16, 2004 and February 21, 2005 and eight circular resolutions were passed.

   The composition of the Finance Committee of Directors and attendance at its meetings is given hereunder :-

Composition	Ratan N Tata Chairman	N A Soonawala	J K Setna	R Gopalakrishnan	N N Wadia	Praveen P Kadle
Number of meetings attended	7	7	7	5	4	7

2. **Committee of Board** to review revenue and capital expenditure budgets, long term business strategies and organisational structure of the Company. During the year under review, four Committee meetings were held on June 8, 2004, October 20, 2004, January 31, 2005 and March 23, 2005.

   The composition of the Committee of Board and attendance at its meetings is given hereunder :-

Composition	Ratan N Tata Chairman	N A Soonawala	J J Irani	R Gopalakrishnan	N N Wadia
Number of meetings attended	4	4	3	4	4

3. **Ethics and Compliance Committee** to formulate policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading (the Code), take on record the monthly reports on dealings in securities by the "Specified Persons" and to decide penal action in respect of violations of the Regulations/the Code. Mr Praveen P Kadle, Executive Director, acts as the Compliance Officer under

the said Code. During the year under review, five meetings of the Committee were held on April 2, 2004, June 24, 2004, August 9, 2004, November 1, 2004 and January 10, 2005.

The composition of the Ethics and Compliance Committee and attendance at its meetings is given hereunder :-

Composition	S A Naik Chairman	R Gopalakrishnan
Number of meetings attended	5	5

4. Apart from the above, the Board of Directors also constitutes Committee(s) of directors with specific terms of reference, as it may deem fit.

GENERAL BODY MEETINGS

➢ Location and time of General Meetings

Date	Year	Type	Venue	Time
April 26, 2005	2005-2006	Court Convened Meeting	Birla Matushri Sabhagar 19, Sir Vithaldas Thackersey Marg Mumbai – 400 020	4:00 p.m.
July 8, 2004	2003-2004	Annual General Meeting		3:30 p.m.
April 8, 2004	2004-2005	Extra Ordinary General Meeting		3:30 p.m.
July 21, 2003	2002-2003	Annual General Meeting		3:30 p.m.
July 26, 2002	2001-2002	Annual General Meeting		3:30 p.m.

All resolutions moved at the last Annual General Meeting were passed by a show of hands by the requisite majority of members attending the meeting.

A special resolution on raising the limit of investments by Foreign Institutional Investors from 24% to 35% of the paid-up Ordinary Share Capital of the Company was passed by the shareholders vide postal ballot on January 22, 2004. Whilst, the said resolution was not required to be passed by postal ballot, the Company as a matter of good corporate governance conducted a postal ballot for obtaining the shareholders' approval.

A special resolution was passed at the Extraordinary General Meeting of the Company held on April 8, 2004, for the offer, issue and allotment of securities to foreign investors, through a public issue and/or on a private placement basis, for an amount not exceeding Rs.2,250 crores, equivalent to US$ 500 million approximately.

The meetings of the Secured and Unsecured Creditors and the Ordinary Shareholders of the Company were held on April 26, 2005 to approve the arrangement embodied in the Scheme of Re-organisation and Amalgamation of Tata Finance Limited with Tata Motors Limited, pursuant to the Order of the Hon'ble High Court of Judicature at Bombay dated March 18, 2005. As per the directions of the Court, Mr Ratan N Tata presided over the said meetings. Mr N Venkatram and Mr Robert Pavrey, were appointed as Scrutineers of the aforesaid meetings. The following results of the poll were announced on April 27, 2005 in respect of the Creditors' and Shareholders' meetings:

Sr. No.	Particulars	Secured Creditors	Unsecured Creditors	Ordinary Shareholders
1.	Total number of valid voters present in person/proxy/Authorised Representative with respective percentages	15	76	267
	• Voted in favour of the Resolution	15 (100%)	76 (100%)	254 (95.13%)
	• Voted against the Resolution	Nil	Nil	13 (4.87%)
2.	Total number/value in Rupees, as the case may be, of valid votes exercised in person/proxy/ Authorised Representative with respective percentages	Rs. 28,498,750,633	Rs. 1,955,629,244	250,023,974 shares
	• In favour of the Resolution	Rs. 28,498,750,633 (100%)	Rs. 1,955,629,244 (100%)	249,362,220 shares (99.74%)
	• Against the Resolution	Nil	Nil	661,754 shares (0.26%)

The Resolutions were passed with an overwhelming majority of the members and creditors present in number and by value.

OTHER DISCLOSURES

- During the year under review, besides the transactions mentioned elsewhere in the Annual Report, there were no other related party transactions by the Company with its promoter, directors, management and subsidiaries that had a potential conflict with the interests of the Company at large.
- The Company has complied with various rules and regulations prescribed by Stock Exchanges, Securities and Exchange Board of India or any other statutory authority relating to the capital markets during the last three years. No penalties or strictures have been imposed by them on the Company.

MEANS OF COMMUNICATION

Half-yearly report sent to each household of shareholders	Yes
Newspapers wherein quarterly results are published	Indian Express and Loksatta (Marathi)
Website, where displayed	www.tatamotors.com
Whether it displays official news releases and presentations made to institutional investors or to the analysts	Yes
Whether MD&A is a part of Annual Report	Yes

GENERAL INFORMATION FOR MEMBERS

Annual General Meeting Date and Time	:	July 11, 2005 at 3:30 p.m.	
Venue	:	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020	
Dividend Payment Date	:	July 12, 2005, the Dividend warrants will be posted on or after July 12, 2005	
Date of Book Closure	:	June 27, 2005 to July 11, 2005 (both days inclusive)	
Financial Calendar	:	Financial reporting for the quarter ending June 30, 2005	Last week of July 2005
		Financial reporting for the quarter ending September 30, 2005	Last week of October 2005
		Financial reporting for the quarter ending December 31, 2005	Last week of January 2006
		Financial reporting for the quarter ending March 31, 2006	Last week of May 2006
		Annual General Meeting for the year ended March 31, 2006	Mid July 2006

Listing

The Company's securities are listed on the following Stock Exchanges:

(1) The Stock Exchange, Mumbai (BSE)	(3) Madhya Pradesh Stock Exchange Limited (MPSE)
(2) National Stock Exchange of India Limited (NSE)	(4) The Calcutta Stock Exchange Association Limited (CSE)

Notes:

1 *Pursuant to the shareholders' approval at their meeting held on July 21, 2003, the Company had applied for delisting of its Ordinary Shares from various Stock Exchanges, including those mentioned at (3) and (4) above.*

2 *During the year, the Company delisted its securities from the Madras Stock Exchange Limited.*

The Company has paid listing fees, as applicable, to the respective Stock Exchanges for the financial years 2002-03, 2003-04 and 2004-05. For the Financial Year 2005-06, the Company paid listing fees to BSE and NSE only, since a delisting application had been made to MPSE and CSE.

International Listing

The 1% Convertible Notes (due 2008) issued in July 2003 are listed on Luxembourg Stock Exchange. The Zero Coupon Convertible Notes (due 2009) and 1% Convertible Notes (due 2011) are listed on the Singapore Stock Exchange.

During the year under review, the Company's Depositary Receipt Program was listed on the New York Stock Exchange (NYSE) with effect from September 27, 2004 through the conversion of its existing International Global Depositary Shares (GDSs) into American Depositary Shares (ADSs). Consequent to the same, the said Depositary Program was delisted from the Luxembourg Stock Exchange.

Other details

The ISIN Nos. for the Company's Ordinary Shares is INE155A01014. The Stock codes of the Company's Ordinary Shares at BSE is '500570' (rolling settlement) and at NSE is 'TATAMOTORS'. The following are the relevant details of the ADR listed on NYSE:-

Type	Ticker Symbol	Description	Currency	CUSIP	SEDOL
ADR	TTM	Common Shares	INR 10	876568502	B02ZP96US

➤ **Market Information**

Market price data - monthly high/low and trading volumes during the last financial year on BSE/NSE depicting liquidity of the Company's Ordinary Shares on the said exchanges is given hereunder :-

Stock Exchange	The Stock Exchange, Mumbai				National Stock Exchange of India Ltd.			
Month	High (Rs.)	Low (Rs.)	No. of Shares traded	Turnover (Rs. in Lakhs)	High (Rs.)	Low (Rs.)	No. of Shares traded	Turnover (Rs. in Lakhs)
April 2004	524.75	472.95	30050034	150046.06	525.20	472.40	73773151	368089.77
May 2004	484.55	366.55	47812891	206745.42	484.65	366.70	115857518	500388.88
June 2004	412.55	370.70	54346145	212171.39	412.35	371.00	124551194	486272.79
July 2004	423.20	377.50	56664252	228468.87	425.10	377.75	132738330	535424.98
August 2004	435.85	372.95	54922358	223771.67	435.95	372.95	124232655	505180.21
September 2004	413.60	383.70	42430394	169867.03	413.80	383.65	94792424	378972.26
October 2004	437.35	392.60	30855464	128461.44	437.10	392.95	61648193	256806.75
November 2004	490.65	415.50	15882557	69853.90	490.00	415.80	48460808	212960.91
December 2004	512.10	478.40	19414015	96220.70	512.15	479.45	55721707	276072.19
January 2005	520.10	461.15	16775939	81967.83	520.45	461.25	46136518	224908.68
February 2005	507.60	470.10	17553980	86133.77	508.35	470.15	44636190	219003.51
March 2005	487.55	407.85	19344736	87175.05	487.40	407.90	48383910	217395.31

➤ **The performance of Company's Stock Price and Market Capitalisation vis-à-vis Sensex and Auto Index**



Index
120
100
80
60
40
20
0
200
93
150
149
113
100
50
0
136
148
183
86
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Auto Index
Tata Motors
BSE Sensex
Tata Motors Mkt Cap (RHS)

➢ **The monthly high and low of the Company's GDRs for the period April to September 2004 and ADRs for the period October 2004 to March 2005.**

(in US$)

GDRs			ADRs		
Month	**High**	**Low**	**Month**	**High**	**Low**
April 2004	9.82	8.84	October 2004	9.63	8.73
May 2004	8.99	6.81	November 2004	11.15	9.20
June 2004	7.60	6.60	December 2004	11.92	10.75
July 2004	8.36	6.70	January 2005	12.06	10.45
August 2004	8.02	6.70	February 2005	11.59	10.70
September 2004	7.49	6.70	March 2005	11.10	9.40

Source: Citibank N.A., New York as Depositary

➢ **Registrar and Transfer Agents:-**

Members are requested to correspond with the Company's Registrar & Transfer Agents - **Tata Share Registry Limited** quoting their folio no. at the following addresses :-

(i) For transfer lodgement, delivery and correspondence:-

Tata Share Registry Limited
Unit: Tata Motors Limited
Army & Navy Bldg., 148, Mahatma Gandhi Road
Fort, Mumbai – 400 001

Tel.: 5656 8484, Fax : 5656 8494
E-mail : csg-unit@tatashare.com
website : www.tatashare.com

(ii) For the convenience of Members based in the following cities, transfer documents and letters will also be accepted at the following branches/agencies of Tata Share Registry Limited:-

Branches

1 503, Barton Centre, 5th Floor
84, Mahatma Gandhi Road
Bangalore - 560 001
Tel : 080-25320321, Fax : 080-25580019
e-mail : tsrlbang@tatashare.com

2 Bungalow No.1, "E" Road
Northern Town, Bistupur
Jamshedpur – 831 001
Tel: 0657-2426616, Fax: 0657 – 2426937
Email : tsrljsr@tatashare.com

3 Tata Centre, 1st Floor,
43, Jawaharlal Nehru Road
Kolkata – 700 071
Tel : 033-22883087, Fax : 033 – 22883062
e-mail : tsrlcal@tatashare.com

4 Plot No.2/42, Sant Vihar
Ansari Road, Daryaganj
New Delhi – 110 002
Tel : 011-23271805, Fax : 011 – 23271802
e-mail : tsrldel@tatashare.com

Agent

1 Shah Consultancy Services Limited
Sumatinath Complex, 2nd Dhal, Pritam Nagar, Ellisbridge, Ahmedabad-380 006
Telefax: 079-2657 6038, Email: shahconsultancy@hotmail.com

➢ **Share Transfer System**

- Securities lodged for transfer at the Registrar's address are normally processed within 15 days from the date of lodgement, if the documents are clear in all respects. All requests for dematerialisation of securities are processed and the confirmation is given to the depositories within 15 days. Senior Executives of the Company are empowered to approve transfer of shares and debentures and other investor related matters. Grievances received from investors and other miscellaneous correspondence on change of address, mandates, etc. are processed by the Registrars within 30 days.

- Pursuant to Clause 47(c) of the Listing Agreement with the Stock Exchanges, certificates, on half-yearly basis, have been issued by a Company Secretary-in-Practice for due compliance of share transfer formalities by the Company. Pursuant to SEBI (Depositories and Participants) Regulations, 1996, certificates have also been received from a Company Secretary-in-Practice for timely dematerialisation of the shares of the Company and for conducting a secretarial audit on a quarterly basis for reconciliation of the share capital of the Company.

➢ Distribution of shareholding as on March 31, 2005

Range of Ordinary Shares	Shares held in				No. of Holders			
	Physical	% to Capital	Electronic	% to Capital	Physical	% to Holders	Electronic	% to Holders
1 – 100	2147437	4.17	3170870	1.02	57162	63.97	68762	55.63
101 - 500	5872214	11.41	9786522	3.15	26101	29.21	39881	32.27
501 – 1000	2771703	5.38	6282231	2.02	4011	4.49	8750	7.08
1001 - 5000	3542522	6.88	10346297	3.34	1974	2.21	5379	4.35
5001 – 10000	544908	1.06	2413169	0.78	81	0.09	343	0.28
Above 10000	36605099	71.10	278268779	89.69	29	0.03	484	0.39
Total	**51483883**	**100.00**	**310267868**	**100.00**	**89358**	**100.00**	**123599**	**100.00**

➢ Shareholding Pattern


As on March 31, 2005
NRIs, Foreign companies & ADRs 18.24
Nationalised & other Banks 0.45
Government & Public Financial Institutions 11.40
Individuals 12.42
Foreign Institutional Investors 21.07
Companies, Mutual Funds & Trusts 4.07
Tata Group companies 32.35
As on March 31, 2004
NRIs, Foreign companies & GDRs 15.74
Nationalised & other Banks 0.17
Government & Public Financial Institutions 10.60
Individuals 12.73
Foreign Institutional Investors 23.36
Companies, Mutual Funds & Trusts 4.05
Tata Group companies 33.35

Dematerialisation of shares

Electronic holding as on March 31, 2005 by Members comprises 85.77% (previous year–83.23%) of the paid-up Ordinary Share Capital of the Company held through the National Securities Depository Limited- 84.71% (previous year – 82.57%) and Central Depository Services (India) Limited - 1.06% (previous year–0.66%).

➢ Outstanding Securities

- **Two-way Fungibility of Depositary Receipts -** On August 23, 2002, the Company signed an agreement with Citibank N.A., New York, Depositary for Depositary Receipt holders, pursuant to which, the Company offers foreign investors the facility for conversion of Ordinary Shares into Depositary Receipts within the limits permissible for Two-way Fungibility, as announced by the Reserve Bank of India vide its circular dated February 13, 2002.

- **ADRs** – On account of the two-way fungibility of Depositary Receipts and consequent upon the listing of 2,30,81,041 ADRs on the NYSE on September 27, 2004 representing 6.4% of the paid-up Share Capital, the outstanding ADRs have increased to 3,32,47,862 (9.19%) as on March 31, 2005. Each ADR represents one underlying Ordinary Share.

- **Foreign Currency Convertible Notes**
  - 10,560–1% Convertible Notes (due 2008) of US $ 1000 each may, at the option of the Note holders, be converted into 19,44,005 ADSs/Ordinary Shares at Rs.250.745 per share at anytime upto July 1, 2008.
  - 1,00,000-Zero Coupon Convertible Notes (due 2009) of US $ 1000 each, aggregating US$ 100 million issued in April 2004 may, at the option of the Note holders, be converted into 76,51,289 Ordinary Shares/ADSs at Rs.573.106 per share at any time between June 7, 2004 and March 28, 2009.
  - 3,00,000-1% Convertible Notes (due 2011) of US $ 1000 each, aggregating US$ 300 million issued in April 2004 may, at the option of the Note holders, be converted into 168,56,740 Ordinary Shares/ADSs at Rs.780.400 per share at any time between June 7, 2004 and March 28, 2011.

- **Securities held in abeyance** – Out of the Rights Issue of Convertible and Non-Convertible Debentures (CDs and NCDs, respectively) as on March 31, 2005, 36,030 Ordinary Shares (arising out of conversion of CDs) and 14,414 Detachable Warrants on the CDs/NCDs, being the entitlement on Ordinary Shares which are the subject matter of various suits filed in the courts/forums by third parties for which final order is awaited, are held in abeyance pursuant to Section 206A of the Act.

➢ **Plant Locations:-**

Plant Location	Range of Products Produced
Pimpri and Chikhali, Pune – 410 018	Medium and Heavy Commercial Vehicles (M&HCVs), Light Commercial Vehicles (LCVs), Utility Vehicles (UVs) and Cars
Jamshedpur Town Post Office, Jamshedpur – 831 010	M&HCVs & LCVs
Chinhat Deva Road, Lucknow – 227 105	M&HCVs, LCVs & UVs
KIADB Block–2, Belur Industrial Area, Dharwad – 580 007	Project under construction/formulation

➢ **Address for Correspondence:-**

Tata Motors Limited
Bombay House
24 Homi Mody Street
Mumbai 400 001
India

CERTIFICATE

TO THE MEMBERS OF
TATA MOTORS LIMITED

We have examined the compliance of the conditions of Corporate Governance by **TATA MOTORS LIMITED** for the year ended on March 31, 2005, as stipulated in Clause 49 of the Listing Agreement of the said Company with the stock exchanges.

The compliance of the conditions of Corporate Governance is the responsibility of the Management. Our examination has been limited to a review of the procedures and implementations thereof, adopted by the Company for ensuring compliance with the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us and the representations made by the Directors and the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

As required by the Guidance Note issued by the Institute of Chartered Accountants of India, we have to state that based on the report given by the Registrars of the Company to the Investors' Grievance Committee, as on March 31, 2005, there were no investor grievance matters against the Company remaining unattended/ pending for more than 30 days.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S. B. BILLIMORIA & CO.
Chartered Accountants

N VENKATRAM
Partner

Mumbai, June 6, 2005

FUNDS FLOW - LAST FIVE YEARS

(Rupees crores)

		2004-05	2003-04	2002-03	2001-02	2000-01
Sources of Funds						
1	Funds generated from operations					
	A. Profit / (Loss) after tax	**1236.95**	810.34	300.11	(53.73)	(500.34)
	B. Depreciation	**450.16**	382.60	362.13	354.68	347.37
	C. Provision for diminution in value of investments (net)	**9.67**	48.30	26.00	–	–
	D. Net deferred tax charge /(credit)	**51.13**	386.00	190.55	(55.48)	–
	Total Profit / (Loss)	**1747.91**	1627.24	878.79	245.47	(152.97)
2	Proceeds from Warrants and Convertible Debentures converted into Ordinary Shares and premium thereon	**132.06**	578.29	0.01	415.51	–
3	Reduction in Working Capital	–	690.58	515.92	143.24	636.31
4	Increase in Borrowings (net of repayments)	**1235.65**	–	–	–	–
5	Investments sold (net of purchases and adjustment for diminution in value of investments)	**135.04**	–	–	166.01	–
		3250.66	2896.11	1394.72	970.23	483.34
Application of Funds						
1	Capital Expenditure (net)	**898.87**	262.33	248.65	207.03	186.82
2	Repayment of Borrowings (net of additional borrowings)	–	198.54	846.65	693.92	5.38
3	Investments made (net of sales)	–	1833.27	107.88	–	186.44
4	Increase in short term deposits with banks	**1343.69**	240.50	–	–	–
5	Increase in Working Capital	**160.91**	–	–	–	–
6	Dividends (including tax thereon)	**517.15**	318.25	144.30	–	–
7	Deferred Revenue Expenditure net of/and utilisation of Securities Premium Account *	**330.04**	43.22	47.24	69.28	104.70
		3250.66	2896.11	1394.72	970.23	483.34
*	Includes :					
	i) Provision of entire liability on account of premium on redemption of the outstanding Foreign Currency Convertible Notes (FCCN)	**292.07**	–	–	–	–
	ii) FCCN / Right issue expenses and premium on redemption of Debentures					

Figures for the previous years have been regrouped wherever necessary.

AUDITORS' REPORT

TO THE MEMBERS OF

TATA MOTORS LIMITED

1. We have audited the attached Balance Sheet of **TATA MOTORS LIMITED** as at March 31, 2005, and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date both annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that :

   (i) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (ii) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (iii) the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (iv) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   (v) on the basis of written representations received from the directors, as on March 31, 2005, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2005 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

   (vi) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

      (a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2005;

      (b) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

      (c) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner
Membership No. : 10296

For S. B. BILLIMORIA & CO.
Chartered Accountants

N VENKATRAM
Partner
Membership No. : 71387

Mumbai, May 17, 2005

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in paragraph 3 of our report of even date)

(i) (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets.

(b) As explained to us, physical verification of a major portion of fixed assets as at March 31, 2005 was conducted by the Management during the year. In our opinion, the frequency of physical verification is reasonable. Having regard to the size of the operations of the Company and on the basis of explanations received, in our opinion, the net differences found on physical verification were not significant.

(ii) (a) As explained to us, the stocks of finished goods (other than a significant part of the spare parts held for sale) and work in progress in the Company's custody have been physically verified by the Management as at the end of the financial year or after the year end, and in respect of stocks of stores and spares, the aforesaid spare parts held for sale, and raw materials in the Company's custody, there is a perpetual inventory system and a substantial portion of the stocks have been verified during the year. In our opinion, the frequency of verification is reasonable. In the case of materials and spare parts held for sale lying with third parties, certificates confirming stocks have been received in respect of a substantial portion of the stocks held during the year or at the year-end.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) In our opinion and according to the information and explanations given to us, the Company is maintaining proper records of inventory. The discrepancies noticed on verification between the physical stocks and the book records were not material having regard to the size of the operations of the Company.

(iii) (a) The Company has granted loans secured / unsecured to ten companies covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount involved during the year was Rs. 767.04 crores and the year-end balance of loans granted to these companies was Rs. 575.41 crores.

(b) In our opinion and according to the information and explanations given to us, the rate of interest and other terms and conditions on which loans have been granted to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 are not, *prima facie*, prejudicial to the interest of the Company.

(c) The parties have repaid the principal amounts as stipulated and have been regular in the payment of interest.

(d) There is no overdue amount of loans granted to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956.

(e) The Company had taken unsecured loans from two companies covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount involved during the year was Rs. 21.88 crores and the year-end balance of loans taken from such companies was Rs. Nil.

(f) In our opinion and according to the information and explanations given to us, the rate of interest and other terms and conditions on which loans have been taken from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 are not, *prima facie*, prejudicial to the interest of the Company.

(g) The Company is regular in repaying the principal amount and has been regular in payment of interest.

(iv) In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items purchased are of special nature and suitable alternative sources do not exist for obtaining comparable quotations, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchases of inventories and fixed assets and with regard to the sale of goods and services. During the course of our audit, we have not observed any major weakness in the internal controls.

(v) (a) To the best of our knowledge and belief and according to the information and explanations given to us, we are of the opinion that the contracts or arrangements that need to be entered into the register required to be maintained under Section 301 of the Companies Act, 1956 have been so entered.

(b) In our opinion and having regard to our comments in paragraph (iv) above, and according to the information and explanations given to us, transactions made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 have been made at prices which are reasonable having regard to prevailing market prices at the relevant time where such market prices are available.

(vi) In our opinion and according to the information and explanations given to us, the Company has not accepted deposits from the public during the period covered by our audit report. In respect of unclaimed deposits matured in earlier years that are outstanding during the year, the Company has complied with the provisions of Sections 58A, 58AA or any other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975. To the best of our knowledge and according to the information and explanations given to us, no order has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

(viii) We have broadly reviewed the books of account relating to the manufacture of motor vehicles pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209 (1)(d) of the Companies Act, 1956 and are of the opinion that *prima facie*, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the records with a view to determining whether they are accurate or complete. To the best of our knowledge and according to the information and explanations given to us, the Central Government has not prescribed maintenance of cost records under Section 209 (1)(d) of the Companies Act, 1956 for any other products of the Company.

(ix) (a) According to the information and explanations given to us, the Company is generally regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income tax, sales tax, wealth tax, service tax, customs duty, excise duty, cess and other material statutory dues applicable to it. We are informed by the Company that the Employees' State Insurance Act, 1948 is applicable only to certain locations of the Company. With regard to the contribution under the Employees' Deposit Linked Insurance Scheme, 1976 (the Scheme), we are informed that the Company has its own Life Cover Scheme, and consequently, an application has been made seeking an extension of exemption from contribution to the Scheme, which is awaited.

(b) According to the information and explanations given to us, no undisputed amounts payable in respect of income tax, sales tax, wealth tax, service tax, customs duty, excise duty and cess were in arrears, as at March 31, 2005 for a period of more than six months from the date they became payable.

(c) According to the information and explanations given to us, details of dues of income tax, sales tax, wealth tax, service tax, custom duty, excise duty and cess which have not been deposited on account of any dispute are given below :

Particulars	Financial years to which the matter pertains	Forum where dispute is pending	Amount (Rs. in crores)
Income tax	1994-95 and 1996-97	Appellate Tribunal	12.35
Sales tax	1964-65 to 1966-67, 1971-72 to 1975-76, 1979-80 to 1981-82, 1986-87 to 1988-89, 1992-93, 1995-96 to 1996-1997 and 1999-00	High Court	29.22
	1979-80, 1984-85 to 1992-93, 1994-95 to 1998-99 and 2000-01 to 2002-03	Appellate Tribunal	35.57
	1984-85, 1988-89, 1991-92 to 1995-96, 1999-00 to 2001-02	Additional Commissioner	22.19
	1999-2000 to 2002-03 and 2004-05	Joint Commissioner	1.11
	1983-84, 1994-95 to 2000-01	Deputy Commissioner	159.51
	1986-87, 1990-91 to 1991-92, 1996-97 to 2002-03	Trade Tax Officer	4.22
	1984-85 to 1986-87, 1988-89, 1990-91 to 1992-93, 1995-96, 1997-98 to 1999-00	Assistant Commissioner	0.89
Excise duty	2000-01	Supreme Court	2.14
	1986-87, 1993-94 to 1994-95, 1997-98 to 2004-05	Appellate Tribunal	93.13
	1984-85, 1994-95 to 1995-96, 1997-98, 2000-01 to 2001-02, 2003-04 to 2004-05	Commissioner	0.69

(x) The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.

(xi) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to a financial institution, bank or debenture holder.

(xii) Based on our examination of the records and the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion, the Company is not a chit fund or a *nidhi*/mutual benefit fund/society. Therefore, the provisions of clause 4 (xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xiv) In our opinion and according to the information and explanations given to us, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4 (xiv) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xv) In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantee for loans taken by others from banks or financial institutions are not prejudicial to the interest of the Company.

(xvi) In our opinion and according to the information and explanations given to us, the term loans have been applied for the purpose for which they were raised other than amounts temporarily invested pending utilisation of the funds for the intended use.

(xvii) In our opinion and according to the information and explanations given to us, and on an overall examination of the Balance Sheet of the Company, we report that no funds raised on short-term basis have been used for long-term investment.

(xviii) According to the information and explanations given to us, the Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Companies Act, 1956.

(xix) In our opinion and according to the information and explanations given to us, the Company has not issued any secured debentures during the period covered by our report. Accordingly, the provisions of clause (xix) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xx) As informed to us, during the period covered by our audit report, the Company has not raised any money by public issues.

(xxi) To the best of our knowledge and belief and according to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner
Membership No.: 10296

For S. B. BILLIMORIA & CO.
Chartered Accountants

N VENKATRAM
Partner
Membership No.: 71387

Mumbai, May 17, 2005

Balance Sheet as at March 31, 2005

(Rs. in crores)

	Schedule	Page			As at March 31, 2004
SOURCES OF FUNDS					
1. SHAREHOLDERS' FUNDS					
(a) Share Capital	1	63	**361.79**		356.83
(b) Reserves and Surplus	2	63	**3749.60**		3236.77
				4111.39	3593.60
2. LOAN FUNDS					
(a) Secured	3	64	**489.81**		942.65
(b) Unsecured	4	64	**2005.61**		317.12
				2495.42	1259.77
3. DEFERRED TAX LIABILITY (NET) [Note A(3), page 77]				**565.28**	514.15
4. TOTAL FUNDS EMPLOYED				**7172.09**	5367.52
APPLICATION OF FUNDS					
5. FIXED ASSETS	5	65			
(a) Gross Block			**6611.95**		5985.40
(b) Less - Depreciation			**3454.28**		3023.69
(c) Net Block			**3157.67**		2961.71
(d) Capital Work-in-Progress			**538.84**		286.09
				3696.51	3247.80
6. INVESTMENTS	6	66		**2912.06**	3056.77
7. CURRENT ASSETS, LOANS AND ADVANCES					
(a) Interest accrued on investments			**6.12**		0.03
(b) Inventories	7	71	**1601.36**		1147.44
(c) Sundry Debtors	8	71	**811.32**		614.99
(d) Cash and Bank Balances	9	71	**2005.04**		770.49
(e) Loans and Advances	10	72	**2722.35**		1162.75
			7146.19		3695.70
8. CURRENT LIABILITIES AND PROVISIONS					
(a) Current Liabilities	11	73	**5474.77**		4224.30
(b) Provisions	12	73	**1126.06**		430.64
			6600.83		4654.94
9. NET CURRENT ASSETS [(7) LESS (8)]				**545.36**	(959.24)
10. MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	13	73		**18.16**	22.19
11. TOTAL ASSETS (NET)				**7172.09**	5367.52
12. SIGNIFICANT ACCOUNTING POLICIES		74			
13. NOTES TO BALANCE SHEET	14	76			

As per our report attached

For **A. F. FERGUSON & CO.**
Chartered Accountants

A K MAHINDRA
Partner

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

N VENKATRAM
Partner

Mumbai, May 17, 2005

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
HELMUT PETRI
S A NAIK
Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
Executive Directors

H K SETHNA
Company Secretary

Mumbai, May 17, 2005

Profit and Loss Account for the year ended March 31, 2005

(Rs. in crores)

	Schedule	Page			2003-2004
INCOME					
1. SALE OF PRODUCTS AND OTHER INCOME	A	59		**20648.66**	15552.42
LESS : EXCISE DUTY				**3063.44**	2270.30
				17585.22	13282.12
EXPENDITURE					
2. MANUFACTURING AND OTHER EXPENSES	B	60	**15530.47**		11486.31
3. EXPENDITURE TRANSFERRED TO CAPITAL AND OTHER ACCOUNTS			**(282.43)**		(144.89)
				15248.04	11341.42
PROFIT BEFORE DEPRECIATION, INTEREST, EXCEPTIONAL ITEMS AND TAX				**2337.18**	1940.70
4. PRODUCT DEVELOPMENT EXPENDITURE				**67.12**	51.64
5. DEPRECIATION	5	65		**450.16**	382.60
6. INTEREST [Note B(4), page 83]				**154.15**	161.26
PROFIT FOR THE YEAR BEFORE EXCEPTIONAL ITEMS AND TAX				**1665.75**	1345.20
7. PROVISION FOR DIMINUTION IN VALUE OF INVESTMENTS (Net)				**(9.67)**	(48.30)
8. EMPLOYEE SEPARATION COST				**(4.18)**	(4.56)
PROFIT BEFORE TAX				**1651.90**	1292.34
9. PROVISION FOR TAX					
a) Current Tax			**(363.82)**		(96.00)
b) Deferred Tax			**(51.13)**		(386.00)
				(414.95)	(482.00)
PROFIT AFTER TAX				**1236.95**	810.34
10. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR				**365.80**	123.71
AMOUNT AVAILABLE FOR APPROPRIATION				**1602.75**	934.05
11. APPROPRIATIONS					
(a) Interim Dividend				—	139.95
(b) Tax on Interim Dividend				—	17.93
(c) Proposed Dividend				**452.19**	142.16
(d) Tax on Proposed Dividend				**63.42**	18.21
(e) Residual dividend paid for year 2003-04 (including tax)				**1.54**	—
(f) General Reserve				**500.00**	250.00
(g) Balance carried to Balance Sheet				**585.60**	365.80
				1602.75	934.05
12. EARNINGS PER SHARE [Note B (6), page 84] a) Basic Rupees				**34.38**	24.68
b) Diluted Rupees				**32.23**	22.71
13. SIGNIFICANT ACCOUNTING POLICIES		74			
14. NOTES TO PROFIT AND LOSS ACCOUNT	14 to 18	83			

As per our report attached to the balance sheet

For **A. F. FERGUSON & CO.**
Chartered Accountants

A K MAHINDRA
Partner

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

N VENKATRAM
Partner

Mumbai, May 17, 2005

For and on behalf of the Board

RATAN N TATA
Chairman

N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
HELMUT PETRI
S A NAIK
Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
Executive Directors

H K SETHNA
Company Secretary

Mumbai, May 17, 2005

Cash Flow Statement for the year ended March 31, 2005

(Rs. in crores)

			2004-2005	2003-2004
A.	**Cash flow from Operating Activities**			
	Profit after tax		1236.95	810.34
	Adjustments for :			
	Depreciation	450.16		382.60
	(Profit) / Loss on sale of assets (net)	(0.03)		8.73
	Profit on sale of investments	(47.94)		(13.82)
	Provision for diminution in value of investments (net)	9.67		48.30
	Wealth tax	0.55		0.55
	Income tax	363.82		96.00
	Deferred tax	51.13		386.00
	Interest / Dividend (net)	36.00		116.18
	Exchange differences	(6.36)		(40.95)
	Product development expenditure relating to previous year written off	—		30.06
	Employee Separation Cost	4.03		4.56
			861.03	1018.21
	Operating Profit before Working Capital changes		2097.98	1828.55
	Adjustments for :			
	Trade and other receivables	(1205.35)		(259.22)
	Inventories	(452.10)		11.85
	Trade and other payables	1216.47		1164.11
			(440.98)	916.74
	Miscellaneous expenditure (to the extent not written off or adjusted) incurred during the year		—	(26.75)
	Cash generated from operations		1657.00	2718.54
	Direct taxes refund / (paid) (net)		(407.18)	0.57
	Net Cash from Operating Activities		1249.82	2719.11
B.	**Cash Flow from Investing Activities**			
	Purchase of fixed assets		(817.47)	(288.97)
	Sale of fixed assets		3.82	15.58
	Loan to associates and others		(509.66)	—
	Purchase of investments in subsidiary companies		(124.52)	(280.04)
	Purchase of investments in associate companies		(23.34)	—
	Debenture application money in associate companies		—	(24.67)
	Sale / (Purchase) of investments in Mutual Fund (net)		491.24	(1490.95)
	(Increase) / Decrease in Investments in retained interests in securitisation transactions		59.58	(52.46)
	Purchase of investments - others		(314.63)	(35.31)
	Refund of acquisition tax		4.29	—
	Sale / redemption of investments in subsidiary companies		—	25.00
	Sale / redemption of investments - others		115.03	14.31
	Interest received		46.65	40.56
	Dividend / Income on investments received		118.15	45.08
	Increase in short term Inter-corporate deposits		(5.71)	(11.19)
	Net Cash used in Investing Activities		(956.57)	(2043.06)
C.	**Cash Flow from Financing Activities**			
	Proceeds from issue of Foreign Currency Convertible Notes (net of expenses)		1731.50	449.14
	Premium on redemption of debentures		(11.86)	(37.14)
	Proceeds from long term borrowings		98.54	447.70
	Repayment of long term borrowings		(506.25)	(712.20)
	(Decrease) / Increase in short term loans		(54.77)	2.74
	Proceeds from issue of shares		71.81	234.21
	Dividend paid (including Dividend tax)		(165.39)	(298.61)
	Interest paid [including discounting charges paid, **Rs. 141.07 crores** (2003-2004 Rs. 111.49 crores)]		(222.91)	(236.75)
	Net Cash received / (used) in Financing Activities		940.67	(150.91)
	Net Increase in Cash and cash equivalents		1233.92	525.14
	Cash and cash equivalents as on March 31, 2004		770.49*	245.35
	Cash and bank balance taken over on merger of spare parts division of Concorde Motors Ltd.		0.63	—
	Cash and cash equivalents as on March 31, 2005		2005.04*	770.49

* Includes Cash Collateral of **Rs. 75.59 crores** (as at March 31, 2004 Rs. 57.43 crores)

Previous year's figures have been restated, wherever necessary, to conform to this year's classification.

As per our report attached to the balance sheet

For **A. F. FERGUSON & CO.**
Chartered Accountants

A K MAHINDRA
Partner

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

N VENKATRAM
Partner

Mumbai, May 17, 2005

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
HELMUT PETRI
S A NAIK
Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
Executive Directors

H K SETHNA
Company Secretary

Mumbai, May 17, 2005

Schedule forming part of the profit and loss account

"A" [Item No. 1]

(Rs. in crores)

		2004-2005	2003-2004
SALE OF PRODUCTS AND OTHER INCOME			
1. **Sale of products and other income from operations**			
(a) Sale of products / Services (Schedule 15, page 86)	**20217.42**		15208.74
(b) Income from Hire purchase / Loan contracts (Notes 1, 2, 3 and 4 below)	**159.47**		139.95
(c) Miscellaneous receipts (Note 5 below)	**105.68**		103.88
(d) Exchange differences (net)	—		40.95
		20482.57	15493.52
2. **Dividend and other income**			
(i) Trade investments (long term) [Note 6 below]	**66.38**		22.96
(ii) Other investments (long term) [Note 7 below]	**6.16**		0.01
(iii) Other investments (current) [Note 8 below]	**46.65**		22.11
(iv) Profit on sale of investments (net) (trade, long term) [Note 9 below]	**46.90**		13.82
		166.09	58.90
		20648.66	15552.42

Notes :	2004-2005	2003-2004
(1) Value of Hire purchase contracts entered into during the year :		
(i) Purchased vehicles (Note 2 below)	**230.19**	325.55
(ii) Vehicles from Company's stocks	**0.59**	6.42
(2) Value of vehicles purchased and issued on Hire purchase contracts during the year	**185.66**	274.47
(3) (i) Income from Hire purchase contracts includes income on securitisation of receivables under Hire purchase contracts	—	28.34
(ii) Income from Loan contracts includes income on securitisation of Loan contracts	**13.95**	13.25
(4) Interest income from Loan contracts	**100.33**	36.97
(5) Miscellaneous receipts include :		
Profit on sale of assets [includes Capital Profits of **Rs. 2.31 crores** (2003-04 Rs. 3.53 crores)]	**2.87**	4.75
(6) Dividend and other income from investments include :		
(i) Tax deducted at source	**0.05**	—
(ii) Dividend from subsidiary companies	**19.82**	3.08
(7) Includes tax deducted at source	**0.93**	—
(8) Includes profit on sale of current investments (net)	**1.04**	—
(9) Additional consideration received in respect of Trade investment sold in 1999-2000	**16.74**	9.84

Schedule forming part of the profit and loss account

"B" [Item No. 2]

MANUFACTURING AND OTHER EXPENSES		2004-2005	2003-2004 (Rs. in crores)
1. **Purchase of products for sale etc.** [Note B(1), page 83]		**665.12**	467.98
2. **Consumption of raw materials and components** (Schedule 18, page 89)		**11264.36**	7873.41
3. **Processing charges**		**555.66**	388.59
4. **Payments to and provisions for employees :**			
(a) Salaries, wages and bonus	**763.53**		646.99
(b) Superannuation, gratuity, etc.	**102.93**		95.67
(c) Contribution to provident fund, etc.	**49.75**		41.70
(d) Workmen and staff welfare expenses [Note B(i), page 61]	**123.13**		98.13
		1039.34	882.49
5. **Expenses for manufacture, administration and selling :**			
(a) Stores, spare parts and tools consumed	**315.80**		236.73
(b) Freight, transportation, port charges, etc.	**256.65**		185.47
(c) Repairs to buildings [Note B(ii), page 61]	**24.21**		20.37
(d) Repairs to plant, machinery, etc. [Note B(iii), page 61]	**36.98**		25.62
(e) Power and fuel	**237.81**		214.52
(f) Rent	**11.95**		9.37
(g) Rates and taxes	**28.79**		22.16
(h) Provision for Wealth tax	**0.55**		0.55
(j) Insurance	**24.19**		21.44
(k) Publicity	**172.37**		123.60
(l) Incentive / Commission to dealers [Note B(iv), page 61]	**144.63**		120.57
(m) Works operation and other expenses [Note B(v), page 61]	**896.06**		751.46
		2149.99	1731.86
6. **Changes in Stock-in-trade and Work-in-progress :**			
Opening Stock	**651.93**		793.91
Add : Stock taken over on merger of spare parts division of Concorde Motors Ltd	**1.82**		—
	653.75		793.91
Less : Closing Stock	**797.75**		651.93
		(144.00)	141.98
		15530.47	11486.31

Schedule forming part of the profit and loss account

"B" [Item No. 2](contd.)

(Rs. in crores)

NOTES :	2004-2005	2003-2004
(i) Item 4 (d) : Workmen and staff welfare expenses include net provisions for other employee benefit schemes	**22.96**	13.04
(ii) Item 5 (c) : Repairs to buildings exclude amounts charged to other revenue accounts	**5.16**	5.44
(iii) Item 5 (d) : Repairs to plant, machinery, etc. exclude amounts charged to other revenue accounts	**106.74**	93.21
(iv) Item 5 (l) : Incentive / Commission to dealers include : Inventory relief [including provisions **Rs. Nil** (2003-04 Rs. 15 crores)]	**—**	27.32
(v) Item 5 (m) : Works operation and other expenses include :		
(1) Loss on assets sold / scrapped / written off	**2.84**	13.48
(2) Lease rentals in respect of plant and machinery	**10.22**	8.84
(3) Commission and Brokerage on sales	**25.10**	25.92
(4) Provisions and write off for sundry debtors / advances (net)	**12.68**	29.83
(5) Securitisation expenses for Hire purchase / Loan contracts	**6.27**	14.64
(6) Exchange Differences (net)	**29.04**	—
(7) Contribution to Electoral Trust Fund	**3.00**	—
(8) Excess debits / Short credits in respect of previous years (net)	**—**	3.02

Schedule forming part of the profit and loss account

"B" [Item No. 2](contd.)

(Rs. in crores)

		2004-2005	2003-2004
MANAGERIAL REMUNERATION :			
1. Managerial remuneration for directors (excluding provision for encashable leave and gratuity as separate actuarial valuation for whole-time directors is not available) *		**5.43**	4.38
2. The above is inclusive of :			
(a) Estimated expenditure on perquisites		**0.26**	0.30
(b) Contribution to provident / superannuation funds		**0.20**	0.16
(c) Commission to directors		**3.95**	3.05
3. Directors' sitting fees		**0.16**	0.13
4. Commission to directors :			
(a) Profit after tax as per profit and loss account		**1236.95**	810.34
(b) Add: (i) Managerial remuneration	**5.43**		4.38
(ii) Directors' sitting fees	**0.16**		0.13
(iii) Provision for taxation - current and deferred	**414.95**		482.00
(iv) Provision for diminution in value of investments (net)	**9.67**		48.30
(v) Depreciation as per books	**450.16**		382.60
		880.37	917.41
		2117.32	1727.75
(c) Less: (i) Capital profit :			
a) Sale of assets	**(2.31)**		(3.53)
b) Sale of investments	**(47.94)**		(13.82)
(ii) Depreciation as per Section 350 of the Companies Act, 1956	**(450.16)**		(382.60)
		(500.41)	(399.95)
Net Profit as per Section 349/350		**1616.91**	1327.80
(d) Commission to whole-time directors		**2.45**	2.05
(e) Commission to non-whole-time directors		**1.50**	1.00

* Excludes retirement benefits of **Rs. 0.29 crore** (2003-04 Rs. 0.37 crore) relating to former whole-time Directors.

TATA

Schedules forming part of the balance sheet

(Rs. in crores)

"1" [Item No. 1(a)]

	As at March 31, 2005	As at March 31, 2004
SHARE CAPITAL [Note (A)1, page 76]		
Authorised :		
40,00,00,000 Ordinary shares of Rs. 10 each (as at March 31, 2004 : 40,00,00,000 shares)	**400.00**	400.00
Issued and subscribed :		
36,17,51,751 Ordinary shares of Rs. 10 each (as at March 31, 2004 : 35,29,58,130 shares)	**361.75**	352.96
Less: Calls in arrears	**0.01**	0.01
	361.74	352.95
Share Forfeiture	**0.05**	0.05
Share application money (pending allotment)	**—**	3.83
	361.79	356.83

"2" [Item No. 1(b)]

RESERVES AND SURPLUS	As at March 31, 2004	Additions	Deductions	As at March 31, 2005
(a) Securities premium	**1681.34**	**127.10***	**334.55+**	**1473.89****
	1191.14	541.29*	51.09+	1681.34**
(b) Capital redemption reserve	**2.28**	**—**	**—**	**2.28**
	2.28	—	—	2.28
(c) Debenture redemption reserve	**334.15**	**—**	**—**	**334.15**
	334.15	—	—	334.15
(d) Amalgamation reserve	**0.05**	**—**	**—**	**0.05**
	0.05	—	—	0.05
(e) General reserve	**853.15**	**500.48@**	**—**	**1353.63**
	626.00	250.00	22.85#	853.15
	2870.97	**627.58**	**334.55**	**3164.00**
	2153.62	791.29	73.94	2870.97
(f) Profit and loss account				**585.60**
				365.80
				3749.60
				3236.77

* Represents premium on shares issued upon exercise of warrants [Note A 1(c), page 76] and on conversion of Foreign Currency Convertible Notes [Note A 1(d), page 76]

** Net of calls in arrears **Rs. 0.03 crore** (As at March 31, 2004 Rs. 0.03 crore)

\+ Amounts debited to Securities premium account :

(Rs. in crores)

	2004-05	2003-04
(a) Premium paid on early redemption of certain Non-Convertible Debentures	**11.86**	37.14
(b) Foreign Currency Convertible Notes (FCCN) issue expenses	**30.62**	12.42
(c) Provision for premium on redemption of FCCN [represents entire liability on account of premium on redemption of the outstanding FCCN (Note C(i), page 85)]	**292.07**	1.53
	334.55	51.09

@ Includes excess of assets over liabilities of Rs. 0.48 crore on merger of spare parts division of Concorde Motors Limited

\# Represents Deferred tax provision pertaining to period prior to April 1, 2001.

Schedules forming part of the balance sheet

"3" [Item No. 2(a)]

(Rs. in crores)

	As at March 31, 2005	As at March 31, 2004
LOANS - Secured [Note (A) 2, Page (76)]		
(a) Privately placed Non-Convertible Debentures :		
(i) 12.25% Non-Convertible Debentures (2004)	—	10.00
(ii) 14.75% Non-Convertible Debentures (2008) [Notes 2(i)(a) and 2(ii), Page 76 and 77]	**70.50**	80.50
(iii) 14.30% Non-Convertible Debentures (2008)	—	25.00
(iv) 13.50% Non-Convertible Debentures (2005) [Notes 2(i)(a) and 2(ii), Page 76 and 77]	**7.00**	12.00
(v) Floating Rate Non-Convertible Debentures (2007) *[Notes 2(i)(a) and 2(ii), Page 76 and 77]	**5.00**	35.00
(b) Loan from International Finance Corporation US$ 50 million** [Notes 2(i)(d), Page 76]	**218.75**	218.75
(c) Loans from Housing Development Finance Corporation Ltd. [Note 2(i)(c), Page 76]	**3.01**	6.36
(d) Term Loan from State Bank of India [Including **Rs. Nil** (as at March 31, 2004 Rs. 185.98 crores) in foreign currency]	—	285.98
(e) Sales Tax Deferment Loan [Note 2(i)(e), Page 77]	**110.61**	135.98
(f) From Banks - Loans and Cash Credit Accounts [Note 2(i)(f), Page 77]	**34.91**	73.48
(g) From Banks - Loans and Overdraft Accounts [Note 2(i)(g), Page 77]	**17.03**	30.60
(h) Loan from Technology Development Board [Note 2(i)(b), Page 76]	**23.00**	29.00
	489.81	942.65

* At 1 year Government Security benchmark semi-annual rate +140 basis points

** At 6 month LIBOR + 150 basis points

"4" [Item No. 2(b)]

	As at March 31, 2005	As at March 31, 2004
LOANS - Unsecured		
(i) Foreign Currency Convertible Notes [Note (C) (i), page 85]	**1796.20**	105.35
(ii) Other loans in foreign currency	**209.24**	211.48
(iii) Sales tax deferral scheme	**0.17**	0.29
	2005.61	317.12

Schedules forming part of the balance sheet

"5"[Item No. 5]
(Rs. in crores)

FIXED ASSETS	Cost as at March 31, 2004	Additions	Deductions/ Adjustments	Cost as at March 31, 2005	Depreciation for the Year 2004-2005 ##	Accumulated Depreciation up to March 31, 2005 ##	Net Book Value as at March 31, 2005
(a) Land	**0.40**	—	—	**0.40**	—	—	**0.40**
	8.36	—	7.96	0.40	—	—	0.40
(b) Buildings, etc *	**704.29**	**21.50**	**1.98**	**723.81**	**28.75**	**215.61**	**508.20**
	697.22	8.17	1.10	704.29	19.12	187.94	516.35
(c) Leasehold Land	**38.74**	—	—	**38.74**	**0.38**	**3.65**	**35.09**
	38.74	—	—	38.74	0.38	3.27	35.47
(d) Railway Sidings	**0.13**	—	—	**0.13**	—	**0.13**	—
	0.13	—	—	0.13	—	0.13	—
(e) Plant, Machinery, Equipment *	**4836.19**	**505.13**	**15.74**	**5325.58**	**380.57**	**3011.53**	**2314.05** #
	4742.87	173.44	80.12	4836.19	328.69	2645.48	2190.71
(f) Water System and Sanitation *	**41.74**	**1.06**	**0.24**	**42.56**	**1.74**	**19.56**	**23.00**
	39.55	2.21	0.02	41.74	1.68	18.01	23.73
(g) Furniture, Fixtures and Office Appliances	**41.92**	**3.17**	**0.75**	**44.34**	**2.39**	**24.20**	**20.14** #
	43.10	1.53	2.71	41.92	1.82	22.66	19.26
(h) Technical Know-how	**34.51**	—	—	**34.51**	**0.45**	**34.51**	—
	34.51	—	—	34.51	0.49	34.06	0.45
(j) Vehicles and Transport	**70.22**	**13.11**	**4.44**	**78.89**	**8.39**	**50.03**	**28.86** #
	66.89	7.35	4.02	70.22	8.55	44.57	25.65
(k) Plant taken on lease %	**188.73**	—	—	**188.73**	**15.35**	**72.93**	**115.80**
	188.73	—	—	188.73	14.50	57.58	131.15
(l) Software	—	**58.08**	—	**58.08**	**1.65**	**1.65**	**56.43**
	—	—	—	—	—	—	—
(m) Product Development Cost	**28.53**	**47.65**	—	**76.18**	**10.49**	**20.48**	**55.70**
	28.89	—	0.36	28.53	7.37	9.99	18.54
GRAND TOTAL	**5985.40**	**649.70** **	**23.15**	**6611.95**	**450.16** $	**3454.28** +	**3157.67**
	5888.99	192.70 **	96.29	5985.40	382.60 $	3023.69 +	2961.71
(n) Capital Work-in-Progress @							**538.84**
							286.09
							3696.51
							3247.80

Notes :

* (i) Buildings include **Rs. 11,950** (as at March 31, 2004 Rs. 11,950) being value of investments in shares of Co-operative Housing Societies.

(ii) Buildings, Water system and Sanitation and Plant and Machinery include Gross block **Rs 4.76 crores, Rs.1.50 crores, Rs. 3.55 crores** and Net block **Rs. 0.31 crore, Rs. 0.08 crore** and **Rs. 0.73 crore** respectively in respect of expenditure incurred on capital assets, ownership of which does not vest in the Company.

** Additions include exchange differences and net premiums on forward exchange contracts of **Rs. Nil** (as at March 31, 2004 Rs.14.81 crores)

\+ (i) After adjustment of Cumulative Depreciation of **Rs. 19.73 crores** (as at March 31, 2004 Rs. 71.98 crores) on Assets transferred / sold / discarded during the year.

(ii) Includes balance of Rs. 0.16 crore taken over on merger of spare parts division of Concorde Motors Ltd

@ (i) Capital Work-in-Progress includes Product Development Cost **Rs. 86.91 crores** (as at March 31, 2004 Rs 81.06 crores) and Technical Know-how fees for Product development projects **Rs. 84.47 crores** (as at March 31, 2004 Rs. 25.42 crores).

(ii) Capital Work-in-Progress includes advances for capital expenditure of **Rs. 58.92 crores** (as at March 31, 2004 Rs. 42.60 crores)

\# Includes Plant, Machinery and equipment, Furniture, Fixtures and Office Appliances and Vehicles and Transport having Gross block **Rs. 45.20 crores, Rs. 0.02 crore, Rs. 0.09 crore** (as at March 31, 2004 Rs. 45.20 crores, Rs. 0.02 crore, Rs. 0.09 crore) and Net block of **Rs. 0.96 crore, Rs. Nil and Rs. Nil** (as at March 31, 2004 Rs. 22.44 crore, Rs. Nil, Rs. Nil) respectively held for disposal.

\## Depreciation includes amortisation, diminution in value of assets and write down of assets.

$ Includes loss of **Rs. 19.54 crores** (2003-04 Rs. Nil) on assets held for disposal and **Rs. 7.06 crores** (2003-04 Rs. Nil) on assets written down.

% The assets are under renewable secondary lease.

Schedule forming part of the balance sheet

"6" [Item No. 6]

INVESTMENTS

(Rs. in crores)

Number	Face Value per unit	Description	As at March 31, 2005		As at March 31, 2004	
		I. Long Term Investments (at Cost)				
		(A) Trade Investments				
		(1) Fully paid Ordinary/Equity shares (Quoted)				
—	—	Jayabharat Credit Ltd (2,76,000 Shares sold during the year)	—		0.33	
4,93,970	10	Automobile Corporation of Goa Ltd	**0.88**		0.88	
2,58,06,729	10	*The Tata Iron and Steel Company Ltd* (86,02,243 Bonus Shares received during the year)	**216.23**		216.23	
1,84,94,389	10	Tata Finance Ltd	**59.93**		59.93	
—	—	Sriram Investments Ltd (5,62,477 Shares sold during the year)	—		0.25	
70,249	10	Tata Chemicals Ltd	**0.24**		0.24	
				277.28		277.86
		(2) Investments in Subsidiary Companies				
		(a) Fully Paid Ordinary / Equity Shares (Unquoted)				
75,00,000	100	Sheba Properties Ltd	**75.00**		75.00	
1,01,00,200	10	Tata Technologies Ltd	**22.10**		22.10	
66,265	100	Telco Dadajee Dhackjee Ltd (57,845 Shares acquired during the year)	**45.27**		5.81	
7,97,50,000	10	Telco Construction Equipment Company Ltd	**159.50**		159.50	
53,220	10	Concorde Motors (India) Limited [Note 6, page 69]	**29.63**		29.63	
6,50,00,000	10	TAL Manufacturing Solutions Ltd [Note 8, page 69]	**150.00**		75.00	
4,00,00,000	10	HV Transmissions Ltd	**80.00**		80.00	
4,50,00,000	10	HV Axles Ltd	**90.00**		90.00	
5,00,000	10	Concorde Motors Ltd (1,24,18,500 Shares acquired during the year) [Note 7, page 69]	**17.31**		20.00	
5,000	100	Suryodaya Capital and Finance (Bombay) Ltd (5,000 Shares acquired during the year)	**0.82**		—	
30,16,060	(KRW) 5000	Tata Daewoo Commercial Vehicle Co. Ltd (Korea)	**248.75**		253.04	
			918.38		810.08	
		(b) Fully paid Cumulative Redeemable Preference Shares (Unquoted)				
11,93,150	100	7% Concorde Motors (India) Limited (11,93,150 Preference shares alloted in the ratio of 1 Preference share per 10 equity shares of Concorde Motors Ltd) [Note 7, page 69]	**11.93**		—	
				930.31		810.08
		(3) Fully Paid Ordinary / Equity Shares (Unquoted) in Others				
50,59,203	1(S$)	Tata Precision Industries Pte. Ltd (Singapore)	**3.11**		3.11	
25,000	1000	Tata International Ltd	**3.85**		3.85	
1,383	1000	Tata Services Ltd	**0.14**		0.14	
350	900	The Associated Building Company Ltd	**0.01**		0.01	
64,15,780	100	Tata Industries Ltd (13,70,869 Shares acquired consequent to the merger of Tata Televentures Holdings with Tata Industries during the year)	**77.94**		55.54	
15,000	100	Tata Projects Ltd	**0.18**		0.18	
16,000	(TK)1000	NITA Co Ltd (Bangladesh)	**1.27**		1.27	
33,600	100	Kulkarni Engineering Associates Ltd	**0.67**		0.67	
9,00,00,000	10	Tata Cummins Ltd	**90.00**		90.00	
12,375	1000	Tata Sons Ltd	**68.75**		68.75	
22,50,000	10	Tata Holset Ltd	**2.25**		2.25	
—	—	Tata Televentures Holding Ltd (Tata Televentures Holdings merged into Tata Industries during the year)	—		22.40	
20,00,200	10	Tata Teleservices Ltd	**2.00**		2.00	
8,38,67,086	10	Tata AutoComp Systems Ltd (24,66,679 convertible bonds acquired and converted into 98,66,716 equity shares during the year)	**98.67**		74.00	
2,25,00,001	10	Haldia Petrochemicals Ltd (6,75,00,000 Shares sold during the year)	**22.50**		90.00	
28,263	(Euro) 31.28	Hispano Carrocera, S. A (Note 9, page 69) (28,263 Shares acquired during the year)	**2.34**		—	
				373.68		414.17
		(4) Fully paid Cumulative Convertible Preference Shares (Unquoted) in Others				
1,00,000	1000	6% Tata Sons Ltd (1,00,000 Preference Shares acquired during the year)		**10.00**		—
2,10,00,000	10	7% Tata AutoComp Systems Ltd (2,10,00,000 Preference Shares acquired during the year)		**21.00**		—
		Carried forward		**1612.27**		1502.11

Schedule forming part of the balance sheet

"6" [Item No. 6] (contd.)

(Rs. in crores)

INVESTMENTS (contd.)

Number	Face Value per unit	Description	As at March 31, 2005	As at March 31, 2005	As at March 31, 2004	As at March 31, 2004
		I. Long Term Investments (at Cost) (contd.)				
		brought forward		**1612.27**		1502.11
		(5) **Fully paid Cumulative Redeemable Preference Shares (Unquoted) in others**				
6,00,000	100	11.00% Automobile Corporation of Goa Ltd	**6.00**		6.00	
50,00,000	10	7.50% Rallis India Ltd	**5.00**		5.00	
1,50,00,000	100	0.01% Tata Finance Limited	**150.00**		—	
		(1,50,00,000 Preference shares acquired during the year)				
				161.00		11.00
		(B) **Other Investments**				
		(1) **Fully paid Equity Shares (Quoted)**				
—	—	ICICI Bank Ltd		—		0.04
		(12,495 Shares sold during the year)				
		(2) **Fully paid Equity Shares (Unquoted)**				
50,000	10	NICCO Jubilee Park Ltd		**0.05**		0.05
		(3) **Fully paid Corporate Bonds (Quoted)**				
		(All acquired during the year)				
10	1,00,00,000	6.25% EXIM 2007	**9.79**		—	
10	1,00,00,000	6.50% EXIM 2007	**9.87**		—	
5	1,00,00,000	8.30% EXIM 2007	**5.17**		—	
100	10,00,000	8.60% HDFC Limited 2007	**10.42**		—	
700	5,00,000	8.70% Indogulf Fertilisers Limited 2007	**36.57**		—	
25	20,00,000	10.25% Indian Oil Corporation 2006	**5.32**		—	
500	1,00,000	5.00% Tax free National Housing Bank 2005	**5.02**		—	
25	1,00,00,000	6.60% Panatone Fininvest Ltd 2008	**24.62**		—	
36,07,493	100	6.75% Tax free Unit Trust of India 2008	**37.85**		—	
10	1,00,00,000	7.10% Tata Sons 2007	**10.00**		—	
				154.63		—
		(4) **Units (Unquoted)**				
—	—	VECAUS - II Venture Capital Units of UTI		—		0.01
		(730 Units sold during the year)				
				1927.95		1513.21
		Less : Provision for Diminution in value of Long Term Investments		**85.34**		75.67
		Total - Long Term Investments		**1842.61**		1437.54
		II Current Investments (at Cost or Market value whichever is lower)				
		(A) **Investments in Mutual Fund (Unquoted)**				
		(a) **Floater Dividend (including dividend reinvested)**				
—	—	DSP Merrill Lynch Floating Rate Fund - Growth	—		45.00	
1,47,15,543	10	Deutsche Floating Rate Fund Regular Plan - Weekly Dividend	**15.08**		—	
—	—	Grindlays Floating Rate Fund Institutional Plan Growth	—		25.00	
—	—	Grindlays Floating Rate -Institutional Plan B Growth	—		25.00	
52,14,499	10	HDFC Floating Rate Income Fund - Short Term Plan Growth	**5.23**		58.59	
2,56,33,120	10	HSBC Floating Rate Fund - Long Term Plan Institutional Option	**25.74**		—	
2,01,56,600	10	HSBC Floating Rate - Long Term Plan Institutional Option	**20.20**		—	
1,51,73,705	10	ING Vysya Floating Rate Fund - Quarterly Dividend	**15.18**		—	
—	—	J M Floater (Short-Term) Plan Growth Option	—		15.00	
3,55,06,567	10	J M Floater (Long-Term) Premium Dividend	**35.53**		—	
1,81,92,227	10	Kotak Flexidebt	**18.26**		—	
—	—	Kotak Floater - Growth	—		25.00	
1,02,49,896	10	Kotak Floater Long Term	**10.28**		—	
1,02,20,398	10	Principal Floating Rate Fund - FMP-Institutional Option	**10.22**		—	
—	—	Prudential ICICI Floating Rate Plan - Growth	—		45.00	
—	—	Tata Floating Rate Fund Short Term Growth	—		20.01	
—	—	Templeton Floating Rate Income Fund Short Term Plan	—		50.00	
		Investments in Mutual Fund (Unquoted) carried forward	**155.72**		308.60	
		Total - Long Term Investments carried forward		**1842.61**		1437.54

Schedule forming part of the balance sheet

"6" [Item No. 6] (contd.)
INVESTMENTS (contd.)

(Rs. in crores)

Number	Face Value per unit	Description	As at March 31, 2005		As at March 31, 2004	
		Total - Long Term Investments brought forward		**1842.61**		1437.54
		II Current Investments (at Cost or Market value whichever is lower) (contd.)				
		(A) **Investments in Mutual Fund (Unquoted)** (contd.) brought forward	**155.72**		308.60	
		(b) **Growth Fund - Liquid**				
—	—	Birla Cash Plus Institutional Plan Growth	—		60.00	
—	—	Deutsche Insta Cash Plus Fund Growth	—		60.00	
—	—	DSP ML Liquidity Fund Growth	—		20.00	
—	—	DSP ML Liquid Fund Growth Option	—		40.00	
—	—	Grindlays Cash Fund Plan B Institutional Plan - Growth	—		60.00	
—	—	HDFC Cash Management Savings Plan - Growth	—		25.00	
—	—	HDFC Liquid Fund Premium Plus Plan - Growth	—		49.00	
—	—	HSBC Cash Fund - Institutional Growth	—		53.00	
—	—	IL&FS Liquid Account - Institutional Plan Growth	—		29.00	
—	—	ING Vysya Liquid Fund Growth Option	—		40.00	
—	—	KMMF Liquid Institutional Premium Growth	—		60.00	
—	—	L I C Mutual Fund	—		25.00	
—	—	Prudential ICICI Liquid Fund Institutional Plan Growth	—		40.00	
—	—	Prudential ICICI Liquid Plan Institutional Plus Growth Option	—		20.00	
—	—	Sundaram Money Fund - Appreciation	—		15.19	
—	—	Tata Liquid Super High Investment Fund - Appreciation	—		59.00	
—	—	Templeton India Treasury Management Account - Growth	—		44.02	
—	—	UTI Liquid Cash Plan Institutional - Growth Option	—		50.00	
		(c) **Liquid Dividend Plan (including dividend reinvested)**				
—	—	Birla Cash Plus	—		9.13	
2,42,12,759	10	DSP Liqidity Fund - Weekly Dividend	**30.05**		—	
3,76,20,857	10	HDFC Cash Management Savings Plan - Weekly Dividend Reinvestment	**40.00**		35.73	
5,50,68,033	10	HDFC Cash Management Savings Plus Plan - Dividend	**55.15**		—	
—	—	HSBC Cash Fund Institutional Weekly Dividend	—		1.46	
1,91,522	10	HSBC Cash Fund Institutional Plus - Weekly Dividend	**0.19**		—	
3,79,62,015	10	JM High Liquidity Super Institutional	**38.03**		—	
99,86,502	10	Kotak Liquid IP	**10.02**		—	
5,53,44,806	10	Principal Cash Management Fund - Institutional Premium Plan	**55.37**		—	
3,50,20,210	10	SBI Magnum Institutional Income - Savings - Dividend	**35.13**		—	
5,76,915	1,000	Tata Liquid Super High Investment Fund - Weekly Dividend	**65.01**		—	
—	—	Tata Liquid Fund Daily Dividend	—		0.80	
—	—	Templeton India Treasury Management Account - Weekly Dividend Reinvestment	—		15.30	
1,47,972	1,000	UTI Liquid Cash Plan Institutional - Weekly Income Option	**15.01**		—	
		(d) **Short Term Plan (including dividend reinvested)**				
72,00,923	10	Birla Bond Plus Institutional Plan - Dividend Reinvestment	**7.53**		—	
1,48,44,485	10	Deutsche Short Maturity Fund - Weekly Dividend Plan	**15.08**		40.85	
—	—	DSP Merill Lynch Short Term Fund Weekly Dividend	—		10.30	
—	—	JM Short Term IP- Fortnightly Dividend Reinvestment	—		48.75	
74,73,348	10	Principal income Fund Short Term Institutional Plan - Dividend Reinvestment monthly	**7.52**		—	
1,19,52,382	10	Prudential ICICI Institutional Short Term Plan	**15.00**		—	
		(e) **Monthly Income Plan**				
—	—	Birla MIP Monthly Dividend - Dividend Reinvestment	—		40.14	
—	—	DSP ML Saving plus Monthly Dividend	—		35.08	
—	—	HDFC Monthly MIP Short Term -Monthly Dividend	—		45.02	
—	—	HSBC MIP Regular Plan Monthly Dividend	—		20.11	
—	—	Tata MIP Plus Fund	—		15.00	
—	—	Templeton Floating Rate Income Fund Short Term Plan	—		35.47	
—	—	Templeton MIP Monthly Dividend Reinvestments	—		10.00	
2,00,00,000	10	HDFC Multiple Yield Fund - Growth	**20.00**		—	
		Investments in Mutual Fund (Unquoted) carried forward	**564.81**		1420.95	
		Total - Long Term Investments carried forward		**1842.61**		1437.54

Schedule forming part of the balance sheet

"6" [Item No. 6] (contd.)

(Rs. in crores)

INVESTMENTS (contd.)

Number	Face Value per unit	Description	As at March 31, 2005		As at March 31, 2004	
		Total - Long Term Investments brought forward		**1842.61**		1437.54
		II. Current Investments (at Cost or Market value whichever is lower) (contd.)				
		(A) **Investments in Mutual Fund (Unquoted)** (contd.)				
		brought forward	**564.81**		1420.95	
		(f) **Fixed Maturity Plan**				
1,50,00,000	10	Birla Fixed Maturity Plan Yearly Growth 14 Plan B	**15.00**		15.00	
2,50,00,000	10	Birla Fixed Term Plan Series A - Growth	**25.00**		—	
2,50,00,000	10	Grindlays Fixed Maturity Annual Plan Growth	**25.00**		20.00	
1,91,92,132	10	Grindlays Fixed Maturity Annual Plan 2	**19.19**		5.00	
1,00,00,000	10	Grindlays Fixed Maturity 7th Plan B - Growth	**10.00**		—	
1,50,00,000	10	HDFC Fixed Investment Plan - March 2004 (I) - Growth	**15.00**		15.00	
3,30,00,000	10	HDFC Fixed Investment Plan July 2004 (2) - Growth	**33.00**		—	
1,00,00,000	10	ING Vysya Fixed Maturity Fund Series -II - Growth Option	**10.00**		—	
3,02,62,963	10	JM Fixed Maturity Plan QSA5	**30.26**		—	
1,50,00,000	10	Principal Deposit Fund (FMP-6) 371days - March 2004 Growth	**15.00**		15.00	
1,00,82,617	10	Principal Deposit Fund(FMP-3) 91days	**10.08**		—	
2,52,70,382	10	Pru ICICI FMP Quarterly Series XXV	**25.30**		—	
1,51,06,200	10	SBI Magnum Debt Fund Series 60 days (FEB 05 Series) Dividend Option	**15.11**		—	
2,00,00,000	10	SBI Magnum Debt Fund Series 15 mths (Jan' 05) Growth Option	**20.00**		—	
1,30,00,000	10	Tata Fixed Horizon Fund Yearly - Growth	**13.00**		—	
5,00,00,000	10	Tata Fixed Horizon Fund Yearly Growth Sept ' 04	**50.00**		—	
1,50,00,000	10	Tata Fixed Horizon Series 1-Plan A (371 Days) - Growth	**15.00**		—	
1,50,00,000	10	Tata Fixed Horizon Yearly Growth (Jan ' 05)	**15.00**		—	
1,00,00,000	10	Tata Fixed Horizon Fund Yearly Growth (Nov ' 04)	**10.00**		—	
1,00,00,000	10	UTI FMP-QFMP	**10.00**		—	
2,50,00,000	10	UTI FMP-YFMP - Growth Plan	**25.00**		—	
		(g) **Income Plan**				
3,00,00,000	10	JM Equity and Derivative Fund Growth	**30.00**		—	
		Total - Current Investments		**1000.75**		1490.95
		III. Retained interest in securitisation transactions (Unquoted) (long term)		**68.70**		128.28
		Total - Investments		**2912.06**		3056.77

NOTES :

		As at March 31, 2005	As at March 31, 2004
(1)	Face Value per unit in Rupees unless stated otherwise		
(2)	Book Value of quoted investments	**431.91**	277.90
(3)	Book Value of unquoted investments	**2480.15**	2778.87
(4)	Market Value of quoted investments	**1260.85**	732.76

(5) The Company has, given an undertaking to Citibank NA, for non-disposal of its shareholding in Tata Precision Industries Pte Ltd (TPI), Singapore against loans and other facilities extended by the Bank to TPI and Tata Engineering Services Pte Ltd (TES), Singapore, a wholly owned subsidiary of TPI, aggregating Singapore $ 3 million and Singapore $ 10.85 million respectively.

(6) During the year Minicar (India) Limited was renamed as Concorde Motors (India) Limited (CMIL) with effect from June 16, 2004.

(7) i) In terms of the Scheme approved by The High Courts of Judicature at New Delhi and Mumbai, the Sales and Service division of Concorde Motors Ltd (CML) has been transferred to CMIL and in consideration of such divestment of net assets, CMIL has issued 24,35,000 Preference Shares of Face Value Rs.100 each at par to the shareholders of CML. The Company has received 11,93,150 Preference Shares issued by CMIL and accordingly the cost of investments in CML has been adjusted.

ii) The Company has made a further investment of Rs. 9.24 crores on October 21, 2004 in CML by way of purchase of shares . Consequently, CML has now become 100% subsidiary of the Company.

iii) CML has effected reduction of it's Equity Share Capital as per the scheme approved by The High Court of Judicature at Mumbai. Consequent to such reduction of Share Capital, the Company holds 5,00,000 shares of face value of Rs. 10 each in CML in place of 2,43,50,000 shares of Rs. 10 each.

(8) The Company has an investment of Rs. 150 crores (as at March 31, 2004, Rs. 75 crores) in TAL Manufacturing Solutions Ltd (TAL). During the year, TAL has effected reduction of it's Equity Share Capital as per the Scheme approved by The High Court of Judicature at Mumbai. Consequent to such reduction of Share Capital, the Company holds 6,50,00,000 shares of face value of Rs. 10 each in TAL in place of 15,00,00,000 shares of Rs. 10 each. TAL is dependent on the continued financial support of the Company.

(9) The Company acquired 21% shares in Hispano Carrocera, S. A. on March 16, 2005. As per the terms of agreement, the Company has given an unsecured loan of Euro 7 million (Rs.39.66 crores) and the Company has an Option to acquire the remaining 79% of the shares through one or more transfers, as per terms and conditions duly agreed upon at a price not exceeding Euro 2 million.

(10) Trade Investments also include :

Number	Face Value Per Unit Rupees		Description	Rupees (2005)	Rupees (2004)
5,000	10	(a)	Metal Scrap Trade Corporation Ltd	**25,000**	25,000
50	5	(b)	Jamshedpur Co-operative Stores Ltd	**250**	250
16,56,517	1(M$)	(c)	Tatab Industries Sdn. Bhd. Malaysia	**1**	1

Schedule forming part of the balance sheet

INVESTMENTS (at cost) (contd.) **"6" [Item No. 6]** (contd.)

(11) Current Investments acquired during the year :

(Rs. in crores)

Name	No. of Units	Face Value	Purchase Cost
Birla Cash Plus IP - Daily Dividend Reinvestment	1,02,459	0.10	0.11
Birla Cash Plus IP Premium - Daily Dividend Reinvestment	6,04,41,732	60.44	60.46
Birla Cash Plus IP Premium - Weekly Dividend Reinvestment	37,08,72,890	370.87	371.70
Birla FMP Quarterly Series - Plan A - Dividend Payout	3,33,20,318	33.32	33.32
Birla FMP Quarterly Series 1 - Dividend	2,99,87,705	29.99	30.00
Birla FMP Quarterly Series 2 - Dividend	2,49,91,253	24.99	25.00
Birla FMP Quarterly Series 2 - Growth	2,46,94,980	24.69	25.33
Birla FMP Quarterly Series 3 - Dividend	2,52,46,718	25.25	25.25
Birla FRF ST Plan Dividend	1,16,10,688	11.61	12.01
Birla MIP Plan A - Monthly Dividend	1,04,66,889	10.47	11.72
Chola Liquid Inst Dividend Reinvestment - Daily	1,49,82,950	14.98	15.00
Chola Liquid Inst Plus - Weekly Dividend	12,76,94,145	127.69	147.19
Deustche Insta Cash Plus Fund - Growth	4,48,29,201	44.83	45.00
Deustche Insta Cash Plus Fund - Weekly Dividend Plan	35,89,43,954	358.94	360.45
Deutsche Floating Rate Fund Regular Plan Weekly Dividend	5,91,45,204	59.15	60.50
Deutsche Insta Cash Plus Fund IP - Daily Dividend	2,49,84,759	24.98	25.00
Deutsche Short Muturity Fund - Weekly Dividend	1,54,80,640	15.48	15.80
DSP Merill Lynch STP - Weekly Dividend	3,28,57,759	32.86	33.06
DSP Merill Lynch Bond Fund - Institutional Plan - Dividend	40,42,691	4.04	4.00
DSP Merill Lynch Fund - Floating Rate Fund - Growth	1,46,75,937	14.68	16.00
DSP Merill Lynch Liquidity Fund Weekly - Dividend	23,38,69,355	233.87	290.20
DSP Merill Lynch Savings Plus Moderate Monthly - Dividend	1,47,42,137	14.74	15.48
DSP Merill Lynch Short Term Fund Weekly Dividend	72,676	0.07	0.07
DSP ML Floating Rate Fund D 80 104809/47	14,16,50,853	141.65	141.89
Franklin Floating Rate Fund - Weekly Dividend	6,06,11,646	60.61	60.64
FT India Monthly Income Plan A	2,22,29,528	22.23	24.88
GCCW Grindlays Cash Fund - Super IP C - Weekly Dividend	48,85,84,824	488.58	488.81
Grindlays CF Super IP C Daily Dividend	2,50,02,867	25.00	25.00
Grindlays Floating Rate Fund Long Term Plan-Inst Plan B - Quarterly Dividend	2,53,26,595	25.33	25.33
Grindlays FRF - Plan C Super IP - Weekly Dividend	18,92,74,273	189.27	189.33
HDFC Cash Management Fund Savings Plan - Weekly Dividend	7,08,22,914	70.82	75.29
HDFC Cash Management Fund Savings Plan - Daily Dividend Reinvestment	3,29,09,671	32.91	35.00
HDFC Cash Management Fund Savings Plus Plan - Weekly Dividend	15,06,58,696	150.66	150.86
HDFC Floating Rate Fund - STP - Weekly Dividend	14,86,87,970	148.69	143.85
HDFC Floating Rate Income Fund - Long Term Plan - Dividend	2,57,67,976	25.77	25.87
HDFC Liquid Fund - Premium Plus Plan - Dividend Reinvestment	22,37,62,495	223.76	268.92
HDFC Short Term Monthly Dividend	10,23,779	1.02	1.04
HSBC Cash Fund Institutional Plus - Weekly Dividend	35,12,00,590	351.20	351.44
HSBC Cash Fund IP - Weekly Dividend	4,32,96,554	43.30	45.22
HSBC Cash Plus Institutional Plus Monthly Dividend	1,49,54,687	14.95	15.00
HSBC Floating Rate Fund - Short Term - Institutional Option - Monthly Dividend	1,99,79,964	19.98	20.05
HSBC Floating Rate Fund - Short Term - Institutional Option - Weekly Dividend	2,00,94,694	20.09	20.09
HSBC MIP Regular Plan - Monthly Dividend	1,37,906	0.14	0.14
IL&FS Liquid Account - IP - Dividend Option	4,02,17,217	40.22	40.22
ING Vyasya STP - Dividend Option	1,59,63,274	15.96	17.21
ING Vysya Liquid Fund - Weekly Dividend Option	5,12,62,258	51.26	55.21
ING Vysya Liquid Fund Institutional Weekly Dividend Option	26,23,59,537	262.36	263.13
ING Vysya Select Debt Fund Quarterly Dividend	39,80,931	3.98	4.00
J M High liquidity Fund - Annual Dividend	2,49,23,568	24.92	30.00
JM FRF - STP - J73 Dividend Option	1,51,78,280	15.18	15.25
JM Fixed Maturity Plan - QSA3 - Dividend Option	4,80,00,000	48.00	48.00
JM Fixed Maturity Plan - QSA4 - Dividend Option	1,50,00,000	15.00	15.00
JM Fixed Maturity Plan - QSC4 - Dividend Option	1,50,00,000	15.00	15.00
JM Fixed Maturity Plan - QSG4 - Dividend Option	2,00,00,000	20.00	20.00
JM Fixed Maturity Plan - QSG4 - Growth Option	2,00,00,000	20.00	20.17
JM J56 High Liquidity Fund - IP - Dividend Option	4,99,89,512	49.99	50.10
JM J93 High Liquidity Fund - Super IP - Weekly Dividend	23,46,19,489	234.62	234.95
JM Short Term - Institutional Plan Dividend	4,29,246	0.43	0.43
Kotak Floater - Monthly Dividend	5,57,99,630	55.80	45.63
Kotak Bond - Monthly Dividend Plan	3,00,92,984	30.09	30.25
Kotak Floater Long Term Weekly Dividend Reinvestment	1,00,22,113	10.02	10.02
Kotak Floater Weekly Dividend	5,52,37,959	55.24	55.35
Kotak FMP - series 8 Growth Option	2,00,00,000	20.00	20.00
Kotak Liquid Institutional - Weekly Dividend	29,93,564	2.99	3.00
Kotak Liquid Institutional Premium - Weekly Dividend	53,19,66,371	531.97	533.54
LIC Liquid Fund - Dividend Plan	36,96,66,237	369.67	400.22
LIC Liquid Fund - Growth	1,75,68,672	17.57	20.00
LIC Liquid Growth	3,46,74,365	34.67	40.00
Principal Cash Management Fund - Daily Dividend	11,70,24,637	117.02	117.03
Principal Cash Management Fund - Weekly Reinvestment	15,97,98,646	159.80	159.87
Principal CMF IPP Weekly Dividend	34,90,51,892	349.05	349.16
Principal Deposit Fund - FMP - Aug 04	90,87,207	9.09	9.09
Principal Deposit Fund (FMP-3) 91 Days Dividend Reinvestment	1,00,95,200	10.10	10.10
Principal Floating Rate Fund - SMP - Regular Option - Dividend	3,02,72,305	30.27	30.30
Principal Floating Rate Fund - SMP - Institutional Option - Dividend Reinvestment Daily	1,50,14,416	15.01	15.02
Principal Floating Rate Fund - SMP - Institutional Option - Dividend Reinvestment Weekly	4,52,91,379	45.29	45.31
Principal Income Fund - Dividend Reinvestment - Monthly	4,36,99,292	43.70	36.45
Principal Monthly Income Plan - Dividend Reinvestment	5,04,99,322	50.50	55.25
Prudential ICICI Floating Rate Dividend	10,95,17,553	109.52	110.11
Prudential ICICI Floating Rate Plan C - Weekly Dividend	8,01,22,060	80.12	80.25
Prudential ICICI FMP - Quarterly Series 26	1,99,88,007	19.99	20.00
Prudential ICICI Liquid Institutional Plus - Weekly Dividend	37,23,38,810	372.34	441.52
SBI Floating Rate Short Term Plan - Monthly Dividend	4,51,98,207	45.20	45.29
SBI Magnum Debt Fund Series - 60 days (Dec 04) Dividend Option	1,51,06,200	15.11	15.11
SBI Magnum Income Fund Floating Rate Short Term Plan - Weekly Dividend	3,45,19,407	34.52	35.11
SBI Magnum Institutional Income - Savings -Dividend	11,13,14,577	111.31	115.29
SBI MF Savings Plan - Daily Dividend	7,97,52,860	79.75	80.01
SBI Savings Plan - Liquid Dividend	3,50,13,581	35.01	35.07
Sundaram Floating Rate Fund - STP Weekly Dividend	1,98,96,736	19.90	20.00
Sundaram Money Fund - Weekly Dividend	11,37,97,470	113.80	114.26
Sundaram Money Fund Institutional Dividend Reinvestment	4,96,80,994	49.68	50.19
Tata FRF ST 219819/46	10,46,13,972	104.61	104.90
Tata Fixed Horizon Fund Quarterly Plan	30,27,891	3.03	3.03
Tata Fixed Horizon Fund Quarterly Plan (November 2004)	1,01,07,968	10.11	10.11
Tata Floating Rate Short Term Institutional Plan - Daily Dividend	9,40,46,817	94.05	94.09
Tata Liquid Fund - Daily Dividend	5,712	0.01	0.01
Tata Liquid Super High Inv Fund - Weekly Dividend	42,12,00,322	421.20	472.09
Tata Liquid Super High Inv Fund - Weekly Dividend	11,56,011	115.60	130.21
Tata Monthly Income Plus - Monthly Dividend Plan	2,52,38,207	25.24	25.08
Tata Monthly Income Fund - Dividend Plan	1,77,03,732	17.70	20.43
Templeton India Short Term Income Plan- Monthly Dividend	59,471	0.06	6.04
Templeton India Treasury Management Account - Institutional Plan - Weekly Dividend	23,37,460	23.37	243.74
UTI Fixed Maturity Plan - QFMP (1104)	2,50,00,000	25.00	25.00
UTI Liquid Cash Plan Institutional Weekly Dividend Reinvestment	3,97,75,124	40.15	40.15
UTI Liquid Cash Plan Institutional Weekly Dividend Reinvestment	18,31,515	185.42	185.42

Schedules forming part of the balance sheet

(Rs. in crores)

"7" [Item No. 7(b)]

	As at March 31, 2005	As at March 31, 2004
INVENTORIES (as valued and certified by the Management)		
(a) Stores and spare parts (at or below cost)	**142.35**	107.81
(b) Consumable tools (at cost)	**18.05**	13.75
(c) Raw materials and components	**630.06**	349.72
(d) Work-in-progress	**264.46**	176.64
(e) Stock-in-trade	**533.29**	475.29
(f) Goods-in-transit (at cost)	**13.15**	24.23
	1601.36	1147.44

Note : Items (c), (d) and (e) above are valued at lower of cost and net realisable value.

"8" [Item No. 7(c)]

		As at March 31, 2005	As at March 31, 2004
SUNDRY DEBTORS			
(a) Over six months : (unsecured)			
Considered good	**19.64**		34.88
Considered doubtful	**52.10**		103.04
(b) Others (unsecured)			
Considered good	**498.84**		356.56
	570.58		494.48
Less : Provision for doubtful debts	**52.10**		103.04
		518.48	391.44
(c) Future instalments receivable from hirers / lessees [secured under hire purchase / lease agreements and by promissory notes from hirers [Note A (4), page 77] :			
Considered good	**326.58**		258.60
Considered doubtful	**4.75**		11.65
	331.33		270.25
Less : Provision for doubtful instalments	**4.75**		11.65
	326.58		258.60
Unearned finance and service charges on lease receivable / hire purchase contracts	**(33.74)**		(35.05)
		292.84	223.55
		811.32	614.99

"9" [Item No. 7(d)]

	As at March 31, 2005	As at March 31, 2004
CASH AND BANK BALANCES		
(a) Cash on hand	**1.30**	0.97
(b) Current Accounts with Scheduled Banks [including in foreign currencies **Rs. 21.55 crores** (as at March 31, 2004 Rs. 47.94 crores) and Cheques on hand **Rs. 118.26 crores** (as at March 31, 2004 Rs. 117.88 crores)]	**343.96**	471.59
(c) Short term deposits with Scheduled Banks [including in foreign currencies **Rs. 1179.58 crores** (as at March 31, 2004 Rs. Nil)]	* **1584.19**	240.50
(d) Margin Money / Cash Collateral with Scheduled Banks	**75.59**	57.43
	2005.04	770.49
* Includes unutilised proceeds from FCCN issue	**1156.85**	54.10

Schedule forming part of the balance sheet

"10" [Item No. 7(e)] (Rs. in crores)

LOANS AND ADVANCES		As at March 31, 2005	As at March 31, 2004
A) Secured			
Vehicle loans (Note 1 below and Note A(4) page 77)			
Considered good	**1663.82**		602.01
Considered doubtful	**8.22**		0.42
	1672.04		602.43
Less:- Provision for doubtful loans	**8.22**		0.42
		1663.82	602.01
B) Unsecured -considered good			
(a) Advances to Suppliers, contractors and others (Notes 2 and 3 below)		**268.08**	312.03
(b) Dues from Subsidiary companies (Note 4 below)		**9.41**	44.20
(c) Loans to associates and others (Note 5 below)		**509.66**	—
(d) Inter-corporate deposits (Note 6 below)		**81.55**	75.84
(e) Deposits with government, public bodies and others :			
(i) Balances with Customs, Port Trust, Excise, etc.	**65.15**		60.35
(ii) Others	**39.80**		29.92
		104.95	90.27
(f) Prepaid expenses		**24.82**	21.23
(g) Advance payments against taxes (net)		**60.06**	17.17
		1058.53	560.74
		2722.35	1162.75

Notes:-		As at March 31, 2005	As at March 31, 2004
(1) Loans are secured against hypothecation of vehicles.			
(2) Advances to suppliers, contractors and others include :			
(i) Loans and advances due Directors and Officers		**0.36**	0.39
Maximum during the year		**0.39**	0.41
(ii) Receivable in respect of fixed assets given on lease		**—**	0.01
(iii) Debenture application money		**—**	24.67
(3) Advances to suppliers, contractors and others are net of advances considered doubtful which have been provided for		**49.98**	57.11
(4) Dues from subsidiary companies :			
(i) HV Axles Ltd		**0.70**	2.40
(ii) HV Transmissions Ltd		**6.20**	0.86
(iii) Telco Construction Equipment Company Ltd		**2.15**	1.08
(iv) TAL Manufacturing Solutions Ltd		**—**	39.77
(v) Tata Daewoo Commercial Vehicle Co. Ltd		**0.36**	0.09
(5) Loans to associates and others :			
(i) Hispano Carrocera, S. A.		**39.66**	—
(ii) Tata Finance Ltd		**470.00**	—
(6) Inter-corporate deposits with subsidiaries :			
(i) Sheba Properties Ltd		**6.75**	5.03
(ii) H V Transmissions Ltd		**2.00**	20.00
(iii) Concorde Motors (India) Ltd		**10.00**	—
(iv) Tata Technologies Ltd		**4.00**	6.00
(v) TAL Manufacturing Solutions Ltd		**5.00**	28.01

TATA

Schedules forming part of the balance sheet

(Rs. in crores)

"11" [Item No. 8(a)]

	As at March 31, 2005	As at March 31, 2004
CURRENT LIABILITIES		
(a) Acceptances	**2807.28**	1584.33
(b) Sundry creditors	**2269.73**	2277.04
(c) Advance and progress payments	**371.61**	335.48
(d) Liability towards Investors Education and Protection Fund under Section 205C of the Companies Act, 1956, not due		
i) Unpaid dividends	**3.54**	7.01
ii) Application money pending refund Rs.1,140 (as at March 31, 2004 Rs. 1,140)	**—**	—
iii) Unclaimed matured deposits	**0.83**	1.07
iv) Unclaimed matured debentures	**1.34**	2.23
v) Interest accrued on (iii) and (iv) above	**0.85**	1.10
(e) Interest / commitment charges accrued on loans but not due	**19.59**	16.04
	5474.77	4224.30
Notes:- Sundry creditors include Dues to small scale industrial undertakings	**46.75**	114.63

"12" [Item No. 8(b)]

	As at March 31, 2005	As at March 31, 2004
PROVISIONS		
(a) Proposed dividend	**452.19**	142.16
(b) Provision for tax on dividend	**63.42**	18.21
(c) Provision for retirement and other employee benefit schemes	**143.59**	110.87
(d) Other Provisions (Note B(5), page 84)	**466.86**	159.40
	1126.06	430.64

"13" [Item No. 10]

	As at March 31, 2005	As at March 31, 2004
MISCELLANEOUS EXPENDITURE - (to the extent not written off or adjusted)		
Employee Separation Cost	**18.16**	22.19
	18.16	22.19

Schedule forming part of the balance sheet and profit and loss account
Significant Accounting Policies

(a) **Sales**

Sales are inclusive of income from services, excise duty, export incentives and exchange fluctuations on export receivables and are net of trade discount.

(b) **Depreciation**

Depreciation is provided on straight line basis (SLM), at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in the case of :

i) Leasehold Land – amortised over the period of the lease
ii) Technical Know-how – at 16.67% (SLM)
iii) Laptops – at 23.75% (SLM)
iv) Cars – at 19% (SLM)
v) Assets acquired prior to April 1, 1975 – on Written Down Value basis at rates specified in Schedule XIV to the Companies Act, 1956.
vi) Capital assets, the ownership of which does not vest in the Company, other than leased assets, are depreciated over the estimated period of their utility or five years, whichever is less.
vii) Software in excess of Rs. 25,000 is amortised over a period of sixty months or on the basis of estimated useful life, whichever is lower.

In respect of assets whose useful life has been revised, the unamortised depreciable amount has been charged over the revised remaining useful life.

(c) **Fixed Assets**

(i) Fixed Assets are stated at cost of acquisition or construction less accumulated depreciation / amortisation. All costs relating to the acquisition and installation of fixed assets are capitalised and, except for technical know-how and product development cost, include financing costs relating to borrowed funds attributable to construction or acquisition of fixed assets, upto the date the asset is ready for intended use, net of charges on foreign exchange contracts and adjustments arising from exchange rate differences relating to specific borrowings, where applicable, attributable to those fixed assets.

(ii) Product development costs incurred on new vehicle platforms, variants on existing platforms and new vehicle aggregates are recognised as Intangible Assets (included under Fixed Assets) and amortised over a period of thirty six months or on the basis of actual production to planned production volumes for thirty six months from commencement of commercial production.

(iii) Software not exceeding Rs. 25,000 and product development costs relating to minor product enhancements, facelifts and upgrades are charged off to the profit and loss account as and when incurred.

(d) **Leases**

Assets acquired under finance leases are recognised at the lower of the fair value of the leased assets at inception and the present value of minimum lease payments. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability. Assets given under finance leases are recognised as receivables at an amount equal to the net investment in the lease and the finance income is based on a constant rate of return on the outstanding net investment.

(e) **Transactions in Foreign Currencies**

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transaction. Foreign currency monetary assets and liabilities are translated at year end exchange rates. Exchange difference arising on settlement of transactions and translation of monetary items are recognised as income or expense in the year in which they arise, except in respect of liabilities for the acquisition of fixed assets from a country outside India and liabilities incurred prior to April 1, 2004, where such exchange difference is adjusted in the carrying cost of fixed assets.

Premium or discount on forward contracts is amortised over the life of such contract and is recognised as income or expense, except in respect of liabilities for the acquisition of fixed assets incurred prior to April 1, 2004, where such amortisation is adjusted in the carrying cost of the fixed assets. Foreign currency options are stated at market value.

(f) **Product Warranty Expenses**

Product warranty expenses are scientifically determined based on past experience and estimates and are accrued in the year of sale.

(g) **Hire-Purchase Income / Finance Income from Lease / Income on Vehicle Loan**

Finance and service charges on hire-purchase and loan contracts, finance income in respect of vehicles, and plant given on lease, are accounted for by using the Internal Rate of Return method. Consequently, a constant rate of return on the net outstanding amount is accrued over the period of contract up to the year end. Income recognition is in line with the prudential norms issued by the Reserve Bank of India for Non-Banking Finance Companies, though the Company does not fall in the definition of a Non-Banking Finance Company. Provision for doubtful instalments has also been made in accordance with the above stated norms.

(h) **Inventories**

Inventories of raw materials and components, work-in-progress and stock-in-trade are valued at the lower of cost and net realisable value. Cost is ascertained on a moving weighted average / monthly moving weighted average basis. The cost of work-in-progress and finished goods is determined on full absorption cost basis.

(j) **Retirement Benefits**

Retirement benefits are dealt with in the following manner :

i) The liability for Superannuation (for certain employees) and Gratuity is ascertained by an independent actuarial valuation. The liability so determined and contribution to Provident Fund / Superannuation Fund is provided for.

ii) Provisions for incremental liability in respect of encashable privilege leave on separation and post-retirement medical benefits are made as per independent actuarial valuations at the year end.

(k) **Investments**

Long term investments are stated at cost less other than temporary diminution in value, if any. Current investments comprising investments in mutual funds are stated at lower of cost and fair value, determined on a portfolio basis.

(l) **Taxes on Income**

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the provisions of the Income - Tax Act, 1961.

Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred tax assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realise such losses.

(m) **Redemption premium / discount on Foreign Currency Convertible Notes (FCCN)**

Premium payable on redemption of FCCN as per the terms of issue is provided fully in the year of issue by adjusting against the securities premium account. Discount on redemption of FCCN, if any, will be recognised in the profit and loss account on redemption.

(n) **Business Segments**

The Company is exclusively engaged in the business of automobile products consisting of all types of commercial and passenger vehicles. These in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

(o) **Miscellaneous Expenditure (to the extent not written off or adjusted)**

Cost under individual Employee Separation Schemes are amortised over periods between 24 and 84 months depending upon the estimated future benefit.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13]

(A) Notes to balance sheet

1 The Subscribed Capital includes :-

(a) Ordinary Shares allotted as fully paid up shares for consideration other than cash :

- 7,53,470 Ordinary Shares allotted to Daimler – Benz AG in consideration of materials supplied to the Company in the financial year 1956-57,
- 3,00,000 Ordinary Shares allotted to the Shareholders of Investa Machine Tools and Engineering Company Limited in terms of the Scheme of Amalgamation sanctioned by the Bombay High Court in the financial year 1966-67,
- 7,59,510 Ordinary Shares allotted to the Shareholders of the Central Bank of India in terms of the Scheme of Amalgamation in the financial year 1970-71,
- 1,83,823 Ordinary Shares issued to the Shareholders of the erstwhile Noduron Founders Maharashtra Limited in terms of the merger in the financial year 1992-93,
- 15,24,29,751 Ordinary Shares issued to Financial Institutions and holders of convertible debentures / bonds on conversion of term loans / debentures / bonds.

(b) 11,12,92,760 Ordinary Shares were issued as fully paid up Bonus Shares by utilisation of funds from Securities Premium Account, Capital Reserve, Capital Redemption Reserve, Amalgamation Reserve, contribution for Capital Expenditure Account and General Reserve.

(c) 63,03,422 Ordinary Shares allotted during the year consequent to exercise of equivalent number of warrants pertaining to the rights issue of 2001 during the year at Rs.120 per share. Consequent to this exercise, the total number of 2,55,02,255 Ordinary Shares have been allotted against the equivalent number of warrants. 67,455 outstanding warrants including unexercised fractional coupons were cancelled at the end of the warrant exercise period on September 30, 2004.

(d) 24,90,199 Ordinary Shares were allotted during the year, consequent to conversion of 13,527, 1% Foreign Currency Convertible Notes ('FCCN') (due 2008) aggregating US$ 13.53 million (Rs. 59.15 crores), resulting in an aggregate allotment of 1,64,65,097 Ordinary Shares on conversion of 89,440 FCCN as on March 31, 2005. Further, 10,560 FCCN aggregating US$ 10.56 million (Rs. 46.20 crores) outstanding as on March 31, 2005 may at the option of the note holder be converted into 19,44,005 American Depositary Shares (ADS) / shares at any time upto July 1, 2008. There has been no conversion of FCCN subsequent to March 31, 2005 and upto May 17, 2005.

2 Secured Loans :

(i) Nature of Security (on loans including interest accrued thereon) :

(a) 14.75% Non-Convertible Debentures (2008), 13.50% Non-Convertible Debentures (2005), and Floating Rate Non-Convertible Debentures (2007) are secured by a *pari passu* charge by way of equitable mortgage of immovable properties and fixed assets in or attached thereto, both present and future, and a first charge on all other assets save and except stocks and book debts, present and future, the Export Showroom at Shivsagar Estate, Worli, Mumbai; Lloyds Showroom and basement at Prabhadevi, Mumbai; plot of land with structures at Mahim, Mumbai; the Company's residential flats at Mumbai, Pune and Jamshedpur and the Company's freehold land admeasuring 4245 sq. mtrs. approximately, situated at village Mouje - Naupada in Thane District.

(b) Loan from Technology Development Board has a specific charge on the Company's movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future, save and except book debts and stocks pertaining to the Indica Car Plant at Chikali.

(c) Loans from Housing Development Finance Corporation Limited are secured against pledge of the Company's investment in the Ordinary Shares of The Tata Iron and Steel Co. Ltd.

(d) Loan from International Finance Corporation is secured by a *pari passu* charge on all the immovable and movable properties excluding the Export Showroom at Shivsagar Estate, Worli, Mumbai; the Lloyds Showroom and basement at Prabhadevi, Mumbai; the plot of land with structures thereon at Mahim, Mumbai; the Company's residential flats at Mumbai, Pune and Jamshedpur and the Company's freehold land admeasuring 4245 sq. mtrs. approximately, situated at village Mouje - Naupada in Thane District.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13] (contd.)

(A) Notes to balance sheet (contd.)

(e) Sales Tax Deferment Loan is secured by a residual charge on the immovable and movable properties at Lucknow.

(f) Loans and Cash Credit Accounts from banks **Rs. 34.91 crores** (as at March 31, 2004 Rs. 73.48 crores) are secured by hypothecation of raw materials, stock-in-trade, stores, work-in-progress and book debts, except Hire Purchase book debts and outstanding amounts on vehicle loan contracts.

(g) Loans and Overdraft Accounts from banks **Rs. 17.03 crores** (as at March 31, 2004 Rs. 30.60 crores) are secured under Hire Purchase Agreements and by Promissory Notes in respect of future instalments receivable from hirers [Schedule 8 (c), Page 71] and outstanding amounts on vehicle loan contracts and hypothecation of vehicles.

(ii) Terms of Redemption :

Non-Convertible Debentures (NCDs)	Redeemable on
14.75% Non-Convertible Debentures (2008)	October 11, 2008
13.50% Non-Convertible Debentures (2005)	July 23, 2005
Floating Rate Non-Convertible Debentures (2007)	October 01, 2007

3 Major components of deferred tax arising on account of timing differences are :

(Rs. in crores)

	As at March 31, 2005	As at March 31, 2004
Liabilities :		
Depreciation	**(592.92)**	(601.98)
Product Development Cost	**(73.20)**	(45.00)
Others	**(1.85)**	(2.23)
	(667.97)	(649.21)
Assets :		
Retirement benefits / Expenses allowable on payment basis	**41.81**	43.92
Employees Separation Schemes	**18.33**	28.54
Provision for Doubtful Debts	**37.18**	57.93
Others	**5.37**	4.67
	102.69	135.06
Net Deferred Tax Liability	**(565.28)**	(514.15)

4 Future instalments receivable under Hire-Purchase / Loan contracts [Schedule 8 (c), Page 71 and Schedule 10(A), page 72] includes **Rs. 57.31 crores** (as at March 31, 2004 Rs. 24.06 crores) in respect of instalments that have become due but have not been recovered. Out of these **Rs. 11.18 crores** (as at March 31, 2004 Rs. 6.38 crores) are due for over six months. There is an aggregate provision of **Rs. 6.06 crores** (as at March 31, 2004 Rs. 2.32 crores) made in respect of overdue instalments.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13] (contd.) **(Rs. in crores)**

(A) Notes to balance sheet (contd.)	**As at March 31, 2005**	As at March 31, 2004
5. I **Disclosure in respect of finance leases :**		
Assets given on Lease :		
(a) (i) Total Gross investment in the leases	**331.33**	270.25
Total gross investment in the leases for a period :		
Not later than one year	**216.81**	145.97
Later than one year and not later than five years	**114.52**	124.28
(ii) Present value of the minimum lease payments receivables	**297.59**	235.20
Present Value of the minimum lease payments receivable :		
Not later than one year	**192.62**	112.11
Later than one year and not later than five years	**104.97**	123.09
(b) Unearned Finance Income	**33.74**	35.05
(c) The accumulated provision for the uncollectible minimum lease payments receivable	**4.75**	11.65
(d) A general description of significant leasing arrangements - Finance lease and Hire Purchase agreements: The Company has given own manufactured vehicles and machines and equipment on Hire Purchase / Lease. The contingent lease rentals is based on bank interest rate and depreciation in respect of the assets given on lease.		
II **Disclosure in respect of operating leases :**		
Assets taken on Lease :		
(a) Total of minimum lease payments		
The total of minimum lease payments for a period :		
Not later than one year	**7.40**	10.22
Later than one year and not later than five years	**0.37**	7.77
(b) Lease payments recognised in the statement of profit and loss for the year	**10.22**	8.84
(c) A general description of significant leasing arrangements - The Company has entered into operating lease arrangements for computers and data processing equipments from a vendor.		

6 i) **Related party disclosures for the year ended March 31, 2005**

a) Related Party and their relationship

Subsidiaries

Tata Technologies Ltd
TAL Manufacturing Solutions Ltd
H V Axles Ltd
H V Transmissions Ltd
Sheba Properties Ltd
Concorde Motors (India) Ltd *(Formerly Minicar (India) Ltd)*
Telco Construction Equipment Co. Ltd
Tata Technologies, U.S.A.
Telco Dadajee Dhackjee Ltd
Tata Daewoo Commercial Vehicle Co. Ltd
Concorde Motors Limited *(From October 21, 2004, formerly an associate)*
Suryodaya Capital and Finance (Bombay) Ltd *(from December 31, 2004)*

Associates

Concorde Motors Ltd *(Upto October 20, 2004)*
Tata AutoComp Systems Ltd
Tata Cummins Ltd
Tata International Ltd *(upto February 28, 2005)*
Tata Precision Industries Pte. Ltd
Tata Engineering Services Pte. Ltd *(Due to Common Key Management Personnnel)*
Nita Company Ltd
Tata Sons Ltd *(Investing Party)*
Hispano Carrocera, S. A *(from March 16, 2005)*

Key Management Personnnel

Mr. Ravi Kant
Mr. Praveen P Kadle
Dr. V Sumantran

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13] (contd.)

(A) Notes to balance sheet (contd.)

(Rs. in crores)

b) Transactions with the related parties

	Subsidiaries	Associates	Key Management Personnel	2004-05 Total
Purchase of goods	**6.82**	**947.78**	—	**954.60**
	6.12	711.63	—	717.75
Sale of goods (inclusive of sales tax)	**329.74**	**166.26**	—	**496.00**
	18.55	339.39	—	357.94
Purchase of fixed assets	**42.08**	**9.61**	—	**51.69**
	18.35	—	—	18.35
Sale of fixed assets	**0.10**	—	—	**0.10**
	0.26	—	—	0.26
Services received	**595.72**	**34.80**	**3.53**	**634.05**
	469.61	54.30	3.38	527.29
Services rendered	**33.13**	**3.55**	—	**36.68**
	30.11	5.00	—	35.11
Finance given (including loans and equity)	**300.99**	**95.66**	—	**396.65**
	363.91	145.12	—	509.03
Finance taken (including loans and equity)	**44.57**	—	—	**44.57**
	26.71	27.23	—	53.94
Interest / Dividend paid/(received)	**(24.43)**	**3.28**	—	**(21.15)**
	(11.00)	52.66	—	41.66
Amount receivable	**40.33**	**25.82**	—	**66.15**
	47.14	16.88	—	64.02
Provision for doubtful debts	—	—	—	—
	—	0.01	—	0.01
Amount payable	**20.89**	**50.66**	—	**71.55**
	12.35	47.53	—	59.88
Amount receivable (in respect of loans)	**27.75**	**39.66**	**0.32**	**67.73**
	59.04	13.50	0.34	72.88
Guarantees and collateral given	—	—	—	—
	224.91	173.54	—	398.45

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13] (contd.) **(Rs. in crores)**

(A) Notes to balance sheet (contd.)

c) Disclosure in respect of material transactions with related parties

			2004-05	2003-04
i)	**Purchase of Goods**	Tata Cummins Ltd	**947.16**	711.35
ii)	**Sale of Goods**	Concorde Motors (India) Ltd	**310.65**	224.55
		Tata Cummins Ltd	**99.88**	64.17
iii)	**Purchase of Fixed Assets**	TAL Manufacturing Solutions Ltd	**39.86**	17.89
		Hispano Carrocera, S. A	**9.61**	—
iv)	**Sale of Fixed Assets**	H V Transmissions Ltd	**0.09**	0.01
		Telco Construction Equipment Co. Ltd	**0.01**	—
v)	**Services received**	H V Axles Ltd	**302.61**	235.64
		H V Transmissions Ltd	**174.69**	146.02
		Tata Technologies Ltd	**104.44**	85.45
vi)	**Services rendered**	H V Axles Ltd	**12.01**	10.44
		H V Transmissions Ltd	**12.45**	11.05
		Telco Construction Equipment Co. Ltd	**6.98**	6.12
vii)	**Finance given (including loans and equity)**			
	Investment in Equity	TAL Manufacturing Solutions Ltd	**75.00**	—
	Investment in Equity	Sheba Properties Ltd	**39.38**	25.00
	Inter Corporate Deposit	Sheba Properties Ltd	**58.29**	12.36
	Inter Corporate Deposit	Concorde Motors (India) Ltd	**46.50**	—
	Inter Corporate Deposit	TAL Manufacturing Solutions Ltd	**12.00**	28.01
	Loan	Hispano Carrocera, S. A *(from March 16, 2005)*	**39.66**	—
viii)	**Finance taken (including loans and equity)**			
	Inter Corporate Deposit	Sheba Properties Ltd	**26.35**	0.57
	Inter Corporate Deposit	Concorde Motors (India) Ltd	**11.51**	2.22
	Inter Corporate Deposit	Telco Dadajee Dhackjee Ltd	**6.71**	8.92
ix)	**Interest / Dividend paid / (received)**			
	Dividend Paid	Tata Sons Ltd	**31.63**	58.39
	Dividend received	Tata Cummins Ltd	**(18.00)**	—
	Dividend received	Tata Sons Ltd	**(7.43)**	(4.02)
	Dividend received	H V Axles Ltd	**(6.75)**	—
	Dividend received	H V Transmissions Ltd	**(6.00)**	—
	Dividend received	Telco Construction Equipment Co. Ltd	**(3.99)**	—
	Dividend received	Tata Technologies Ltd	**(3.03)**	(3.03)
	Interest received	Tata Technologies Ltd	**(1.17)**	(0.49)
	Interest received	Telco Construction Equipment Co. Ltd	**(0.46)**	(1.56)
	Interest received	H V Transmissions Ltd	**(0.80)**	(2.30)
	Interest received	Tata Sons Ltd	**(0.07)**	(0.05)

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13] (contd.)

(Rs. in crores)

(A) Notes to balance sheet (contd.)

ii) Disclosures required by clause 32 of the Listing Agreement

Amount of loans / advances in nature of loans outstanding from Subsidiaries and Associates during 2004-05

	Name of the Company		Outstanding as of March 31, 2005 Rs. in crores	Maximum amount outstanding during the year Rs. in crores	Investment in shares of the Company No. of Shares	Investment in shares of subsidiaries of the Company No. of Shares
a)	**Subsidiaries**					
	H V Transmissions Ltd		**2.00**	**20.00**	-	-
			20.00	20.86	-	-
	Sheba Properties Ltd	#	**6.75**	**24.65**	-	**2,50,000** *
			5.03	5.03	-	3,00,905 *
	Tata Technologies Ltd	#	**4.00**	**25.00**	-	**1,50,000** **
			6.00	9.00	-	1,50,000 **
	TAL Manufacturing Solutions Ltd	#	**5.00**	**82.73**	-	-
			67.78	75.15	-	-
	Telco Construction Equipment Co. Ltd	#	-	**30.00**	-	-
			-	30.15	-	-
	Concorde Motors (India) Ltd	#	**10.00**	**10.00**	-	-
			-	-	-	-
b)	**Associates**					
	Tata International Ltd	#, @	-	**10.00**	**6,83,461**	-
			10.00	10.00	6,83,461	-
	Hispano Carrocera, S. A	#	**39.66**	**39.66**	-	-
			-	-	-	-
c)	**Companies in which Directors are interested**					
	Tata Sons Ltd		-	**25.00**	**7,93,13,599**	-
			-	25.00	7,90,73,526	-
	Tata Industries Ltd		-	**10.00**	**9,08,885**	-
			-	1.00	9,08,885	-
	Tata Finance Ltd		**510.00**	**510.00**	-	-
			-	35.00	8,11,480	-

* In - Telco Construction Equipment Co. Ltd 2,50,000 shares (as at March 31, 2004 2,50,000 shares)
  - Telco Dadajee Dhackjee Ltd Nil shares (as at March 31, 2004 50,905 shares)

** In Tata Technologies, U.S.A

Companies in which directors are interested.

@ Represents balance as on February 28, 2005

7. The Small Scale Industrial undertakings to whom amount is outstanding for more than 30 days are as follows :

Bharat Engineering & Body Building Co Pvt Ltd
Binay Opto Electronics Pvt Ltd
Consolidated Hoists Pvt Ltd
P R Press Works
Pioneer Industries
Sharada Industries
Three Esss Packaging
Windals Auto Pvt Ltd

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13] (contd.) **(Rs. in crores)**

(A) Notes to balance sheet (contd.)

	As at March 31, 2005	As at March 31, 2004
8 Claims against the Company not acknowledged as debts -		
(i) Sales Tax - Gross	**259.34**	195.30
- Net of Tax	**164.44**	125.23
(ii) Excise Duty - Gross	**98.16**	22.55
- Net of Tax	**62.24**	14.46
(iii) Others - Gross	**72.51**	71.88
- Net of Tax	**45.98**	46.09
(iv) Provision not made for income tax in dispute (exclusive of the effect of similar matters in respect of assessments remaining to be completed) in respect of matters :		
(a) Decided in the Company's favour by Appellate authorities and for which the Department is in further appeal	**65.07**	63.00
(b) Pending before Appellate authorities in respect of which the Company is in appeal and expects to succeed, based on decision in earlier assessment years	**31.54**	32.82
(c) Pending in appeal / other matters	**15.77**	14.56
(v) The counter claim made by a party upon termination of distributorship arrangement by the Company (GBP 4.432 million)	**36.47**	35.30
9. The claims / liabilities in respect of excise duty, sales tax and other matters where the issue were decided in favour of the Company for which the Department is in further appeal	**143.50**	136.76
10. Estimated amount of contracts remaining to be executed on capital account and not provided for	**532.63**	213.08
11. Other money for which the Company is contingently liable -		
(i) In respect of bills discounted and export sales on deferred credit	**231.69**	146.12
(ii) The Company has given guarantees for :		
(a) Liability in respect of receivables assigned by way of securitisation	**0.11**	61.76
(b) Cash Margins / Collateral [Schedule 9 (d), Page 71]	**75.59**	57.43
(c) Others	**4.23**	1.97

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 14] (contd.)

(Rs. in crores)

	2004-2005	2003-2004
(B) Notes to profit and loss account :		
(1) Purchase of products for sale etc. include :		
(i) (a) Spare parts and accessories for sale	**304.13**	253.55
(b) Bodies and trailers for mounting on chassis	**360.99**	214.43
	665.12	467.98

(ii) Sales and Opening and Closing Stocks of truck and bus chassis include chassis mounted with bodies/ trailers. [Also refer Schedule 14(D) and 15, Page 86]

(2) Research and Development expenditure of **Rs. 182.21 crores** (2003-04 Rs. 118.05 crores) including the amortised portion of product development expenses has been charged to profit and loss account.

		2004-2005 Rupees	2003-2004 Rupees
(3) (a) Auditors' Remuneration : **			
(i) Fees as auditors	*	**1,36,00,000**	1,30,00,000
(ii) In other Capacities :			
Company Law Matters		**35,000**	35,000
Tax Audit		**25,00,000**	23,00,000
Corporate Governance certification		**2,50,000**	2,50,000
Taxation Matters		**6,80,300**	3,63,000
(iii) Other Services	@	**41,24,000**	29,68,463
(iv) Reimbursement of travelling and out-of-pocket expenses		**3,11,840**	3,43,339
(b) The remuneration for professional services rendered by a firm of auditors in which the partners of statutory auditors firms are partners : **			
(i) Audit Fees for financial statements as per US GAAP (including amount paid for earlier years Rs. 1,60,00,000)		**2,10,00,000**	75,00,000
(ii) Taxation Matters		**5,00,000**	—
(iii) Other Services		**4,50,000**	—
(c) Cost Auditors' Remuneration : **			
(i) Audit Fees		**8,00,000**	5,50,000
(ii) Reimbursement of travelling and out-of-pocket expenses		**32,254**	1,79,737

* Include payments for previous year Rs. 1,00,000 towards fees as auditors for Consolidated Financial Statements

** Excluding service tax

@ Excludes Rs. 32,40,000 towards FCCN issue related audit expenses debited to Securities premium account

(Rs. in crores)

	2004-2005	2003-2004
(4) Interest :		
(a) On Debentures and fixed loans	**63.25**	79.72
(b) Discounting charges (net)	**141.07**	111.49
(c) Others	**16.45**	15.44
	220.77	206.65
Less : (i) Transferred to Capital account	**2.96**	4.17
(ii) Interest received on bank and other accounts [tax deducted at source **Rs. 3.57 crores** (2003-04 Rs. 3.59 crores)]	**63.66**	41.22
	154.15	161.26

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 14] (contd.)

(B) Notes to profit and loss account (contd.) **(Rs. in crores)**

(5) Other Provisions include [12 (d), page 73] :

	2004-2005	2003-2004
a) Product warranty [Note (f), page 75] :		
Opening Balance	**142.87**	97.09
Add:- Provision for the year (including additional provision for earlier years)	**146.04**	159.15
Less: Payments / debits (net of recoveries from suppliers)	**(130.65)**	(113.37)
Closing Balance	**158.26**	**142.87**
The provision is expected to be utilised for settlement of warranty claims within a period of 2 to 3 years.		
b) Premium on redemption of Foreign Currency Convertible Notes (FCCN) [Note (m), page 75 and Note (C)(i), page 85] :		
Opening Balance	**1.53**	—
Add:- Provisions for the year *	**292.07**	1.53
Closing Balance	**293.60**	**1.53**

* Premium payable on redemption of FCCN has been fully provided considering Accounting Standard 29 - Provisions, Contingent Liabilities and Contingent Assets, becoming applicable during the year, and debited to Securities Premium Account (SPA) as against the past practice of providing premium on a pro-rata basis and debiting to SPA. As a result, the debit to SPA is higher by Rs. 253.09 crores.

(6) Earnings Per Share :		2004-2005	2003-2004
(a) Profit after tax	Rs. crores	**1236.95**	810.34
(b) The weighted average number of Ordinary Shares for Basic EPS	Nos.	**35,98,37,353**	32,83,06,904
(c) The nominal value per Ordinary Share	Rupees	**10.00**	10.00
(d) Earnings Per Share (Basic)	Rupees	**34.38**	24.68
(e) Profit after tax for Basic EPS	Rs. crores	**1236.95**	810.34
Add: Interest payable on outstanding Foreign Currency Convertible Notes	Rs. crores	**9.05**	1.05
(f) Profit after tax for Diluted EPS	Rs. crores	**1246.00**	811.39
(g) The weighted average number of Ordinary Shares for Basic EPS	Nos.	**35,98,37,353**	32,83,06,904
(h) Add: Adjustment for Options relating to warrants, fractional coupons and Foreign Currency Convertible Notes	Nos.	**2,67,19,121**	2,89,35,035
(j) The weighted average number of Ordinary Shares for Diluted EPS	Nos.	**38,65,56,474**	35,72,41,939
(k) Earnings Per Share (Diluted)	Rupees	**32.23**	22.71

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 14] (contd.)

(C) (i) Issue of Foreign Currency Convertible Notes (FCCN)

(a) 1% FCCN (due 2008) - US$ 100 million (Rs. 461.56 crores at issue)

These notes were issued in the year 2003-04. The note-holders have an option to convert these notes into Ordinary Shares or American Depositary Shares (ADS), at an initial conversion price of Rs. 250.745 per Ordinary Share at a fixed exchange rate of conversion of Rs. 46.16 (=US $1) at any time after September 11, 2003 and up to July 1, 2008. Further, the Company has an option of early redemption of these notes at any time on or after July 31, 2006, subject to certain conditions. Unless, previously converted, redeemed or purchased and cancelled, these notes will be redeemed on July 31, 2008 at 116.824% of their principal amount.

Of the above, up to March 31, 2005, FCCNs aggregating US$ 89.44 million (Rs. 403.22 crores) have been converted into 1,64,65,097 Ordinary Shares / ADS. The balance FCCN outstanding as of March 31, 2005 are included under 'Unsecured Loans' [Note (A), 1(d), Page 76].

(b) FCCN issued on April 27, 2004

(i) Zero coupon FCCN - US$ 100 million (Rs. 438.50 crores at issue)

As per the terms of issue, the holders have an option to convert FCCN into Ordinary Shares or ADS at an initial conversion price of Rs. 573.106 per Ordinary Share at a fixed exchange rate of conversion of Rs. 43.85 (=US $1), from June 7, 2004 to March 28, 2009. Further, the Company has a right to redeem in whole but not in part, FCCN at any time after April 27, 2005, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on April 27, 2009 at 95.111% of the principal amount.

(ii) One percent FCCN - US$ 300 million (Rs. 1315.50 crores at issue)

As per the terms of issue, the holders have an option to convert FCCN into Ordinary Shares or ADS at an initial conversion price of Rs. 780.400 per Ordinary Share at a fixed exchange rate of conversion of Rs. 43.85 (=US $1), from June 7, 2004 to March 28, 2011. Further, in the event of certain changes affecting taxation in India, the Company has an option for early redemption in whole but not in part, at any time. Unless, previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on April 27, 2011 at 121.781% of the principal amount.

In both the cases, the conversion price is subject to certain adjustments as per the terms of issue.

There has been no conversion during the year in respect of the above two FCCNs.

(ii) Effective November 1, 2004, the spare parts division of Concorde Motors Limited was merged with the Company.

(iii) The proposed amalgamation of Tata Finance Limited (TFL) with the Company with effect from April 1, 2005, has been approved by the shareholders and the creditors. It will be effective upon approvals to be obtained by both the companies from the Hon'ble High Court of Judicature at Mumbai and other required approvals. As per the Scheme, for every 100 equity shares of TFL, 8 shares of the Company will be allotted. Issued and subscribed number of shares of TFL as on March 31, 2005 is 19,98,06,246 equity shares.

(iv) The proposed amalgamation of Telco Dadajee Dhackjee Limited (TDDL) and Suryodaya Capital and Finance (Bombay) Limited (SCFL) which are 100% subsidiaries of the Company as on March 31, 2005, with the Company will be effective from April 1, 2005 upon approvals from the Hon'ble High Court of Judicature at Mumbai.

(v) The Company acquired 21% shares in Hispano Carrocera, S.A. on March 16, 2005 at a cost of Rs. 2.34 crores. Additionally, the Company has given an unsecured loan of Euro 7 million (Rs. 39.66 crores) and has agreed to acquire technical know-how at Euro 5 million (Rs. 28.33 crores).

(vi) Previous year's figures have been regrouped where necessary.

(vii) Current year figures are shown in bold prints.

Schedules forming part of the balance sheet and profit and loss account

"14" [Item No. 14] (contd.)

(D) Information in regard to opening stock and closing stock :

(Rs. in crores)

	2004-05 Quantity Nos.	2004-05 Value	2003-04 Quantity Nos.	2003-04 Value
(a) Opening Stock :				
Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, utility vehicles etc. and bodies thereon	**9,107**	**358.10**	12,157	548.19
Manufactured and purchased components for sale :				
Vehicle spare parts		**109.30**		122.02
Scrap		**7.89**		5.48
		475.29		675.69
(b) Closing Stock :				
Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, utility vehicles etc. and bodies thereon	**10,028***	**406.62**	9,107 *	358.10
Manufactured and purchased components for sale :				
Vehicle spare parts		**117.79**		109.30
Scrap		**8.88**		7.89
		533.29		475.29

* Excluding :

(i) Capitalised / transferred for internal use 406 vehicles (2003-04 : 291 vehicles)

(ii) Transferred on settlement of insurance claims for damaged vehicles 47 vehicles (2003-04 : 42 vehicles)

(iii) Donated for Tsunami relief work 1 vehicle (2003-04 : Nil)

"15" [Item No. 14]

Information in regard to sales effected by the Company (excluding inter-divisional transfers, settlements for damaged goods and goods capitalised) :

	2004-05 Quantity Nos.	2004-05 Value	2003-04 Quantity Nos.	2003-04 Value
1. Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, utility vehicles etc. and bodies thereon	**399,566**	**19062.69**	314,259	14303.87
2. Spare Parts for Vehicles		**757.61**		644.92
3. Export incentives		**65.39**		42.89
4. Diesel Engines	**5,623**	**52.31**	5,025	44.78
5. Scrap		**90.01**		53.93
6. Castings and Forgings		**159.00**		102.48
7. Income from Services		**30.41**		15.87
		20217.42		15208.74

Schedule forming part of the profit and loss account

"16" [Item No. 14]

Quantitative information in regard to installed capacity and the goods manufactured by the Company :

		Unit of measurement	Installed capacity*	Actual production**
1.	On road automobiles having four or more wheels such as light, medium and heavy commercial vehicles, jeep type vehicles and passenger cars covered under Sub-heading (5) of Heading (7) of First Schedule (Jamshedpur Works)	**Nos.**	**60000** (60000)	**71023** (58044)
2.	Motor Vehicles for transport of ten or more persons including the driver, motor cars and other motor vehicles for transport of persons, motor vehicles for transport of goods, chassis fitted with engine for motor vehicles (Pune Works) Licensed Capacity : 4,00,000 Nos	**Nos.**	**424500** (330000)	**311269** (240832)
3.	Motor Vehicles for transport of ten or more persons including the driver, motor cars and other motor vehicles for transport of persons, motor vehicles for transport of goods, chassis fitted with engine for motor vehicles (Lucknow Works)	**Nos.**	**30000** (30000)	**18649** (12666)
4.	Diesel Engines for Industrial and Marine applications	**Nos.**	******* ***	**5667** (5025)
5.	S. G. Iron Castings	**Tonnes**	**11000** (11000)	**12615** (12123)
6.	S. G. / Grey Iron Semis by continuous casting process	**Tonnes**	**3600** (3600)	**—** (—)
7.	Manufactured Components for Sale ****		**Rupees crores**	**260.46** (185.22)

* On double shift basis including capacity for manufacture of replacement parts as certified by the management and relied upon by the Auditors.

** Includes production for internal use.

*** These are manufactured against spare capacity under (1) and (2) above.

**** The production disclosed against manufactured components is the value (as this is more meaningful than quantity) of such components transferred during the year to the warehouses for sale.

NOTE : In addition to the above, the Company holds following industrial licenses / Industrial Entrepreneurs Memoranda (IEM) for which there is no production during the year :

a) Rotary position encoder and readout, electronic comparator, electronic weighing instruments, crane-weighing instruments and test rig equipment.

b) Special Purpose Motor Vehicle, other than those principally designed for the transport of persons or goods.

c) Truck and Bus Bodies.

d) Automotive equipment for various defence applications such as different types of armoured vehicles, heavy tank carriers, shelters, containers, tactical floating bridges and ferries, bullet proof vehicles, high mobility vehicles, mechanised material handling and bridging equipment, mine protected vehicles, etc.

e) Certain types of electric equipment such as printed circuit motors, spot welding guns, in-process gauging, linear position encoder and readout, proximity switch, numerical control machine tools, solid state controllers for machine tools, Hoists and LDTV, vertical bar display, analogue timer, digital counter / timer.

Schedule forming part of the profit and loss account

"17" [Item No. 14] **(Rs. in crores)**

Information regarding exports and imports and other matters :

			2004-2005	2003-2004
1.	Earnings in foreign exchange :			
	(i) F.O.B. value of goods exported [including sales through Export House, Exports to Nepal, Bhutan and local sales eligible for export incentives and exchange differences (net) - loss of **Rs. 7.83 crores** (2003-04 gain of Rs.23.84 crores)]		**1452.69**	1006.32
	(ii) Interest and Dividend		**28.42**	0.48
	(iii) Others		**16.74**	9.84
2.	C.I.F. value of imports			
	(i) Raw materials and components		**361.34**	199.36
	(ii) Machinery spares and tools		**33.57**	19.45
	(iii) Capital goods		**226.84**	43.22
	(iv) Spare Parts for sale		**0.41**	2.56
	(v) Other items		**4.82**	7.95
3.	(a) Value of imported and indigenous raw materials and components consumed :			
	(i) Imported at Rupee cost		**259.85**	191.95
	(ii) Indigenously obtained		**11004.51**	7681.46
	(b) Percentage to total consumption :			
	(i) Imported	%	**2.31**	2.44
	(ii) Indigenously obtained	%	**97.69**	97.56

Notes : In giving the above information, the Company has taken the view that spares and components as referred to in Clause 4D(c) of Part II of Schedule VI covers only such items as consumed directly in production.

TATA

Schedules forming part of the profit and loss account

(Rs. in crores)

"17" [Item No. 14] (contd.)

			2004-2005	2003-2004
4.	Expenditure in foreign currency (subject to deduction of tax where applicable) :			
	(i) Technical Know-how fees		**63.94**	16.77
	(ii) Interest (including interest on convertible debentures held by non-residents and payments in Rupees to financial institutions on foreign currency loans)		**45.02**	27.70
	(iii) Commission on Exports (paid through Export House)		**15.82**	19.94
	(iv) Payments on Other Accounts (including net Exchange differences)		**103.47**	60.65
5.	Remittances in foreign currencies for dividends : The Company does not have complete information as to the extent to which remittances in foreign currencies on account of dividends have been made by or on behalf of non-resident shareholders. The particulars of dividends declared during the year and payable to non-resident shareholders for the year 2003-04 are as under :-			
	(i) Number of non-resident shareholders			
	a) For 2003-04	Nos.	**5,004**	—
	b) For 2003-04 Interim dividend	Nos.	—	4,773
	c) For 2002-03	Nos.	—	4,883
	(ii) Number of shares held by them			
	a) For 2003-04	Nos.	**13,10,02,712**	—
	b) For 2003-04 Interim dividend	Nos.	—	13,47,41,458
	c) For 2002-03	Nos.	—	9,72,26,748
	(iii) Gross amount of dividend			
	a) For 2003-04		**52.40**	—
	b) For 2003-04 Interim dividend		—	53.90
	c) For 2002-03		—	38.89

"18" (Item No. 14)

Information in regard to raw materials and components consumed :

	Unit of Measurement	**2004-2005 Quantity**	**2004-2005 Value**	2003-2004 Quantity	2003-2004 Value
Steel	Tonnes	**1,37,562**	**438.65**	1,10,754	283.47
Steel tubes	Tonnes	**750**	**3.92**	1,296	6.39
Non-ferrous alloys / metals	Tonnes	**2,238**	**24.24**	1,830	16.40
Ferro alloys	Tonnes	**1,711**	**10.00**	1,680	6.73
Steel melting scrap	Tonnes	**78,735**	**124.56**	74,834	81.13
Paints, Oils and Lubricants	Tonnes	**4,075**		2,643	
	Kilo liters	**11,189**	**156.10**	9,802	110.43
Tyres, Tubes and Flaps	Nos.	**35,16,894**	**746.78**	27,31,027	538.45
Engines	Nos.	**68,011**	**801.40**	55,131	647.79
Other components			**8958.71**		6182.62
			11264.36		7873.41

Note : The Consumption figures shown above are after adjusting excesses and shortages ascertained on physical count, unserviceable items, etc. The figures of other components is a balancing figure based on the total consumption shown in the profit and loss account.

Additional Information as required under part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile :

I. Registration Details :	
Registration No	4520
State Code	11
Balance Sheet Date	31.03.2005
II. Capital Raised during the Year (See Note below)	(Amount in Rs. Thousands)
Public Issue	Nil
Rights Issue	Nil
Bonus Issue	Nil
Private Placement	Nil
III. Position of Mobilisation and Deployment of Funds	(Amount in Rs. Thousands)
Total Liabilities	137729197
Total Assets	137729197
Sources of Funds :	
Paid-up Capital	3617927
Reserves & Surplus	37495964
Secured Loans	4898103
Unsecured Loans	20056120
Deferred Tax Liability	5652800
Application of Funds :	
Net Fixed Assets	36965095
Investments	29120584
Net Current Assets	5453647
Misc. Expenditure	181588
IV. Performance of Company	(Amount in Rs. Thousands)
Turnover	206486611
Total Expenditure	(189967578)
Profit Before Tax	16519033
Profit after Tax	12369533
Earnings Per Share - Basic (Rs.)	34.38
Dividend Rate	125%

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

Item Code No. (ITC Code)	8702 to 8708 except 8705 & 8707
Product Description	Chassis and Vehicles for transport of goods and passengers, including motor car and parts thereof.

Share Capital of the Company has increased by Rs 8,79,36,210/- due to 63,03,422 Ordinary Shares allotted during the year consequent to exercise of equivalent number of warrants pertaining to the rights issue of 2001 and 24,90,199 Ordinary Shares allotted during the year, consequent to conversion of 13,527, 1% Foreign Currency Convertible Notes ('FCCN') (due 2008).

Auditors' Report on Consolidated Financial Statements

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

1. We have audited the attached Consolidated Balance Sheet of **TATA MOTORS LIMITED** ('the Company'), and its subsidiaries (the Company and its subsidiaries constitute 'the Group') as at March 31, 2005 and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on the date annexed thereto. These financial statements are the responsibility of the Company's Management and have been prepared by the Management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. (a) We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets (net) of Rs. 848.05 crores as at March 31, 2005, total revenues of Rs. 1,549.60 crores and net cash flows from operating activities amounting to Rs. 5.61 crores and of the associate which reflect the Group's share of loss of Rs. 0.19 crore for the year then ended and up to March 31, 2005 Group's share of loss Rs. Nil. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us by the Management of the Group, and our opinion, is based solely on the reports of the other auditors.

   (b) As stated in note B (4), as the audited financial statements of associates, whose financial statements reflect the Group's share of profits (net) for the year of Rs. 20.67 crores, and up to March 31, 2005 Group's share of profits (net) of Rs. 13.19 crores are not available, we have relied upon the unaudited financial statements as provided by the Management of those components for the purpose of our examination of consolidated financial statements.

4. Subject to our remarks in paragraph 3 (b) above: -

   (a) We report that the consolidated financial statements have been prepared by the Company's Management in accordance with the requirements of Accounting Standard 21 'Consolidated Financial Statements' and Accounting Standard 23 'Accounting for Investments in Associates in Consolidated Financial Statements', issued by the Institute of Chartered Accountants of India.

   (b) Based on our audit and on the consideration of the reports of other auditors on separate financial statements and on the other financial information of the components, and to the best of our information and explanations given to us, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

      i. in the case of the Consolidated Balance Sheet, of the state of affairs of the Group as at March 31, 2005;

      ii. in the case of the Consolidated Profit and Loss Account, of the profits of the Group for the year ended on that date; and

      iii. in the case of the Consolidated Cash Flow Statement, of the cash flows of the Group for the year ended on that date.

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner
Membership No. : 10296

For S. B. BILLIMORIA & CO.
Chartered Accountants

N VENKATRAM
Partner
Membership No. : 71387

Mumbai, May 17, 2005

Consolidated Balance Sheet as at March 31, 2005

(Rs. in crores)

	Schedule	Page			As at March 31, 2004
SOURCES OF FUNDS					
1. SHAREHOLDERS' FUNDS					
(a) Share Capital	1	97	**361.79**		356.83
(b) Reserves and Surplus	2	97	**4035.37**		3298.84
				4397.16	3655.67
2. MINORITY INTEREST				**63.05**	46.26
3. LOAN FUNDS					
(a) Secured	3	98	**576.70**		1148.14
(b) Unsecured	4	98	**2137.50**		550.28
				2714.20	1698.42
4. DEFERRED TAX LIABILITY (NET) [Note A (6) Page 106]				**620.54**	533.70
5. TOTAL FUNDS EMPLOYED				**7794.95**	5934.05
APPLICATION OF FUNDS					
6. FIXED ASSETS	5	99			
(a) Gross Block			**7788.80**		6975.11
(b) Less - Depreciation			**3748.23**		3237.49
(c) Net Block			**4040.57**		3737.62
(d) Capital Work-in-Progress			**540.99**		309.57
				4581.56	4047.19
7. GOODWILL (On Consolidation)				**51.62**	70.01
8. INVESTMENTS	6	100		**2126.36**	2353.76
9. CURRENT ASSETS, LOANS AND ADVANCES					
(a) Interest accrued on investments			**6.13**		0.14
(b) Inventories	7	101	**2074.36**		1463.08
(c) Sundry Debtors	8	101	**1241.40**		1011.97
(d) Cash and Bank Balances	9	101	**2097.32**		967.43
(e) Loans and Advances	10	102	**2821.51**		1170.94
			8240.72		4613.56
10. CURRENT LIABILITIES AND PROVISIONS					
(a) Current Liabilities	11	102	**5981.70**		4664.91
(b) Provisions	12	102	**1245.30**		520.28
			7227.00		5185.19
11. NET CURRENT ASSETS [(9) LESS (10)]				**1013.72**	(571.63)
12. MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	13	102		**21.69**	34.72
13. TOTAL ASSETS (NET)				**7794.95**	5934.05
14. BASIS OF CONSOLIDATION AND SIGNIFICANT ACCOUNTING POLICIES		103			
15. NOTES TO BALANCE SHEET	14	106			

As per our report attached

For **A. F. FERGUSON & CO.**
Chartered Accountants

A K MAHINDRA
Partner

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

N VENKATRAM
Partner

Mumbai, May 17, 2005

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
HELMUT PETRI
S A NAIK
Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
Executive Directors

H K SETHNA
Company Secretary

Mumbai, May 17, 2005

Consolidated Profit and Loss Account for the year ended March 31, 2005

	Schedule	Page			(Rs. in crores) 2003-04
INCOME					
1. SALE OF PRODUCTS AND OTHER INCOME	A	95		**22842.17**	16341.04
LESS: EXCISE DUTY				**3175.39**	2360.12
				19666.78	13980.92
EXPENDITURE					
2. MANUFACTURING AND OTHER EXPENSES	B	96	**17367.94**		12006.76
3. EXPENDITURE TRANSFERRED TO CAPITAL AND OTHER ACCOUNTS			**(331.68)**		(160.29)
				17036.26	11846.47
PROFIT BEFORE DEPRECIATION, INTEREST, AMORTISATION, EXCEPTIONAL ITEMS AND TAX				**2630.52**	2134.45
4. PRODUCT DEVELOPMENT EXPENDITURE				**67.12**	51.64
5. DEPRECIATION				**531.01**	425.56
6. INTEREST [Note B (1), Page 110]				**169.66**	193.78
7. AMORTISATION OF MISCELLANEOUS EXPENDITURE IN SUBSIDIARIES				**2.93**	11.65
PROFIT FOR THE YEAR BEFORE EXCEPTIONAL ITEMS AND TAX				**1859.80**	1451.82
8. PROVISION FOR DIMINUTION IN VALUE OF INVESTMENTS (Net)				**(4.00)**	—
9. EMPLOYEE SEPARATION COST				**(7.71)**	(6.95)
PROFIT BEFORE TAX				**1848.09**	1444.87
10. PROVISION FOR TAX					
(a) Current Tax			**(404.52)**		(107.39)
(b) Deferred Tax			**(86.10)**		(423.38)
				(490.62)	(530.77)
PROFIT AFTER TAX				**1357.47**	914.10
11. ADJUSTMENT OF MISCELLANEOUS EXPENDITURE IN SUBSIDIARIES				**(3.78)**	(8.64)
12. SHARE OF MINORITY INTEREST				**(8.48)**	(4.44)
13. SHARE OF PROFIT IN RESPECT OF INVESTMENTS IN ASSOCIATE COMPANIES				**40.13**	18.05
14. GOODWILL WRITTEN OFF				**—**	(3.78)
PROFIT FOR THE YEAR				**1385.34**	915.29
15. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR				**283.47**	(52.69)
16. ADJUSTMENT IN RESPECT OF INVESTMENTS IN ASSOCIATE COMPANIES				**2.23**	—
AMOUNT AVAILABLE FOR APPROPRIATION				**1671.04**	862.60
17. APPROPRIATIONS					
a) Proposed / Interim Dividend				**452.19**	282.11
b) Tax on Proposed / Interim Dividend (including our share of subsidiaries' dividend tax)				**69.73**	38.88
c) Residual dividend paid for FY 2003-04 (including tax)				**1.54**	—
d) General Reserve				**516.16**	253.05
e) Special Reserve				**1.58**	0.40
f) Debenture Redemption Reserve				**(4.69)**	4.69
g) Balance carried to Balance Sheet				**634.53**	283.47
				1671.04	862.60
18. EARNINGS PER SHARE [Note B(2), Page 110]					
Basic	Rupees			**38.50**	27.88
Diluted	Rupees			**36.07**	25.65
19. BASIS OF CONSOLIDATION AND SIGNIFICANT ACCOUNTING POLICIES		103			
20. NOTES TO PROFIT AND LOSS ACCOUNT	14	110			

As per our report attached to the balance sheet

For **A. F. FERGUSON & CO.**
Chartered Accountants

A K MAHINDRA
Partner

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

N VENKATRAM
Partner

Mumbai, May 17, 2005

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
HELMUT PETRI
S A NAIK
Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
Executive Directors

H K SETHNA
Company Secretary

Mumbai, May 17, 2005

Consolidated Cash Flow Statement for the year ended March 31, 2005

(Rs. in crores)

		2004-05		2003-04
A.	**Cash flow from Operating Activities**			
	Net Profit for the year		1385.34	915.29
	Adjustments for:			
	Depreciation	531.01		425.56
	Loss on sale of assets (net)	6.08		11.18
	Profit on sale of investments	(53.85)		(13.82)
	Provision for diminution in value of investments	4.00		(0.70)
	Share of Profit in respect of investments in associate companies	(40.13)		(18.05)
	Share of minority interest	8.48		4.44
	Goodwill written off	-		3.78
	Wealth tax	0.57		0.56
	Income tax	404.52		107.39
	Deferred tax	86.10		423.38
	Interest / Dividend (net)	89.57		151.40
	Exchange difference	(6.36)		(41.67)
	Product development expenditure relating to previous year written off	-		30.06
	Amortisation of miscellaneous expenditure	6.71		20.29
	Employee separation cost	7.56		6.95
			1044.26	1110.75
	Operating Profit before working capital changes		2429.60	2026.04
	Adjustments for:			
	Trade and other receivables	(1222.50)		(58.16)
	Inventories	(584.89)		(3.51)
	Trade and other payables	1244.58		749.53
			(562.81)	687.86
	Miscellaneous expenditure incurred during the year		-	(35.25)
	Cash Generated from Operations		1866.79	2678.65
	Direct Taxes paid (net)		(462.21)	(10.06)
	Net Cash from Operating Activities		1404.58	2668.59
B.	**Cash Flow from Investing Activities**			
	Purchase of fixed assets		(873.97)	(311.07)
	Sale of fixed assets		30.02	14.89
	Loan given to associate company		(39.66)	-
	Loan given to affiliate company		(470.00)	-
	Debenture application money in associate companies		-	(24.67)
	Purchase of investments in associates		(23.34)	-
	Sales / (Purchase) of investments in Mutual Fund (net)		477.30	(1523.96)
	Purchase of investments - others		(325.49)	(70.64)
	Refund of acquisition tax		4.29	-
	Purchase of subsidiaries shares from Minority		(9.47)	(2.01)
	Acquisition of subsidiary		(9.24)	(253.04)
	Decrease / (Increase) in Investments in retained interests in securitisation transactions		59.58	(52.46)
	Sale / Redemption of Investments		125.26	44.31
	Interest received		49.59	33.41
	Dividend / Income on investments Received		102.83	42.00
	(Increase) / Decrease in short term Inter corporate deposit		(37.00)	0.06
	Net Cash used in Investing Activities		(939.30)	(2103.18)
C.	**Cash Flow from Financing Activities**			
	Proceeds from issue of Foreign Currency Convertible Notes (Net of expenses)		1731.50	449.14
	Premium on redemption of debentures		(11.86)	(37.14)
	Proceeds from long term borrowings		231.52	478.95
	Repayment of long term borrowings		(623.02)	(843.43)
	Decrease in short term borrowings		(350.85)	(14.80)
	Proceeds from issue of shares		71.81	234.21
	Proceeds from issue of shares to minority shareholders		0.23	0.20
	Dividends paid (including Dividend Tax)		(168.11)	(299.26)
	Interest paid [including discounting charges paid, **Rs 141.08 crores** (2003-04 Rs. 111.50 crores)]		(241.73)	(263.70)
	Net Cash used in Financing activities		639.49	(295.83)
	Net Increase in Cash and cash equivalents		1104.77	269.58
	Cash and cash equivalents as at March 31, 2004		967.43*	257.54
	Add : Cash and bank balance taken over on merger / acquisition		2.59	439.79
	Effect of foreign exchange translation of subsidiaries		22.53	0.52
	Cash and cash equivalents as at March 31, 2005		2097.32*	967.43

* Includes Cash Collateral **Rs. 76.44 crores** (as at March 31, 2004 Rs. 167.33 crores)

Previous year's figures have been restated, wherever necessary, to conform to this year's classification.

As per our report attached to the balance sheet

For **A. F. FERGUSON & CO.**
Chartered Accountants

A K MAHINDRA
Partner

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

N VENKATRAM
Partner

Mumbai, May 17, 2005

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
HELMUT PETRI
S A NAIK
Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
Executive Directors

H K SETHNA
Company Secretary

Mumbai, May 17, 2005

Schedule forming part of the consolidated profit and loss account

(Rs. in crores)
"A" [Item No. 1]

		2004-05	2004-05	2003-04
SALE OF PRODUCTS AND OTHER INCOME				
1.	**Sale of products and other income from operations**			
	(a) Sale of products / Services (Note 1 below)	**22454.59**		16014.37
	(b) Income from Hire purchase / Loan contracts (Notes 2,3,4 and 5 below)	**160.85**		139.97
	(c) Miscellaneous receipts (Note 6 below)	**92.79**		90.66
	(d) Exchange difference (Net)			39.84
			22708.23	16284.84
2.	Dividend and other income (Notes 7, 8 and 9 below)		**133.94**	56.20
			22842.17	16341.04

			2004-05	2003-04
Notes:	(1)	Includes exchange differences (net) (loss) / gain	**(7.83)**	23.84
	(2)	Value of Hire purchase contracts entered into during the year:		
		(i) Purchased vehicles (Note 3 below)	**230.19**	325.55
		(ii) Vehicles from the Company's stocks	**0.59**	6.42
	(3)	Value of vehicles purchased and issued on Hire purchase contracts during the year	**185.66**	274.47
	(4)	(i) Income from Hire purchase contracts includes income on securitisation of receivables under Hire purchase contracts	**—**	28.34
		(ii) Income from Loan contracts includes income on securitisation of Loan contracts	**13.95**	13.25
	(5)	Interest income from Loan contracts	**101.71**	36.98
	(6)	Miscellaneous receipts include :		
		Profit on sale of assets [includes Capital Profits of **Rs. 2.31 crores** (2003-04 Rs. 4.05 crores)]	**3.35**	5.48
	(7)	Additional consideration received in respect of Trade investment sold in 1999-2000	**16.74**	9.84
	(8)	Dividend and other income from investments includes :		
		(i) Income from current investments	**46.76**	22.12
		(ii) Income from long term invetsments	**33.33**	20.02
		(iii) Tax deducted at source	**0.96**	0.01
	(9)	Dividend and other income includes profit on sale of investments		
		- Long term investments	**36.40**	3.98
		- Current investments	**0.71**	—

Schedule forming part of the consolidated profit and loss account

"B" [Item No. 2] **(Rs. in crores)**

			2004-05	2003-04
MANUFACTURING AND OTHER EXPENSES				
1.	**Purchase of products for sale etc.**		**862.48**	550.20
2.	**Consumption of raw materials and components**		**12626.78**	8258.29
3.	**Processing charges**		**301.97**	173.76
4.	**Payments to and provision for employees** (Note 1 below)			
	(a) Salaries, wages and bonus	**1079.27**		811.70
	(b) Superannuation, gratuity, etc.	**127.47**		112.57
	(c) Contribution to provident fund, etc.	**74.44**		50.09
	(d) Workmen and staff welfare expenses	**148.76**		107.53
			1429.94	1081.89
5.	**Expenses for manufacture, administration and selling:**			
	(a) Stores, spare parts and tools consumed	**344.02**		263.69
	(b) Freight, transportation, port charges, etc.	**281.19**		189.86
	(c) Repairs to buildings	**25.83**		22.85
	(d) Repairs to plant, machinery, etc.	**39.70**		27.34
	(e) Power and fuel	**267.69**		235.34
	(f) Rent	**17.52**		11.64
	(g) Rates and taxes	**36.55**		24.15
	(h) Provision for Wealth tax	**0.57**		0.56
	(j) Insurance	**27.84**		22.90
	(k) Publicity	**191.80**		135.80
	(l) Incentive / Commission to dealers (Note 2 below)	**144.81**		120.58
	(m) Other expenses (Note 3 below)	**986.09**		738.12
			2363.61	1792.83
6.	**Change in Stock-in-trade and Work-in-progress:**			
	Opening Stock	**808.41**		883.74
	Add: Stock acquired on acquisition of Concorde Motors Ltd	**14.91**		—
	Add: Stock acquired on acquisition of Tata Daewoo Commercial Vehicle Co. Ltd	—		74.46
		823.32		958.20
	Less: Closing Stock	**1040.16**		808.41
			(216.84)	149.79
			17367.94	12006.76

		2004-05	2003-04
Notes : (1)	Payments to and provision for employees include:		
	(i) Net provisions for other employee benefit schemes	**38.96**	14.36
	(ii) Managerial Remuneration for Directors (excluding provision for encashable leave and gratuity as separate actuarial valuation for Whole-time Directors is not available)	**5.43**	4.38
(2)	Incentive / Commission to dealers include:		
	Inventory relief [including provisions **Rs. Nil** (2003-04 Rs. 15 crores)]	—	27.32
(3)	Other expenses include:		
	(i) Loss on assets sold / scrapped / written off	**9.43**	16.66
	(ii) Lease rentals in respect of plant and machinery	**11.43**	10.10
	(iii) Provision and write off of sundry debtors / advances (net)	**19.53**	41.53
	(iv) Securitisation expenses for Hire purchase / Loan contracts	**6.27**	14.64
	(v) Exchange differences (net)	**30.48**	—
	(vi) Commission and brokerage on sales	**29.54**	28.23
	(vii) Contribution to Electoral Trust Fund	**3.00**	—
	(viii) Excess debits / Short credits in respect of previous years (net)	—	3.02

TATA

Schedules forming part of the consolidated balance sheet

(Rs. in crores)

"1" [Item No. 1(a)]

	As at March 31, 2005	As at March 31, 2004
SHARE CAPITAL		
Authorised:		
40,00,00,000 Ordinary shares of Rs. 10 each (as at March 31, 2004 : 40,00,00,000 Shares)	**400.00**	400.00
Issued and subscribed:		
36,17,51,751 Ordinary shares of Rs. 10 each (as at March 31, 2004 : 35,29,58,130 Ordinary Shares)	**361.75**	352.96
Less: Calls in arrears	**0.01**	0.01
	361.74	352.95
Share Forfeiture	**0.05**	0.05
Share application money (pending allotment)	**—**	3.83
	361.79	356.83

"2" [Item No.1(b)]

RESERVES AND SURPLUS	As at March 31, 2004	Additions	Deductions/ Adjustments	As at March 31, 2005	
(a) Securities premium	**1681.34**	**127.10$ $**	**334.55 ++**	**1473.89**	+
	1191.16	541.29$ $	51.11 ++	1681.34	+
(b) Capital redemption reserve	**2.28**	**—**	**—**	**2.28**	
	2.28	—	—	2.28	
(c) Capital reserve (on consolidation)	**336.35**	**45.68**	**—**	**382.03**	
	0.76	335.59	—	336.35	
(d) Debenture redemption reserve	**338.84**	**—**	**4.69**	**334.15**	
	334.15	4.69	—	338.84	
(e) Amalgamation reserve	**0.05**	**—**	**—**	**0.05**	
	0.05	—	—	0.05	
(f) Special reserve	**4.28**	**1.58**	**—**	**5.86**	
	3.91	0.40	0.03	4.28	
(g) General reserve	**651.89**	**520.79**	**1.01**	**1171.67**	*
	410.51	253.05	11.67#	651.89	
(h) Translation reserve	**0.34**	**30.72**	**0.15**	**30.91**	@
	10.05	0.31	10.02	0.34	@
	3015.37	**725.87**	**340.40**	**3400.84**	
	1952.87	1135.33	72.83	3015.37	
(j) Profit and loss account				**634.53**	
				283.47	
				4035.37	
				3298.84	

$$ Represents premium on shares issued upon exercise of warrants and on conversion of Foreign Currency Convertible Notes (FCCN).

+ Net of Calls in arrears **Rs. 0.03 crore** (as at March 31, 2004 Rs. 0.03 crore).

Represents deferred tax provision pertaining to periods prior to April 1, 2001.

@ Includes exchange translation reserve in respect of subsidiaries **Rs. 30.32 crores** (as at March 31, 2004 Rs. (0.40) crore) and in respect of associate companies **Rs. 0.59 crore** (as at March 31, 2004 Rs. 0.74 crore).

++ Amount debited to Securities premium account includes :

(Rs. in crores)

	2004-05	2003-04
(a) Premium paid on early redemption of certain Non-Convertible Debentures	**11.86**	37.14
(b) Foreign Currency Convertible Notes (FCCN) issue expenses	**30.62**	12.42
(c) Provision for premium on redemption of FCCN [represents entire liability on account of premium on redemption of the outstanding FCCN]	**292.07**	1.53
	334.55	51.09

* The merger of Concorde Motors Limited (CML) sales and service division with Concorde Motors (India) Limited (CMIL) as per the approved scheme has resulted in crediting General reserve by Rs. **4.63 crores** (fair value of the assets taken being in excess of the consideration paid) and debiting General reserve by **Rs. 1.01 crores** on account of dividend for pre-acquisition period by CMIL to the shareholders of CML.

Schedules forming part of the consolidated balance sheet

"3" [Item No. 3 (a)] (Rs. in crores)

	As at March 31, 2005	As at March 31, 2004
LOANS - Secured		
(a) Non - Convertible Debentures	**82.50**	180.50
(b) Loans from Financial Institutions / Banks #	**42.87**	398.24
(c) Sales Tax Deferment Loan	**110.61**	135.98
(d) Loans from Banks on Cash Credit / Overdraft Accounts	**90.08**	129.80
(e) Foreign currency loans	**227.55**	274.62
(f) Loans from others	**23.09**	29.00
	576.70	1148.14
# Including payable in respect of finance lease	4.40	3.02

"4" [Item No. 3(b)]

LOANS - Unsecured		
(a) Short Term Loans - From Banks	—	225.53
(b) Short Term Loans - From Others in foreign currency	**0.79**	0.30
(c) Foreign Currency Convertible Notes	**1796.20**	105.35
(d) Other loans in foreign currency	**209.24**	211.48
(e) Sales Tax deferral scheme	**0.17**	0.29
(f) Loans from others	—	7.33
(g) Long Term Loans - From Banks	**131.10**	—
	2137.50	550.28

Schedule forming part of the consolidated balance sheet

"5"[Item No. 6]
(Rs. in crores)

FIXED ASSETS	Cost as at March 31, 2004	Translation/ Revaluation Adjustments	Additions	Deductions/ Adjustments	Cost as at March 31, 2005	Depreciation for year 2004-05 ##	Accumulated Depreciation upto March 31, 2005 ##	Net Book Value as at March 31, 2005	
(a) Land	**89.68**	**10.88**	**0.79**	-	**101.35**	-	-	**101.35**	
	8.36	-	89.28	7.96	89.68	-	-	89.68	
(b) Buildings [Note (i) & (ii)]	**985.94**	**74.76**	**33.61**	**27.38**	**1066.93**	**37.72**	**239.34**	**827.59**	
	756.04	-	231.00	1.10	985.94	21.13	201.23	784.71	
(c) Leasehold Land	**44.40**	**0.12**	-	-	**44.52**	**0.31**	**3.84**	**40.68**	
	44.39	-	0.01	-	44.40	0.42	3.42	40.98	
(d) Railway Sidings	**0.13**	-	-	-	**0.13**	-	**0.13**	-	
	0.13	-	-	-	0.13	-	0.13	-	
(e) Plant, Machinery, Equipment, [Note (ii)]	**5410.28**	**23.96**	**547.99**	**23.45**	**5958.78**	**443.68**	**3256.06**	**2702.72**	#
	5120.48	-	372.05	82.25	5410.28	365.10	2825.72	2584.56	
(f) Water System and Sanitation [Note (ii)]	**41.81**	-	**1.06**	**0.24**	**42.63**	**1.74**	**19.58**	**23.05**	
	39.55	-	2.28	0.02	41.81	1.68	18.03	23.78	
(g) Furniture, Fixtures and Office Appliances	**50.35**	**0.81**	**21.17**	**0.78**	**71.55**	**4.36**	**29.06**	**42.49**	#
	47.50	-	5.73	2.88	50.35	2.17	25.31	25.04	
(h) Technical Know-how	**39.04**	**0.37**	**2.44**	-	**41.85**	**3.04**	**39.09**	**2.76**	
	34.51	-	4.53	-	39.04	1.12	35.91	3.13	
(j) Vehicles and Transport [Note (ii)]	**84.71**	**0.40**	**18.09**	**5.81**	**97.39**	**11.68**	**58.65**	**38.74**	#
	77.26	-	12.37	4.92	84.71	10.80	50.72	33.99	
(k) Leased Assets									
i) Plant taken on lease %	**188.73**	-	-	-	**188.73**	**15.35**	**72.93**	**115.80**	
	188.73	-	-	-	188.73	14.50	57.58	131.15	
ii) Leased Premises	**0.28**	**26.21**	**4.82**	-	**31.31**	**0.15**	**0.18**	**31.13**	
	0.28	-	-	-	0.28	-	0.03	0.25	
iii) Leased Assets	**7.55**	-	-	-	**7.55**	**0.13**	**7.03**	**0.52**	
	7.36	-	0.19	-	7.55	0.30	6.91	0.64	
(l) Product Development Cost	**32.21**	-	**47.65**	**3.68**	**76.18**	**10.99**	**20.48**	**55.70**	
	34.12	-	-	1.91	32.21	8.34	12.50	19.71	
(m) Software	-	**0.03**	**59.87**	-	**59.90**	**1.86**	**1.86**	**58.04**	
	-	-	-	-	-	-	-	-	
GRAND TOTAL	**6975.11**	**137.54**	**737.49**	**61.34**	**7788.80**	**531.01$**	**3748.23****	**4040.57**	
	6358.71	-	717.44	101.04	6975.11	425.56$	3237.49**	3737.62	
(n) Capital Work-in-Progress [Note (v)]								**540.99**	
								309.57	
								4581.56	
								4047.19	

Notes:

(i) Buildings include **Rs. 11,950** (as at March 31, 2004 Rs. 11,950) being value of investments in shares of Co-operative Housing Societies.

(ii) Buildings, Water system and Sanitation, Plant and Machinery and Vehicles include Gross block **Rs 4.91 crores, Rs.1.50 crores, Rs. 3.55 crores** and **Rs 0.23 crore** and **Net Block Rs. 0.36 crore, Rs. 0.08 crore, Rs. 0.73 crore** and **Rs 0.12 crore** respectively in respect of expenditure incurred on capital assets, ownership of which does not vest in the Company.

(iii) Additions include exchange differences and net premiums on forward exchange contracts.

** (iv) After adjustment of Cumulative Depreciation of **Rs. 20.27 crores** (as at March 31, 2004 Rs. 73.83 crores) on Assets transferred / sold / discarded during the year and translation adjustment in respect of foreign subsidiaries.

(v) Capital Work-in-Progress includes Product Development Cost **Rs. 86.91 crores** (as at March 31, 2004 Rs 81.06 crores) and Technical Know-how fees for Product development projects **Rs. 84.47 crores** (as at March 31, 2004 Rs. 25.42 crores)

(vi) Includes Plant, Machinery and Equipment, Furniture, Fixture and Office Appliances and Vehicles and Transport having Gross Block **Rs. 47.97 crores, Rs. 0.02 crore, Rs. 0.09 crore** (as at March 31, 2004 Rs. 46.58 crores, Rs. 0.02 crore, Rs. 0.09 crore) and Net Block of **Rs. 2.89 crores, Rs. Nil and Rs. Nil** (as at March 31, 2004 Rs. 23.56 crores, Rs. Nil and Rs. Nil) respectively held for disposal.

(vii) Depreciation includes amortisation, dimiution in value of assets and write down of assets.

$ (viii) Includes of loss of **Rs. 19.54 crores** (2003-04 Rs. Nil) on assets held for disposal and **Rs. 8.08 crores** (2003-04 Rs. Nil) written down.

% (ix) The assets are under renewable secondary lease.

Schedule forming part of the consolidated balance sheet

"6" [Item No. 8] (Rs. in crores)

		Cost as at March 31, 2005	Cost as at March 31, 2004
INVESTMENTS *(at cost)*			
(A)	**In Associates**		
a)	Carrying cost of investments in Associates (Note 7 below) [Including **Rs. 2.34 crores** (2003-04 Rs. 0.64 crore) of Goodwill and net of **Rs. 0.43 crore** (2003-04 Rs. 7.19 crores) of Capital Reserve arising on acquisition of associates]	**212.41**	202.20
b)	Fully paid Cumulative Convertible Preference Shares (Unquoted)	**21.00**	-
(B)	**Others**		
a)	Fully paid Ordinary / Equity shares (Quoted)	**218.94**	221.89
b)	Fully paid Ordinary / Equity shares (Unquoted)	**226.21**	262.56
c)	Fully paid Cumulative Convertible Preference Shares (Unquoted)	**10.00**	-
d)	Fully paid Cumulative Redeemable Preference Shares (Unquoted)	**161.00**	11.00
e)	Debentures (Quoted)	**0.57**	0.48
f)	Debentures (Unquoted)	**4.00**	4.00
g)	Units (Unquoted)	**-**	0.01
h)	Bonds (Unquoted)	**6.20**	0.05
j)	Bonds (Quoted)	**154.63**	-
k)	Mutual Fund (Unquoted)	**1047.37**	1523.96
l)	Retained interest in securitisation transactions (Unquoted)	**68.70**	128.28
		2131.03	2354.43
	Less: Provision for diminution in value of investments (net)	**4.67**	0.67
		2126.36	2353.76

Notes :

		2005	2004
(1)	Book value of quoted investments (other than in associates)	**374.14**	222.37
(2)	Book value of unquoted investments (other than in associates)	**1518.81**	1929.19
(3)	Market value of quoted investments (other than in associates)	**1483.59**	676.53

(4) All Investments other than in Mutual Funds are long term investments.

(5) The Company has given an undertaking to Citibank NA, for non-disposal of its shareholding in Tata Precision Industries Pte. Ltd (TPI), Singapore against loans and other facilities extended by the Bank to TPI and Tata Engineering Services Pte. Ltd (TES), Singapore, a wholly owned subsidiary of TPI, aggregating Singapore $ 3 million and Singapore $ 10.85 million respectively.

(6) The Company acquired 21% shares in Hispano Carrocera, S.A. on March 16, 2005. As per the terms of agreement, the Company has given an unsecured loan of Euro 7 million (Rs. 39.66 crores) and the Company has an option to acquire the remaining 79% of the shares through one or more transfers, as per the terms and conditions duly agreed upon at a price not exceeding Euro 2 million.

(7) The particular of investments in associate companies as of March 31, 2005 are as follows:

Sr. No.	Name of the Associates	Country of Incorporation	Ownership Interest (%)	Original Cost of Investments	Amount of Goodwill/ (Capital Reserve) in Original Cost	Share of post acquisition Reserves and Surplus	Carrying Cost of Investments
1)	Tata Cummins Ltd	India	**50.00**	**90.00**	-	**18.62**	**108.62**
			50.00	90.00	-	16.97	106.97
2)	Tata AutoComp Systems Ltd	India	**50.00**	**98.67**	-	**2.28**	**100.95**
			50.00	74.00	-	(13.82)	60.18
3)	Tata International Ltd **	India	-	-	-	-	-
			20.34	11.23	0.64	15.91	27.14
4)	NITA Company Ltd	Bangladesh	**40.00**	**1.27**	**(0.43)**	-	**1.27**
			40.00	1.27	(0.43)	0.74	2.01
5)	Concorde Motors Ltd#	India	-	-	-	-	-
			49.00	20.00	(6.76)	(14.10)	5.90
6)	Tata Precision Industries Pte. Ltd@	Singapore	**49.99**	**3.11**	-	**(3.11)***	-
			49.99	3.11	-	(3.11)*	-
7)	Hispano Carrocera S. A. ##	Spain	**21.00**	**2.34**	**2.34**	**(0.77)**	**1.57**
			-	-	-	-	-
	Total			**195.39**	**1.91**	**17.02**	**212.41**
				199.61	(6.55)	2.59	202.20

* Share of loss restricted to the original cost of Investment as per the equity method of accounting for associates under AS -23 'Accounting for Investments in Associates in Consolidated Financial Statements'

@ Financial statements considered for the year ended December 31, 2004.

\# Concorde Motors Ltd became a subsidiary during the year.

\## Hispano Carrocera became an associate from March 16, 2005.

** Tata International Ltd was an associate upto February 28, 2005.

Schedules forming part of the consolidated balance sheet

(Rs. in crores)

"7" [Item No. 9 (b)]

	As at March 31, 2005	As at March 31, 2004
INVENTORIES (As valued and certified by the Management)		
(a) Stores and spare parts (at or below cost)	**156.31**	119.86
(b) Consumable tools (at cost)	**22.24**	17.84
(c) Raw materials and components	**775.48**	462.59
(d) Work-in-progress	**332.98**	225.60
(e) Stock-in-trade	**707.18**	582.81
(f) Goods-in-transit (at cost)	**66.61**	43.06
(g) Contracts-in-progress	**13.56**	11.32
	2074.36	1463.08

Note: Items (c), (d) and (e) above are valued at lower of cost and net realisable value.

"8" [Item No. 9 (c)]

SUNDRY DEBTORS		
(a) Over six months : (unsecured)	**106.82**	177.79
(b) Others : (unsecured)	**911.35**	736.09
	1018.17	913.88
Less: Provision for doubtful debts	**70.48**	125.46
	947.69	788.42
(c) Future instalments receivable from hirers / lessees [secured under hire purchase / lease agreements and by promissory notes from hirers]	**332.20**	270.25
Less: Provision for doubtful instalments	**4.75**	11.65
Less: Unearned finance and service charges on lease receivable / hire purchase contracts	**33.74**	35.05
	293.71	223.55
	1241.40	1011.97

"9" [Item No. 9 (d)]

CASH AND BANK BALANCES		
(a) Cash on hand	**2.05**	1.14
(b) Current accounts with Scheduled Banks	**367.85**	483.86
(c) Current accounts with other than Scheduled Banks	**46.25**	69.56
(d) Short term deposits with Banks *	**1604.73**	245.54
(e) Margin Money / Cash Collateral with Scheduled Banks	**76.44**	167.33
	2097.32	967.43

* Includes **Rs. 9.97crores** with other than Scheduled Banks for foreign subsidiaries.

Schedules forming part of the consolidated balance sheet

"10" [Item No. 9 (e)]

(Rs. in crores)

LOANS AND ADVANCES	As at March 31, 2005	As at March 31, 2004
A) SECURED		
Vehicle loans (Note 1 below)	**1707.03**	604.49
Less: Provision for doubtful loans	**8.22**	0.42
Total (A)	**1698.81**	604.07
B) UNSECURED - considered good		
(a) Advances to suppliers, contractors and others (Notes 2 and 3 below)	**320.79**	380.71
(b) Loan to associate and others (Note 4 below)	**509.66**	-
(c) Deposits with government, public bodies and others	**191.82**	148.04
(d) Prepaid expenses	**30.55**	25.45
(e) Advance payment against taxes (net)	**69.88**	12.67
Total (B)	**1122.70**	566.87
Total (A) and (B)	**2821.51**	1170.94
Notes: (1) Loans are secured against hypothecation of vehicles		
(2) Advances to suppliers, contractors and others are net of advances considered doubtful which have been provided for	**50.12**	57.18
(3) Advances to suppliers, contractors and others include:		
(i) Receivable in respect of fixed assets given on lease	-	0.01
(ii) Debentures application money	-	24.67
(4) Loan to affiliate and others:		
(i) Hispano Carrocera, S. A.	**39.66**	-
(ii) Tata Finance Ltd	**470.00**	-

"11" [Item No. 10 (a)]

CURRENT LIABILITIES

	2005	2004
(a) Acceptances	**2893.94**	1663.64
(b) Sundry creditors	**2670.40**	2627.37
(c) Advance and progress payments	**391.13**	345.91
(d) Interest / commitment charges accrued on loans but not due	**19.64**	16.56
(e) Liability towards Investors Education and Protection Fund under Section 205C of the Companies Act, 1956, not due	**6.59**	11.43
	5981.70	4664.91

"12" [Item No. 10 (b)]

PROVISIONS

	2005	2004
(a) Proposed dividends	**452.19**	142.16
(b) Provision for tax on dividends	**69.73**	20.95
(c) Provision for retirement and other employee benefit schemes	**231.52**	179.31
(d) Other provisions [Note B (3), page 111]	**491.86**	177.86
	1245.30	520.28

"13" [Item No. 12]

MISCELLANEOUS EXPENDITURE (DEFERRED REVENUE EXPENSES)

(to the extent not written off or adjusted)

	2005	2004
(a) Employee Separation Cost	**21.61**	34.43
(b) Others	**0.08**	0.29
	21.69	34.72

Schedules forming part of the consolidated balance sheet and profit and loss account
Basis of Consolidation and Significant Accounting Policies

1) Basis of Consolidation:

The consolidated financial statements relate to Tata Motors Limited (the Company), its subsidiary companies and associates. The Company and its subsidiaries constitute the Group.

a) Basis of Accounting:

I. The financial statements of the subsidiary companies used in the consolidation are drawn upto the same reporting date as of the Company i.e. year ended March 31, 2005.

II. The financial statements of the Group have been prepared in accordance with the Accounting Standards issued by the Institute of Chartered Accountants of India, and other generally accepted accounting principles.

b) Principles of consolidation:

The consolidated financial statements have been prepared on the following basis:

I. The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together like items of assets, liabilities, income and expenses. The intra-group balances and intra-group transactions and unrealised profits or losses have been fully eliminated.

II. The Consolidated Financial Statements include the share of profit / loss of the associate companies which has been accounted as per the 'Equity method', and accordingly, the share of profit / loss of each of the associate companies has been added to / deducted from the cost of investments.
An Associate is an enterprise in which the investor has significant influence and which is neither a Subsidiary nor a Joint Venture of the investor.

III. The excess of cost to the Company of its investments in the subsidiary companies over its share of equity of the subsidiary companies, at the dates on which the investments in the subsidiary companies are made, is recognised as 'goodwill' being an asset in the consolidated financial statements. Alternatively, where the share of equity in the subsidiary companies as on the date of investment is in excess of cost of investment of the Company, it is recognised as 'capital reserve' and shown under the head 'Reserves and Surplus', in the consolidated financial statements.

IV. Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Company in the subsidiary companies and further movements in their share in the equity, subsequent to the dates of investments as stated above.

c) The following subsidiary companies are considered in the consolidated financial statements:

		% voting power held	
		as at March 31, 2005	as at March 31, 2004
i.	Telco Construction Equipment Company Ltd	**80.00**	80.00
ii.	Tata Technologies Ltd	**94.60**	95.38
iii.	Sheba Properties Ltd	**100.00**	100.00
iv.	Concorde Motors (India) Ltd (formerly known as Minicar (India) Ltd)	**100.00**	100.00
v.	HV Axles Ltd	**100.00**	100.00
vi.	HV Transmissions Ltd	**100.00**	100.00
vii.	Tata Technologies U.S.A.	**94.60**	95.38
viii.	Telco Dadajee Dhackjee Ltd	**100.00**	81.04
ix.	TAL Manufacturing Solutions Ltd	**100.00**	100.00
x.	Tata Daewoo Commercial Vehicle Co. Ltd (formerly known as Daewoo Commercial Vehicle Co. Ltd)	**100.00**	100.00
xi.	Concorde Motors Ltd (from October 21, 2004)	**100.00**	49.00
xii.	Suryodaya Capital and Finance (Bombay) Ltd (from December 31, 2004)	**100.00**	-

Each of the above companies are incorporated in India except Tata Technologies, U.S.A. and Tata Daewoo Commercial Vehicle Co. Ltd which are incorporated in the United States of America and Korea respectively.

Basis of Consolidation and Significant Accounting Policies (contd.)

2. **Significant Accounting Policies:**

a) **Revenue Recognition**

Sales are inclusive of income from services, excise duty, export incentives and exchange fluctuations on export receivables and are net of trade discount.

Revenue from software consultancy on time and materials contracts is recognised based on certification of time sheet and billed to clients as per the terms of specific contracts. On fixed price contracts, revenue is recognised based on milestone achieved as specified in the contracts on the proportionate completion method on the basis of the work completed. Revenue from rendering annual maintenance services is recognised proportionately over the period in which services are rendered. Revenue from the SAP end user licenses is recognised on transfer of user licenses.

Revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the quantum of work carried out. Revenue in respect of contracts in progress at the year end is recognised at cost plus attributable profits, where applicable, and included under "Sale of Products and Services", in the Profit and Loss Account. Provision for foreseeable loss on contracts in progress is made fully.

b) **Depreciation**

Depreciation is provided on straight line method basis (SLM) over the estimated useful lives of the assets except for assets acquired before April 1, 1975, which are depreciated on a written down value basis. Estimated useful lives of assets are as follows:

Type of Asset	Estimated useful life (years)
Factory Building	20 to 40
Plant and Equipment	9 to 20
Computers	3 to 6
Vehicles	3 to 10
Furniture and fixtures	3 to 20
Technical know-how	2 to 10

Software in excess of Rs.25,000 is amortised over a period of sixty months or on the basis of estimated useful life whichever is lower.

In respect of the assets of the Company, whose useful life has been revised, the unamortised depreciable amount has been charged over the revised remaining useful life.

c) **Fixed Assets**

i. Fixed Assets are stated at cost of acquisition or construction less accumulated depreciation / amortisation. All costs relating to the acquisition and installation of fixed assets are capitalised and except for technical know-how and product development cost, include financing costs relating to borrowed funds attributable to construction or acquisition of fixed assets, upto the date the asset is ready for intended use, net of charges on foreign exchange contracts and adjustments arising from exchange rate variations relating to specific borrowings, where applicable, attributable to those fixed assets.

ii. Product development cost incurred on new vehicle platforms, variants on existing platforms and new vehicle aggregates are recognised as Intangible Assets (included under Fixed Assets) and amortised over a period of thirty six months to sixty months or on the basis of actual production to planned production volumes for thirty six months from the commencement of commercial production.

iii. Product development costs relating to minor product enhancement, facelifts and upgrades and software cost not exceeding Rs. 25,000 are charged off to Profit and Loss Account as and when incurred.

d) **Leases**

Assets acquired under finance leases are recognised at the lower of the fair value of the leased assets at inception and the present value of minimum lease payments. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability. Assets given under finance leases are recognised as receivables at an amount equal to the net investment in the lease and the finance income is based on a constant rate of return on the outstanding net investment.

e) **Transactions in Foreign Currencies**

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transaction. Foreign currency monetary assets and liabilities are translated at year end exchange rates. Exchange differences arising on settlement of transactions and translation of monetary items are recognised as income or expense in the year in which they arise, except in respect of the liabilities for the acquisition of fixed assets from a country outside India and liabilities incurred prior to April 1, 2004, where such exchange difference is adjusted in the carrying value of the fixed assets.

Premium or discount on forward contracts is amortised over the life of such contract and is recognised as income or expense, except in respect of the liabilities for the acquisitions of fixed assets incurred prior to

Basis of Consolidation and Significant Accounting Policies (contd.)

April 1, 2004, where such amortisation is adjusted in the carrying value of the fixed assets. Foreign currency options are stated at market value.

On consolidation, the assets, liabilities and goodwill or capital reserve arising on the acquisition of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expenditure items are translated at the average exchange rates for the year. Exchange differences arising are recognised in the Group's Translation Reserve classified under Reserves and Surplus.

f) **Product Warranty Expenses**

Product warranty expenses are scientifically determined based on past experience and estimates and are accrued in the year of sale.

g) **Hire-Purchase Income / Finance Income from Lease / Income on Vehicle Loan**

Finance and service charges on hire-purchase, loan contracts and finance income in respect of vehicles, excavators and plant given on lease are accounted for by using the Internal Rate of Return method. Consequently, a constant rate of return on the net outstanding amount is accrued over the period of contract upto the year end. Income recognition is in line with the prudential norms issued by the Reserve Bank of India for Non-Banking Finance Companies, though the Company does not fall in the definition of a Non-Banking Finance Company. Provisioning for doubtful installments has also been made in line with the said norms.

h) **Inventories**

Inventories are valued at lower of cost and net realisable value. Cost is ascertained on a moving weighted average / monthly moving weighted average basis. Cost of Work-in-progress and finished goods are determined on full absorption cost basis.

Construction contracts in progress as at the year end is included under inventories and stated at cost plus attributable profits. Profit estimated and accounted in respect of Work-in-progress of such contracts, is on the basis of technical and other estimates towards percentage of completion and costs to completion.

i) **Retirement Benefits**

Retirement benefits are dealt with in the following manner:

i. The liability for Superannuation (for certain employees) and Gratuity is ascertained by an independent actuarial valuation. The liability so determined and contribution to Provident Fund / Superannuation Fund is provided for.

ii. Provisions for incremental liability in respect of encashable privilege leave on separation and post-retirement medical benefits are made as per independent actuarial valuation at the year end.

j) **Investments**

i. Long term investments are stated at cost less permanent diminution in value, if any.

ii. Investment in associate companies are accounted as per the 'Equity method', and accordingly, the share of post acquisition reserves of each of the associate companies has been added to / deducted from the cost of investments.

iii. Current investments comprising investments in mutual funds are stated at lower of cost and fair value, on a portfolio basis.

k) **Taxes on Income**

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the provisions of Income - tax Act, 1961.

Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred tax assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realise such losses.

l) **Redemption premium / discount on Foreign Currency Convertible Notes (FCCN)**

Premium payable upon redemption of FCCN as per the terms of issue is provided fully in the year of issue by adjusting against the securities premium account. Discount on redemption of FCCN, if any, will be recognised in the profit and loss account on redemption.

m) **Business Segments**

The Group's reportable operating segment consists of Automotive and Others.

The Company and one of its subsidiary companies Tata Daewoo Commercial Vehicle Co. Ltd.(TDCV), are exclusively engaged in the business of automotive products consisting of all types of commercial and passenger vehicles, which are considered by the Management to constitute a single Automotive segment. Others primarily include construction equipment, engineering solutions, automotive components and software operations of subsidiaries. Segment revenues, expenses and results include transfer between business segments. Such transfers are undertaken either at competitive market prices charge to unaffiliated customers for similar goods or at contracted rates. These transfers are eliminated on consolidation.

n) **Miscellaneous Expenditure (to the extent not written off or adjusted)**

Costs under individual Employee Separation Schemes are amortised over a period between 24 to 84 months depending upon the estimated future benefit.

Schedule forming part of the consolidated balance sheet and profit and loss account

"14"[Item No. 15]

(Rs. in crores)

	As at March 31, 2005	As at March 31, 2004
(A) Notes to balance sheet		
1. (a) Claims against the Company not acknowledged as debts	**453.20**	298.76
(b) Provision not made for income tax matters in dispute	**115.56**	115.39
(c) The counter claim made by a party upon termination of distributorship arrangement by the Company (GBP 4.432 Million)	**36.47**	35.30
2. The claims / liabilities in respect of other matters where the issues were decided in favour of the Company for which department is in further appeal	**143.50**	136.76
3. Estimated amount of contracts remaining to be executed on capital account and not provided for	**558.32**	220.77
4. Other money for which the Company is contingently liable:		
(a) In respect of bills discounted and export sales on deferred credit	**396.94**	274.57
(b) Guarantees given for :		
(i) Liability in respect of receivables assigned by way of securitisation	**0.11**	61.76
(ii) Cash Margin / Collateral	**76.44**	57.43
(ii) Others	**4.23**	1.97

5. Pursuant to the scheme of Arrangement, Stamp duty is payable on conveyance of properties in favour of Concorde Motors (India) Limited (CMIL), a subsidiary company, CMIL is in the process of completing the formalities for the same. It is not possible to quantify the amount of duty payable, and adjustments, as and when effected, will be done in the cost of land and building.

6. Major components of deferred tax arising on account of timing differences are:

	As at March 31, 2005	As at March 31, 2004
Liabilities:		
Depreciation	**(674.57)**	(688.40)
Others	**(97.08)**	(63.33)
	(771.65)	(751.73)
Assets:		
Unabsorbed depreciation	**10.21**	37.67
Unabsorbed business loss	**5.33**	15.86
Employees separation cost	**18.67**	29.75
Provision for doubtful debts	**40.92**	61.77
Others	**75.98**	72.98
	151.11	218.03
Net Deferred Tax Liability	**(620.54)**	(533.70)

Deferred Tax charge in Profit and Loss Account of Rs. 86.10 crores excludes Rs. 0.45 crore adjusted to opening reserves by Concorde Motors (India) Limited due to merger of Concorde Motors Limited's Sales and Service division and Rs. 0.29 crore for foreign currency translation of Tata Daewoo Commercial Vehicles Co. Ltd.

Schedule forming part of the consolidated balance sheet and profit and loss account

"14"[Item No. 15] (contd.) **(Rs. in crores)**

(A) Notes to balance sheet (contd.)

	As at March 31, 2005	As at March 31, 2004
7. (A) **Disclosure in respect of finance leases:**		
(i) **Assets given on Lease:**		
(a) (i) Total Gross investment in the leases	**332.20**	270.25
Total Gross investment in the leases for a period:		
Not later than one year	**217.68**	145.97
Later than one year and not later than five years	**114.52**	124.28
(ii) Present Value of the minimum lease payments receivables	**298.46**	235.20
Present Value of the minimum lease payments receivable for a period:		
Not later than one year	**193.49**	112.11
Later than one year and not later than five years	**104.97**	123.09
(b) Unearned Finance Income	**33.74**	35.05
(c) The accumulated provision for the uncollectible minimum lease payments receivable	**4.75**	11.65
(d) A general description of significant leasing arrangements- Finance lease and Hire Purchase agreements: The Group has given own manufactured vehicles, and machines and equipment on Hire Purchase / Lease. The contingent lease rentals is based on bank interest rate and depreciation in respect of the assets given on lease.		
(ii) **Assets taken on lease:**		
(a) (i) Total of minimum lease payments	**5.03**	3.64
The total of minimum lease payments for a period:		
Not later than one year	**2.01**	1.28
Later than one year and not later than five years	**3.02**	2.36
(ii) Present Value of minimum lease payments	**4.40**	3.02
Present Value of minimum lease payments for a period:		
Not later than one year	**1.66**	0.98
Later than one year and not later than five years	**2.74**	2.04
(b) A general description of the significant leasing arrangements: The Group has taken machines and equipments on lease. The contingent lease rental is based on State Bank Medium Term Lending Rate and the depreciation rate under Income-tax Act, 1961 in respect of assets taken on lease. The assets are under renewable secondary lease.		
(B) **Disclosure in respect of operating leases:**		
(i) **Assets given on Lease:**		
(a) Total Gross investment in the leases	-	2.21
The accumulated depreciation as on March 31, 2005	-	0.55
Depreciation recognised in the statement of profit and loss for the year	-	0.25
(b) The future minimum lease payments under non-cancellable operating leases in the aggregate and due not later than one year	-	1.06
(c) A general description of significant leasing arrangements: The company has leased out machines under operating leases to its customers.		
(d) As per Accounting policy adopted in respect of intial direct costs incurred on these leasing transactions have been recognised in the profit and loss account.		
(ii) **Assets taken on lease:**		
(a) Total of minimum lease payments	**7.93**	19.27
The total of minimum lease payments for a period:		
Not later than one year	**7.55**	11.34
Later than one year and not later than five years	**0.38**	7.93
(b) Lease payments recognised in the statement of profit and loss for the year	**11.34**	10.01
(c) A general description of significant leasing arrangements- The company has entered into operating lease arrangements for computers and office equipments from various vendors.		

Schedule forming part of the consolidated balance sheet and profit and loss account

"14" [Item No.15] (contd.)

(A) Notes to balance sheet (contd.)

8 Related party disclosures for the year ended March 31, 2005

A) Related Party and their relationship

Associates

Concorde Motors Ltd *(Upto October 20, 2004)*
Tata AutoComp Systems Ltd
Tata Cummins Ltd
Tata International Ltd *(Upto February 28, 2005)*
Tata Precision Industries Pte. Ltd
NITA Company Ltd
Tata Sons Ltd *(Investing party)*
Tata Engineering Services Pte. Ltd *(Due to Common Key Management Personnel)*
Hispano Carrocera, S. A. *(From March 16, 2005)*

Key Management Personnnel

Mr Ravi Kant
Mr Praveen P Kadle
Dr V Sumantran

In Subsidiary Companies:

Mr P R McGoldrick
Mr L K Pahwa
Mr R Sinha
Mr S C Singha
Mr P K Mahtha
Mr Shyam Maller

B) Transactions with the related parties

(Rs. in crores)

	Associates	Key Management Personnel	Total
Purchase of goods	**947.79**	-	**947.79**
	711.65	-	711.65
Sale of goods	**171.49**	-	**171.49**
	340.39	-	340.39
Purchase of fixed assets	**9.61**	-	**9.61**
	-	-	-
Services received	**34.89**	**5.12**	**40.01**
	54.90	4.56	59.46
Services rendered	**3.68**	-	**3.68**
	5.18	-	5.18
Finance given (including Loans and Equity)	**95.66**	-	**95.66**
	145.91	-	145.91
Finance taken (including Loans and Equity)	-	-	-
	27.99	-	27.99
Interest / Dividend paid / (received)	**3.28**	-	**3.28**
	52.51	0.03	52.54
Amount receivable	**28.39**	-	**28.39**
	17.14	-	17.14
Provision for doubtful debts	-	-	-
	0.01	-	0.01
Amount payable	**50.66**	-	**50.66**
	50.48	-	50.48
Amount receivable (in respect of Loans)	**39.66**	**0.45**	**40.11**
	13.50	0.44	13.94
Guarantees and collateral given	-	-	-
	173.54	-	173.54

C) Disclosure in respect of material transactions with a related parties

		2004-05	2003-04
(i) Purchase of Goods	Tata Cummins Ltd	**947.16**	711.35
(ii) Sale of goods	Tata Cummins Ltd	**99.88**	64.17
	NITA Co. Ltd	**31.59**	34.55
	Tata AutoComp Systems Ltd	**27.81**	-
(iii) Purchase of fixed assets	Hispano Carrocera, S.A.	**9.61**	-
(iv) Services received	Tata Sons Ltd	**25.05**	36.74
	Tata International Ltd	**9.56**	7.91
(v) Services rendered	Tata Cummins Ltd	**3.07**	4.24
	Tata International Ltd	**0.61**	0.60
(vi) Finance given (including loans and equity)	Hispano Carrocera, S.A.	**39.66**	-
	Tata AutoComp Systems Ltd	**21.00**	-
	Tata Sons Ltd	**35.00**	-
(vii) Interest/Dividend paid/(received)			
Dividend paid	Tata Sons Ltd	**31.63**	58.39
	Tata International Ltd	**0.27**	-
Dividend received	Tata Cummins Ltd	**(18.00)**	-
	Tata Sons Ltd	**(7.43)**	(4.02)
	Tata International Ltd	**(0.75)**	-
	NITA Co. Ltd.	**(0.46)**	-
Interest received	Tata AutoComp Systems Ltd	**(1.76)**	-
	Tata International Ltd	**(0.11)**	-
	Tata Sons Ltd	**(0.07)**	(0.05)

Schedule forming part of the consolidated balance sheet and profit and loss account

"14" [Item No. 15] (contd.)

(A) Notes to balance sheet (contd.)

9 Consolidated Segment Information for the year ended March 31, 2005 **(Rs. in crores)**

(A) Primary segment

		Automotive	Others	Eliminations	Total
a)	**Revenue**				
	External sales and other income	**18235.43**	**1297.41**	-	**19532.84**
		13181.25	743.47	-	13924.72
	Inter segment sales and other income	**353.12**	**407.10**	**(760.22)**	-
		48.45	333.20	(381.65)	-
	Total Revenue	**18588.55**	**1704.51**	**(760.22)**	**19532.84**
		13229.70	1076.67	(381.65)	13924.72
b)	**Segment Results before interest , exceptional items and tax**	**1680.22**	**212.03**	**3.27**	**1895.52**
		1448.60	133.90	6.90	1589.40
c)	i) Income from investments				**133.94**
					56.20
	ii) Interest expenses (net)				**(169.66)**
					(193.78)
	iii) Exceptional item				**(11.71)**
					(6.95)
d)	**Profit before tax**				**1848.09**
					1444.87
	Provision for taxation				
	i) Current tax				**(404.52)**
					(107.39)
	ii) Deferred tax				**(86.10)**
					(423.38)
e)	**Profit after tax**				**1357.47**
					914.10
f)	**Segment Assets**	**11910.40**	**1092.53**	**(256.66)**	**12746.27**
		8050.14	914.24	(316.44)	8647.94
g)	**Segment Liabilities**	**6372.61**	**386.06**	**(79.82)**	**6678.85**
		4764.10	249.69	(19.70)	4994.09
h)	**Other information**				
	i) Depreciation	**484.50**	**57.18**	**(10.67)**	**531.01**
		382.75	51.96	(9.15)	425.56
	ii) Product development expenses	**67.12**	**-**	**-**	**67.12**
		51.64	-	-	51.64
	iii) Amortisation of deferred revenue expenditure	**-**	**2.93**	**-**	**2.93**
		-	11.65	-	11.65
	iv) Other non cash expenditure	**0.55**	**0.02**	**-**	**0.57**
		0.55	0.01	-	0.56
	v) Capital expenditure	**941.12**	**31.73**	**(3.94)**	**968.91**
		806.35	24.78	(4.34)	826.79
j)	**Segment Assets exclude :**				
	i) Goodwill (on consolidation)				**51.62**
					70.01
	ii) Investments				**2126.36**
					2353.76
	iii) Advance Tax (net)				**69.88**
					12.67
	iv) Miscellaneous expenditure (to the extent not written off or adjusted)				**21.69**
					34.72
	v) Interest accured on Investments				**6.13**
					0.14
					2275.68
					2471.30

Schedule forming part of the consolidated balance sheet and profit and loss account

"14" [Item No. 15] (contd.)

(A) Notes to balance sheet (contd.)

9. Consolidated Segment Information for the year ended March 31, 2005

(Rs. in crores)

Primary segment (contd.)

k) **Segment Liabilities exclude :**

i) Minority interest	**63.05** 46.26
ii) Loans Secured	**576.70** 1148.14
iii) Loans Unsecured	**2137.50** 550.28
iv) Deferred tax liability	**620.54** 533.70
v) Proposed dividend and tax thereon	**521.92** 163.11
vi) Interest / commitment charges accrued on loans but not due	**19.64** 16.56
vii) Liability towards Investors Education and Protection Fund under Section 205C of the Companies Act, 1956, not due	**6.59** 11.43
	3945.94 2469.48

(B) Secondary Segment

Revenue from external customers

Within India	**16842.43** 12855.98
Outside India	**2690.41** 1068.74
	19532.84 13924.72

Carrying amount of segment assets

Within India	**10015.41** 7280.52
Outside India	**2730.86** 1367.42
	12746.27 8647.94

Cost to acquire tangible and intangible fixed assets

Within India	**930.05** 307.03
Outside India	**38.86** 519.76
	968.91 826.79

(B) Notes to the profit and loss account :

"14" [Item No. 20]

(1) Interest :

		2004-05	2003-04
(i) Discounting charges (net)	**141.08**		111.50
(ii) Others	**98.04**		120.24
		239.12	231.74
Less : (i) Transferred to Capital Account	**2.96**		4.17
(ii) Interest received on bank and other accounts	**66.50**		33.79
		69.46	37.96
		169.66	193.78

(2) Earnings Per Share:

			2004-05	2003-04
(a)	Profit for the year	Rs. crores	**1385.34**	915.29
(b)	The weighted average number of Ordinary Shares for Basic EPS	Nos.	**35,98,37,353**	32,83,06,904
(c)	The nominal value per Ordinary Share	Rupees	**10**	10
(d)	Earnings Per Share (Basic)	Rupees	**38.50**	27.88
(e)	Profit for the year for Basic EPS	Rs. crores	**1385.34**	915.29
	Add: Interest payable on outstanding Foreign Currency Convertible Notes	Rs. crores	**9.05**	1.05
(f)	Profit for the year for Diluted EPS	Rs. crores	**1394.39**	916.34
(g)	The weighted average number of Ordinary Shares for Basic EPS	Nos.	**35,98,37,353**	32,83,06,904
(h)	Add: Adjustment for Options relating to warrants, fractional coupons and Foreign Currency Convertible Notes	Nos.	**2,67,19,121**	2,89,35,035
(j)	The weighted average number of Ordinary Shares for Diluted EPS	Nos.	**38,65,56,474**	35,72,41,939
(k)	Earnings Per Share (Diluted)	Rupees	**36.07**	25.65

Schedule forming part of the consolidated balance sheet and profit and loss account

"14"[Item No. 20] (contd.) **(Rs. in crores)**

			2004-05	2003-04
(3)		Other Provision includes :		
	(a)	Product warranty [Note (f), page 105]		
		Opening Balance	**159.23**	98.45
		Add: Acquired on acquisition of TDCV	**—**	12.00
		Add: Provision for the year (including additional provision for earlier years)	**185.39**	170.94
		Less: Payments / debits (net of recoveries from suppliers)	**(166.75)**	(122.16)
		Closing Balance	**177.87**	159.23
		The provision is expected to be utilised for settlement of warranty claims within a period of 2 to 3 years		
	(b)	Premium on redemption of Foreign Currency Convertible Notes (FCCN) [Note (l), page 105]		
		Opening Balance	**1.53**	—
		Add: Provisions *	**292.07**	1.53
		Closing Balance	**293.60**	1.53

* Premium payable on redemption of FCCNs has been fully provided considering Accounting Standard 29 - Provisions, Contingent Liabilities and Contingent Assets, becoming applicable during the year, and debited to Securities Premium Account (SPA) as against the past practice of providing premium on a pro-rata basis and debiting to SPA. As a result, the debit to SPA is higher by Rs. 253.09 crores.

(4) The share of profit / loss in respect of investments in associate companies include the figures which are considered as per the unaudited financial statements / profit and loss account for the period ended March 31, 2005, as per the details given below :

(Rs. in crores)

Name	**Share of Profit / (Loss) upto March 31, 2005**	**Profit/(Loss) for the period ended March 31, 2005**
Tata International Ltd (upto February 28, 2005)	**16.92**	**5.34**
Tata AutoComp Systems Ltd	**2.28**	**16.10**
Hispano Carrocera, S. A. (from March 16, 2005)	**(0.77)**	**(0.77)**
Tata Precision industries Pte. Ltd	**(5.24)***	**—***
	13.19	**20.67**

* The share of loss restricted to carrying cost of investment.

(5) During the year Minicar (India) Ltd was renamed as Concorde Motors (India) Ltd with effect from June 16, 2004.

(6) In terms of scheme approved by the High Courts of Judicature at New Delhi and Mumbai, the Sales and Service division of Concorde Motors Ltd (CML) has been transferred to Concorde Motors (India) Ltd (CMIL) with effect from January 1, 2004. The effect of the demerger has been given in the respective books of account in the current year.

(7) The Company has made further investment of Rs. 9.24 crores on October 21, 2004 in Concorde Motors Ltd. (CML) by way of purchase of shares from Tata Finance Ltd and Tata Industries Ltd. Consequently, CML has now become 100% subsidiary of the Company.

(8) The proposed amalgamation of Tata Finance Limited (TFL) with the Company with effect from April 1, 2005, has been approved by the shareholders and the creditors. It will be effective upon approvals to be obtained by both the companies from the Hon'ble High Court of Judicature at Mumbai and other required approvals. As per the scheme, for every 100 shares of TFL 8 shares of the Company will be alloted. Issued and subscribed number of equity shares of TFL as on March 31, 2005 is 19,98,06,246 shares.

(9) The Company acquired 21% shares in Hispano Carrocera, S.A. on March 16, 2005 at a cost of Rs. 2.34 crores. Additionally, the Company has given an unsecured loan of Euro 7 million (Rs. 39.66 crores) and has agreed to acquire technical know-how at Euro 5 million (Rs. 28.33 crores).

(10) In accordance with the provisions of Section 78 read with Section 100 of the Companies Act, 1956 and the approval of High court of Judicature at Mumbai, TAL Manufacturing Solutions Ltd, a subsidiary, has during the year adjusted against Share Capital, the balance in the miscellaneous expenditure of Rs. 3.78 crores, employee separation cost of Rs. 2.15 crores, other expenses of Rs. 0.91 crore and the debit balance in the profit and loss account of Rs. 78.16 crores. Consequently, miscellaneous expenditure, employee separation cost and other expenses recorded in prior years has been written off.

(C) (1) Previous year's figures have been regrouped where necessary.

(2) Current year figures are shown in bold prints.

Details of Subsidiary Companies

Rs. in crores

Name of Subsidiary Company	Telco Construction Equipment Company Limited	Tata Technologies Limited	TAL Manufacturing Solutions Limited	HV Axles Limited	HV Transmissions Limited	Sheba Properties Limited	Concorde Motors (India) Limited (formerly) Minicar (India) Ltd)	Concorde Motors Limited	Telco Dadajee Dhackjee Limited	Tata Technologies, USA (TT-US) #	Tata Daewoo Commercial Vehicle Co. Ltd. (TDCV) #	Suryodaya Capital and Finance Bombay Private Limited (SCFL)
1. Capital	100.00	10.68	65.00	45.00	40.00	75.00	24.40	0.50	0.66	0.70	64.34	0.05
2. Reserves and Surplus(adjusted for debit balance in P & L Account, where applicable)	128.97	24.52	(23.25)	73.24	41.49	15.34	10.33	0.02	40.32	(1.49)	617.11*	(0.01)
3. Total Assets (Fixed Assets + Current Assets)	562.78	80.08	90.25	125.28	131.44	38.20	74.96	0.59	34.98	12.48	1133.87	0.04
4. Total Liabilities (Debts + Current Liabilities)	337.42	57.44	48.50	46.96	49.95	7.34	40.22	0.08	0.69	13.27	453.01	-
5. Investments	3.61	12.57	-	39.92	-	59.48	-	-	6.69	-	0.57	-
6. Total Income (including excise duty where applicable)	934.90	171.58	90.71	145.78	126.65	15.33	353.11	2.58	0.56	43.70	1178.02	-
7. Profit Before Tax	60.19	9.21	2.38	64.96	46.45	8.56	9.01	0.89	0.36	1.43	27.63	-
8. Provision for Tax/(Write Back)	19.43	2.95	-	22.22	19.43	0.89	3.56	-	0.17	-	7.02	-
9. Profit after Tax	40.76	6.26	2.38	42.74	27.02	7.67	5.45	0.89	0.19	1.43	20.61	-
10. Proposed Dividend and Tax thereon	17.10	3.65	-	15.39	13.68	-	1.47	-	-	-	-	-

Notes:

The financial statements of TT-US and TDCV in US Dollars and Korean Won respectively, are converted into Indian rupees on the basis of appropriate exchange rate.

* Includes Rs. 199.54 crores being reserve on restructuring net of other reserves and debit balance of profit and loss account, prior to acqusition.

Please refer to consolidated financial statement and notes appearing thereon.

Annexure to Directors' Report

Information as per Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report for the year ended March 31, 2005

Sr. No.	Name	Age (Years)	Designation/ Nature of duties	Gross Remuneration Rs.	Net Remuneration Rs.	Qualifications	Experience (Years)	Date of Joining	Last employment Designation-period
1	Akarte R R	59	Vice President (ERC)	33,37,295	20,73,300	M.Tech. (Machine Design)	37	11-Jan-69	Director Tech. Education, Asst. Lecturer - 1 yr.
2	Alex Panampunna*	60	Sr. Manager (Auto Prodn.)	11,12,102	7,02,538	SSC	42	10-Oct-62	-
3	Ambardekar S N	54	Dy. General Manager (Prodn. Engg.)	30,47,008	18,82,702	B.E. (Mech.)	32	5-Sep-72	-
4	Ansari Mohammad Khaliqur*	60	Manager (Plant Engg.)	14,21,955	8,79,594	Diploma (Mech.), FTA (Turning)	43	2-Oct-61	-
5	Arya Atam Prakash	57	President (Jsr. & Lucknow Works)	74,78,641	46,29,245	B.Sc. Engg.(Mech.), M.S.(Mfg.Tech.& Prj.Mgmt)	35	11-Jul-96	H.A.L, General Manager -27 yrs
6	Banerji Shyama Prosad	55	Dy. General Manager (Internal Audit - Jsr.)	28,04,734	17,20,939	B Tech. (Mech.), P.G.D.B.M., F.I.C.W.A	33	1-Mar-82	Brooke Bond India Ltd, Manager (Management Services) - 8 Yrs
7	Bapna Mahendra Lal	55	General Manager (Technical)	26,13,130	16,71,724	B.E.(Mech.), Diploma (Computer)	33	1-Sep-01	New Holland Tractors , Head of Mfg. & Eng. -5 yrs
8	Bedekar V N	57	General Manager (Matls.)	36,18,925	22,41,680	B.E.(Mech), P.G.D.B.M.	33	5-Jul-71	-
9	Bijlani R A	57	Head (NPI Projects) CVBU	30,51,430	18,85,259	B.Tech.(Elect.), MMS	33	1-Jun-71	-
10	Borwankar Satish	52	Dy General Manager (Auto Prodn.)	26,80,777	16,56,294	B.Tech.(Mech.)	30	2-Aug-74	-
11	Bramhe D K	54	Head (Enterprise Risk Management)	27,16,198	16,84,879	B.E.(Elect.), D.M.S.	31	2-Apr-80	G.K.W. Ltd, Development Engineer - 7 yrs
12	Chakraborty Purnendu*	60	Divl. Manager (Prodn.)	19,99,037	9,36,722	SSC, ITI (Fitting)	43	2-Oct-61	-
13	Chakraborty R*	60	Chief (Strategic Sourcing)	47,65,680	28,98,107	B.Tech.(Mech.), A.I.C.W.A.	38	1-Mar-77	Industrial Reconstruction Corpn. Of India Ltd., Industrial Finance Officer (Technical) - 4 yrs
14	Chaterjee M K*	60	Jr.Foreman	3,10,605	2,49,385	SSC, FTA (Tool Maker)	43	30-Oct-61	-
15	Das B N*	60	Sr.Chargeman	2,49,813	1,96,717	SSC	39	4-Oct-65	-
16	Dey Mihir Kumar*	60	Sr.Manager (Truck-I)	18,85,480	9,82,557	D.B.M, Diploma (Mech.)	42	10-Oct-62	-
17	Dube Rajiv	43	Sr. Vice President (Commercial - PCBU)	50,25,394	31,16,268	B.E.(Mech.), P.G.D.B.M.	22	1-Apr-98	Tata Industries Ltd., General Manager - 1yr.
18	Dutta Ashoke*	60	Sr. Manager (Materials)	9,03,067	5,94,713	B.E.(Mech.), M.E.(Mech.)	35	1-Aug-69	-
19	Gajendragadkar Abhijit*	42	Chief Internal Auditor	20,08,162	12,08,256	B.E.(Elect.), C.A., MMS (Finance)	19	21-Jul-04	Accenture India Pvt. Ltd ,Associate Partner -16 yrs
20	Ghosh R K	58	General Manager (Non Vehicle Business)	30,16,358	18,71,523	M.Tech., M.B.A.	34	15-Oct-70	-
21	Girotra K C	57	Vice President (Lucknow Works & FBV)	36,51,335	23,01,451	B.Tech.(Mech.), M.E.(Prodn. Engg.)	32	14-Jan-81	W. I. Ltd ,Manager Prodn. Engg. - 1 yr
22	Gopinath C*	60	Manager (PC Spare Parts)	15,49,763	9,44,701	Diploma (Mech.Engg)	43	10-Oct-62	-
23	Gore Sham*	60	Manager (Q. A.)	10,19,744	7,20,764	AMIE, Diploma(Mech.)	36	21-Jan-70	Indian Hume Pipe Co. Ltd., Engineer - 1 mth.
24	Gowaikar Dilip*	60	Divl. Manager (Value Engg.)	16,24,908	9,99,835	B.E.(Mech.), M.Tech.(Mech.)	36	16-Sep-68	-
25	Gujrathi Vasudeo	56	General Manager (Electronics)	24,12,564	15,11,066	B.E.(Electronics & Telecommunications)	34	16-Oct-91	Advani Oerlikon Ltd, Design - 14 yrs
26	Gurav P Y	51	General Manager (Corporate Finance - Accounts & Taxation)	37,80,386	23,69,799	M.Com., A.C.A.	26	1-Nov-01	Finolex Cables Ltd., CFO - 1yr.
27	Gyansingh Chintram*	60	Sr. Manager (Auto Prodn.)	16,37,019	9,74,954	NAC, ITI	42	10-Oct-62	-
28	Hiray S G	57	General Manager (Projects) - PCBU	41,14,924	25,69,726	B.E.(Mech.)	35	18-Aug-69	-
29	Jha Maha Rudra*	60	Sr. Manager (Foundry)	15,22,983	9,85,408	Diploma (Mech.)	40	3-Dec-64	-
30	Kadambala Chandrasekharam*	60	Sr. Manager (Truck - I, Assembly)	11,99,489	7,67,982	Diploma (Mech.)	38	14-Mar-67	-
31	Kadle P P	48	Executive Director (Finance & Corporate Affairs)	1,35,93,756	86,21,929	B.Com.(Hons.), A.C.A., Grad.C.W.A., A.C.S.	25	25-Oct-96	Tata Infor.Sys.Ltd., Vice-President, (Finance) - 5 yrs.
32	Kamath Mundkur*	60	Asst. General Manager (Passenger Cars) ERC	19,98,434	12,11,123	B.E.(Mech.), M.E.	36	1-Nov-68	-
33	Kant Ravi	60	Executive Director (Commercial Vehicles Business Unit)	1,39,52,368	88,65,015	M.Sc.- Mgmt.Tech. -Univ.of Aston U.K., B.Tech.(Hons) Metallurgical	38	1-Feb-99	Philips India Ltd., Director - 1yr.
34	Khan Mumtaz*	60	Asst. General Manager (H.R. & Admin.)	21,18,191	14,50,787	B.Sc.Engg.(Elect.)	38	1-Feb-96	GEC Alsthom Ltd., General Manager - 28 yrs.
35	Khedkar Vilas*	60	Manager (Design)	10,56,050	7,82,677	Diploma (Mech.)	40	4-Sep-73	Kirloskar Pneumatic Co. Ltd., Tool Design Engineer - 8 yrs.
36	Kotasthane Prakash*	60	Sr. Manager (Customer Support)	8,44,492	5,44,226	Diploma (Mech.)	40	7-May-68	Vehicles Research & Development Establishment - 4 yrs.
37	Kothari Dhanraj Pannalal*	60	Divisional Manager (CTR)	6,50,976	4,78,668	B.E.(Elect.)	38	13-Dec-66	-
38	Krishnan S	50	Head (Car Product Group)	40,69,943	26,01,833	BSc., D.B.M., A.M.B.I.M.(London)	29	15-Jul-96	Mahindra & Mahindra Ltd., Dy. General Manager - 4 yrs.
39	Krishnan V*	60	Vice President (Corporate Communications)	20,29,200	13,81,326	B.Sc. (Physics, Maths.)	38	18-Dec-00	Standard Chartered Bank, Head - External Affairs - 5 yrs.
40	Kulkarni Shrinivas*	60	Sr. Manager (Dev) ERC	13,11,077	8,97,783	B.E.(Mech.)	35	19-Jun-71	Cooper Engg Ltd, Engineer - 1 yr.
41	Kundu Nabin Kumar*	60	Divil. Manager (ERC)	21,73,212	13,73,780	B.E.(Mech.), M.Tech(Mech.)	32	1-Oct-72	-
42	Lakshminarayanan V*	60	General Manager (Passenger Cars) ERC	31,17,696	18,48,875	B.E.(Mech.), M.E.	36	25-Oct-68	-
43	Mahidhara Venkata Satyanarayna*	60	Manager (Auto Materials)	15,85,529	9,36,269	B.Com.	41	21-Feb-64	-
44	Mani Raman	58	Head (Car Product Group)	31,15,136	19,31,975	B.Sc. Engg.(Mech.)	36	18-Jun-68	-
45	Mani Shyam	51	Vice President (Sales & Marketing - CVBU)	39,81,165	24,80,434	B.Tech.	30	23-Oct-00	Kinetic Engg.Ltd., Vice President (Sales & Mktg.) - One and half yrs.
46	Manohar Mohan*	60	Asst.Manager (Plng.)	6,58,138	4,90,894	SSC	40	4-Jun-64	-
47	Marne Krishnarao*	60	Asst. Manager (Q. A.)	6,44,735	5,08,607	SSC	36	1-Nov-68	-
48	Menon S U K*	60	Vice President (Internal Audit)	24,63,740	18,34,478	B.Com., L.L.B., A.C.S.	36	1-Aug-01	Tata Chemicals Limited, CFO & Company Secretary - 6 yrs.
49	Mishra Prasant Kumar*	60	Divisional Manager (Veh. Despatch)	20,73,341	11,19,335	P.G.D.B.M, Diploma (Mech.)	44	1-Oct-59	-

Sr. No.	Name	Age (Years)	Designation/ Nature of duties	Gross Remuneration Rs.	Net Remuneration Rs.	Qualifications	Experience (Years)	Date of Joining	Last employment Designation-period
50	Mishra Uday Kant	53	Dy. General Manager (Auto Service & Engine)	27,90,722	17,27,060	B.Sc Engg.(Mech.), P.G.D.B.M.	30	6-Nov-74	-
51	Mitra Probir	57	General Manager (Information Technology)	24,35,902	15,27,808	B.Com., P.G.D.B.M	35	7-Sep-70	-
52	Nasir MD *	60	Sr. Chargeman	2,29,978	1,82,983	SSC	40	2-Jan-64	-
53	Natekar Wasudeo	58	Dy. General Manager (Foundry)	25,59,092	16,03,106	B.E.(Met.)	36	13-Apr-70	Navgire & Co, Engineer - 5 mths.
54	Omane Bapu*	60	Sr. Engineer (Prodn.)	5,90,243	4,63,532	SSC	36	1-Nov-68	-
55	Pal Amitabha	56	Dy. General Manager (Price Panel & Contracts)	24,75,170	15,05,845	BE(Mech.), P.G.D.B.M, I.C.W.A	34	18-May-71	-
56	Pant S*	60	Asst. General Manager (Plng. & Engg.)	19,00,035	12,76,987	B.Sc. Engg.(Mech.)	39	28-Dec-74	Hindustan Motors Ltd., Project Engineer- 8 yrs.
57	Paralkar Manohar	57	Dy General.Manager (Corp. Human Resources)	25,75,874	15,94,960	M.A.	35	5-Mar-74	Tata Relief Committee,HR - 1 yr.
58	Parappur Unnikrishnan*	60	Sr. Engineer (Price Panel)	6,16,356	4,73,652	Diploma (Mech.)	36	4-Oct-68	-
59	Patil Diwakar*	60	Sr. Manager (Prodn) P.E.	16,83,196	9,59,588	SSC, FTA	42	7-Nov-62	-
60	Patni Tilok	57	Dy. General Manager (Manufacturing)	24,03,179	14,91,964	B.E.(Mech.)	35	11-Jan-72	Hindustan Aeronautics Ltd., Fresh Graduate - 1 yr.
61	Prasad Dionisia*	60	Asst. Matron	2,51,437	2,29,349	Diploma (Nursing)	35	16-Jan-70	-
62	Prasad Shiv Nandan*	60	Deputy Foreman	2,94,843	2,25,272	SSC	42	22-Dec-62	-
63	Quayamuddin M*	60	Asst. General Manager (Central Planning)	27,07,850	15,94,952	B.Sc. Engg. (Mech.)	37	14-Feb-67	-
64	Rajarao M V	57	Vice President (Manufacturing)	42,97,652	26,85,952	B.E.(Met.)	34	13-Apr-70	-
65	Ramakrishnan C	49	Vice President (Chairman's Office)	55,37,772	34,48,120	B.Com., C.A., I.C.W.A.	25	27-Nov-80	Balmer Lawrie & Co., Trainee -1yr
66	Ravindran T*	60	Manager (Market Research)	13,83,215	9,06,676	B.Sc., D.M.E.	36	1-Sep-69	Assocn of Indian Auto Manufacturers- Field Officer - 1 yr 4 mths
67	Rebello A J	58	Chief (Tata Motors Finance)	38,28,616	23,96,309	B.Tech., P.G.D.B.A.	34	1-Feb-96	Tata Exports, General Manager - Imports - 8 mths.
68	Rohinesha H*	60	Chief Legal Counsel	57,63,663	31,11,208	B.A., L.L.B., D.B.M.	40	1-Sep-64	-
69	Rojekar Nandkishore*	60	Sr. Manager (Machine Purchase)	9,20,770	5,52,768	B.E.(Mech.)	37	13-May-68	Bajaj Auto Ltd. - 5 mths.
70	Sait Z	57	General Manager (Technical Services)	28,12,312	17,37,024	B.Tech.(Mech.), P.G.D.B.M	33	17-May-71	-
71	Sane Chandrashekhar*	58	Sr Manager (Tool Engg.)	12,56,301	8,76,146	B.E.(Mech.)	35	1-May-76	K V Engineers, Works Manager - 1 yr.
72	Sethi Adarshkumar*	60	Asst. General Manager (Auto Proj.)	22,59,836	13,00,597	D.B.M, Diploma (Mech.)	38	1-Jan-66	-
73	Shah Vijay*	56	Accounts Officer	6,08,457	4,69,196	M.Com.	26	20-Dec-78	-
74	Shanti Sarup*	60	Sr. Manager (Q. A.)	15,62,165	10,14,448	B.Tech.(Mech.), D.B.M, BSc (Physics), MMS	34	17-Sep-71	Fibreglass Pilkington Ltd., Plant Superintendent - 1 yr.
75	Singh C.V.*	60	Vice President (Lucknow Works & FBV)	46,85,866	32,20,110	B.Tech.(Elect.), M.Tech.(Computer Science)	36	10-Oct-68	-
76	Singh Jagat	59	General Manager	29,79,914	18,50,824	B.E.(Mech.)	35	13-Apr-70	-
77	Singh Ram Tawakya	59	Vice President (Manufacturing)	42,75,480	26,74,278	B.E.(Met.)	35	4-Aug-69	-
78	Singh Vijai*	60	General Manager (Special Projects)	25,91,777	14,98,045	B.Sc,B.E.(Mech.)	38	10-Feb-69	Hindustan Motors Ltd, Foreman - 3 yrs.
79	Singh Yadunandan Prasad*	58	Dy. Manager (Prodn.)	13,69,829	8,76,669	FTA	38	2-Feb-66	-
80	Sinha Vikram	51	Dy. General Manager (Customer Support- PCBU)	26,39,595	16,35,150	B.Tech.(Mech.), P.G.D.B.M.	29	2-Aug-76	-
81	Sreenivasan K R	54	Head (CRM & DMS Project)	28,47,410	17,95,515	B.Sc., B.E.(Elect.)	32	9-Dec-72	-
82	Srivastava Kameshwar Prasad*	60	Manager (Auto Materials)	13,93,764	8,01,121	AMIE (Mech.), P.G.D.B.M, Diploma (Mech.)	43	1-Jan-63	Arthur Buller & Co, Apprentice - 1 yr
83	Subramaniam R*	48	Manager (Customer Support - CVBU)	4,29,836	3,94,950	B.Sc, B.Tech. (Automobile)	24	2-Nov-81	-
84	Sumantran (Dr.) V	46	Executive Director (Passenger Car Business Unit & ERC)	1,17,88,839	73,38,751	B.Tech. (Engg.), Ph.D.(Engg.), Master in Mgt. of Technology	19	12-Nov-01	General Motors Corp. (U.S.A), Director - 2 yrs.
85	Telang P M	57	President (Pune & Dharwad Works)	69,72,293	43,58,171	B.E.(Mech.), P.G.D.B.A.	36	1-Jun-72	Larsen & Toubro Ltd, Asst. Engineer - 3 yrs.
86	Thakur R S	56	Vice President (Finance)	36,82,430	22,97,896	B.E.(Mech.), Chart.Mgmt.Accountant (UK), P.G.D.B.M.	32	2-Sep-72	-
87	Thatte J M*	60	Vice President (Car Plant)	50,05,106	28,31,308	B.E.(Mech.), C.Engg., M.I.Prod.Engg.(Lond)	38	1-Jul-70	I.C.I.M., Tech. Asst. - 2 yrs.
88	Tikoo Prananath*	60	Manager (Prodn.)	12,96,002	8,48,750	Diploma (Mech.)	36	2-Jul-68	-
89	Vas Eric	38	Head (Corporate Planning)	24,91,550	15,13,695	MBA, B.E.(Mech.)	14	1-Jun-91	-
90	Verma Prem	47	Head - Sales & Marketing (LCV & SCV)	31,53,893	19,85,979	B.Com.(Hons.), M.Com., Diploma (Mktg. & Advtg.)	27	25-Oct-00	Philips India Ltd., National Sales Manager - 2 yrs.
91	Verma V K*	60	Head (Corporate Human Resources)	48,62,707	27,16,095	B.E.(Elect.), P.G.D.B.M.	39	15-Feb-67	Govt.Polytechnic, Lecturer - 8 mths.
92	Walunj Vasant*	56	Engineer (Tool Engg.)	6,91,397	5,11,178	SSC, ITI (Grinding)	37	21-Dec-67	-
93	Wangnoo S*	45	Manager (Spare Parts) - CVBU Intl.Business	9,69,716	9,10,119	B.Tech.(Elect.), D.B.M.	21	1-Jul-83	-

Notes:-
(1) The gross remuneration shown above is subject to tax and comprises of salary, allowances, monetary value of perquisites as per Income-tax rules and Company's contribution to provident fund and superannuation fund.
(2) In addition to the above remuneration, employees are entitled to gratuity, medical benefits, etc. in accordance with the Company's rules.
(3) The net remuneration is arrived at by deducting from the gross remuneration, income-tax, Company's contribution to provident fund, superannuation fund and the monetary value of non-cash perquisites, wherever applicable.
(4) The remuneration as disclosed above, includes performance linked payments for employees for the previous year, which were approved by the management during the year.
(5) All the employees have adequate experience to discharge the responsibilities assigned to them.
(6) The nature of employment in all cases is contractual.
(7) None of the employees mentioned above is a relative of any Director of the Company.
(8) Asterisk against a name indicates that the employee was in service only for a part of the year.

On behalf of the Board of Directors

Mumbai, May 17, 2005

RATAN N TATA
Chairman

TATA MOTORS

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Attendance Slip

Members attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the SIXTIETH ANNUAL GENERAL MEETING of the Company at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai-400 020, at 3.30 p.m. on Monday, July 11, 2005.

....

Full name of the Member (in block letters) Signature

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for member holding shares in electronic form.

....

Full name of the proxy (in block letters) Signature

NOTES : 1. Member/Proxyholder wishing to attend the meeting must bring the Attendance Slip to the meeting.
2. Member/Proxyholder desiring to attend the meeting should bring his copy of the Annual Report for reference at the meeting.



TATA MOTORS

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Proxy

I/We ....

of.. in the district of ....being

a Member/Members of the above named Company, hereby appoint ....

.... of .... in the district of ....or failing

him ....of..in the district of..

....as my/our Proxy to attend and vote for me/us and on my/our behalf at the Sixtieth Annual General Meeting of the Company, to be held on Monday, July 11, 2005 or at any adjournment thereof.

Signed this .... day of 2005

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for members holding shares in electronic form.

No. of Shares

Signature


Affix
15 Paise
Revenue
Stamp

This form is to be used **In favour of / ** against the resolution. Unless otherwise instructed, the Proxy will act as he thinks fit.

** Strike out whichever is not desired.

NOTES: (i) The Proxy must be returned so as to reach the Registered Office of the Company, Bombay House 24 Homi Mody Street Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.
(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.


TATA

TATA MOTORS

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Attendance Slip

Members attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the SIXTIETH ANNUAL GENERAL MEETING of the Company at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai-400 020, at 3.30 p.m. on Monday, July 11, 2005.

....

Full name of the Member (in block letters) Signature

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for member holding shares in electronic form.

....

Full name of the proxy (in block letters) Signature

NOTES : 1. Member/Proxyholder wishing to attend the meeting must bring the Attendance Slip to the meeting.
2. Member/Proxyholder desiring to attend the meeting should bring his copy of the Annual Report for reference at the meeting.



TATA MOTORS

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Proxy

I/We ....

of.. in the district of ....being

a Member/Members of the above named Company, hereby appoint ....

.... of .... in the district of ....or failing

him ....of..in the district of..

....as my/our Proxy to attend and vote for me/us and on my/our behalf at the Sixtieth Annual General Meeting of the Company, to be held on Monday, July 11, 2005 or at any adjournment thereof.

Signed this .... day of 2005

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for members holding shares in electronic form.

No. of Shares

Signature ________ Affix 15 Paise Revenue Stamp ________

This form is to be used $\frac{\text{**In favour of}}{\text{** against}}$ the resolution. Unless otherwise instructed, the Proxy will act as he thinks fit.

** Strike out whichever is not desired.

NOTES: (i) The Proxy must be returned so as to reach the Registered Office of the Company, Bombay House 24 Homi Mody Street Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.
(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.


TATA

Awards


COMMERCIAL
VEHICLE
MANUFACTURER
OF THE YEAR
2005
Auto Monitor

Commercial Vehicle Manufacturer of the Year Award at the Auto Monitor Awards 2005

Car Maker of the Year Award from Overdrive Magazine


5th Annual
GREENTECH
Environment Excellence Gold Award
2003 - 2004

Tata Motors – Pune won the 'Gold Award' in the 'Engineering Sector' at the Greentech Environment Excellence Awards 2003-2004

CSIR Diamond Jubilee Technology Award 2003

Citation

The first CSIR Diamond Jubilee Technology Award for 2003 is conferred on "Tata Motors" for the successful indigenous design, development, manufacturing and commercialisation of passenger cars, Indica and Indigo.

Tata Motors took up the seemingly insurmountable challenge at a time when other Indian manufacturers thought it was not possible to compete with the globally established players. They not only took up the challenge, but also successfully competed against them. Their cars have come to command customer preference and loyalty, and are building inroads in the highly competitive export market. It has catapulted India into the select league of a handful of nations who make and export their own cars.

The success of Tata Motors has demonstrated the redoubtable technological and engineering capabilities of India and the competitive spirit of the nation.

We honour Tata Motors for showcasing India on the world automobile map with the award of the first CSIR Diamond Jubilee Technology Award.

Kapil Sibal
Vice President, CSIR and
Minister of State (Independent Charge) for
Science & Technology and Ocean Development
Government of India

R.A. Mashelkar
Director General, CSIR and Secretary
Department of Scientific & Industrial Research
Government of India

CSIR Diamond Jubilee Technology Award for the Indica and Indigo from the Council of Scientific and Industrial Research



CNBC Autocar Auto Awards 2004 – Tata Safari – Petrol – Most improved Car of the Year


CIO
CIO 100 HONOUREE 2005

CIO 100 Honouree 2005 – CIO Asia's Annual Index of Asia's top Performing Enterprise Users of IT


FROST & SULLIVAN
India Manufacturing Excellence Awards
2004
Corporate Platinum Award
Tata Motors Ltd.

Tata Motors – CVBU won the 'Corporate Platinum Award' at the India Manufacturing Excellence Awards 2004



Golden Peacock Award for Corporate Social Responsibility



Tata Motors has won the 'Superbrand' title for both Passenger Cars and Commercial Vehicles from Superbrands India



Company of the Year Award as part of the Economic Times Awards on Corporate Excellence

Some notable awards received by subsidiary companies.

- Tata Daewoo Commercial Vehicle Company Ltd. received awards from the Ministry of Science & Technology, Korea, for significant contributions in the field of Industrial Technology.
- Tata Technologies Limited became the 1st enterprise in India to be certified as a PCMM Level 5 organisation.

The year that was: 2004-0


TATA
Indigo
Marina

Tata Motors launches branded buses and coaches
The fully built coaches under the 'Globus' brand name and a range of branded buses under the 'Starbus' portfolio redefine mass transportation in the country. The buses are available in diesel and CNG variants, with capacity ranging from 13 to 67 seaters.


STARBUS

Launch of the Indigo Marina
Setting a new benchmark in space, style and comfort, the Indigo Marina is positioned as a premium, aspirational car in the midsize (C) segment. A car that combines the luxury of a sedan and the convenience of an MPV.


MARRAKECH

Acquires 21% stake in Hispano Carrocera SA
As part of its bus strategy, Tata Motors acquired 21% stake in this well known international bus company. Tata Motors also has the license for technology as well as the brand rights.


TTM
LISTED
NYSE
TATA
MOTORS
Tata Motors Limited
TTM
LISTED
NYSE
TTM
LISTED
NYSE
TATA
MOTORS
Tata Motors Limited

NYSE listing
Tata Motors listed its Depositary Programme on the New York Stock Exchange. It is the first Company in the Indian engineering and automobile sector to do so.

2004-05


500000

500, 000th passenger vehicle rolled out
Tata Motors crossed an important milestone this year.
Its 500,000th car - an Indica - rolled off the assembly line in Pune.

Geneva Motor Show 2005 - On display the Tata Xover




TATA

Tata Motors fuels Narain Karthikeyan's F1 run
Tata Motors along with the Tata Group sponsored Narain Karthikeyan at the Formula 1, 2005. Narain races with Jordan Grand Prix for this year's Formula 1 and is the first Indian driver ever to secure a Formula 1 berth.




TATA
MOTORS

Commercial and passenger vehicles launched in South Africa
Tata Motors launched its pick-ups, light commercial vehicles and buses in South Africa. This was followed closely by the launch of the Indica and Indigo.

TATA MOTORS LIMITED

Bombay House 24 Homi Modi Street Mumbai 400 001

Product Launches since April 2004





Indigo Marina



GLOBUS





ACE



TATA
NOVUS